

2004 ANNUAL REPORT

Building Our Future









KNBT™
Bancorp, Inc.

KNBT CORPORATE PROFILE

KNBT Bancorp, Inc. (NASDAQ - KNBT), headquartered in Bethlehem, Pennsylvania, was formed in 2003 when Keystone Savings Bank acquired Nazareth National Bank and combined their 184-year histories of service excellence. Today, Keystone Nazareth Bank & Trust (KNBT), a subsidiary of KNBT Bancorp, Inc., is the largest local community bank serving the greater Lehigh Valley region. With assets of $2.4 billion, KNBT currently operates 41 branch locations within Lehigh, Northampton, Carbon and Monroe Counties. KNBT has over 600 employees, dedicated to delivering world-class financial services, with a focus on personal service.

Trust, brokerage and investment services are provided through our Trust Services division and KNBT Securities, a subsidiary of Keystone Nazareth Bank & Trust. Our Trust Services division and KNBT Securities provide a full menu of estate and financial planning, insurance and brokerage products and services.

TABLE OF CONTENTS

KNBT VISION AND MISSION



KNBT
Keystone Nazareth
Bank & Trust

OUR VISION

Keystone Nazareth Bank & Trust (KNBT) will be the financial partner of choice, with a commitment to world-class community banking, that will build lasting relationships by delivering unmatched, personal service and value to our customers, employees, community and shareholders.

OUR MISSION

Keystone Nazareth Bank & Trust's (KNBT) Mission is to:

- **Ensure customer satisfaction** by delivering unmatched, personal service and providing high-quality financial products and services to meet the changing needs of individuals, families and businesses.
- **Strive to be the employer of choice by supporting the personal and professional development of our employees,** with an emphasis on building knowledge, teamwork and mutual respect.
- **Contribute to the economic growth and vitality of our community** by supporting local civic, charitable and cultural organizations with our time, talents and financial resources.
- **Preserve the integrity and traditional values of true community banking** in the way we conduct our business as we achieve consistent, quality financial performance to maximize long-term value for our shareholders.

FINANCIAL HIGHLIGHTS*

(Dollars in Thousands)	2002	2003	2004
At Year End December 31,			
Assets	$ 1,015,906	$ 1,941,973	$ 2,415,103
Deposits	$ 771,825	$ 1,289,410	$ 1,323,053
Loans	$ 558,453	$ 890,076	$ 1,013,202
Shareholders' Equity	$ 111,049	$ 389,080	$ 377,354
For the Year Ended December 31,			
Net Interest Income	$ 33,063	$ 38,002	$ 63,845
Non-Interest Income	$ 8,814	$ 9,048	$ 15,434
Non-Interest Expense	$ 24,568	$ 55,119	$ 52,699
Net Income (Loss)	$ 12,010	$ (5,756)*	$ 17,606
Financial Ratios			
Return (Loss) on Average Assets	1.25%	(0.46)%*	.81%
Return (Loss) on Average Equity	11.46%	(3.58)%*	4.57%
Tier 1 Capital to Average Assets (Leverage)	10.78%	19.39%	14.66%

KNBT's Loans Receivable as of December 31, 2004



0.1%
5%
23%
29%
10%
32%
Commercial (Non-Real Estate) $ 50,691
Commercial Real Estate $ 231,132
Construction Real Estate $ 106,361
Residential Real Estate $ 326,552
Consumer Loans $ 297,935
Government $ 1,170
(Dollars in Thousands)

KNBT's Deposits as of December 31, 2004



10%
14%
42%
16%
18%
Non-Interest Bearing Deposits $ 128,498
Interest-Bearing Deposits $ 180,811
Savings and Club Deposits $ 210,257
Money Market Deposits $ 241,827
Time Deposits $ 561,660
(Dollars in Thousands)

(DOLLARS IN THOUSANDS)



ASSETS
DEPOSITS
LOANS
SHAREHOLDERS' EQUITY
$2,500,000
$2,000,000
$1,750,000
$1,500,000
$1,250,000
$1,000,000
$750,000
$500,000
$250,000
$0
$400,000
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
2002 2003 2004
2002 2003 2004
2002 2003 2004
2002 2003 2004

* On October 31, 2003, KNBT Bancorp, Inc. completed its initial public offering and its acquisition of First Colonial Group, Inc. The 2003 results include the operations of First Colonial Group, Inc. from November 1, 2003 through December 31, 2003. Included in 2003 results are one-time charges of a $16.1 million contribution to the Keystone Nazareth Charitable Foundation and $5.7 million of merger and systems integration costs. Information for 2002 reflects operations of Keystone Savings Bank, a mutual savings bank.

TO OUR SHAREHOLDERS

We are pleased to report that your company made significant progress in 2004 as we established record results and a solid foundation to build our future as KNBT Bancorp, Inc. We began the year faced with the challenge of bringing together our computer systems and KNBT customer base. We ended the year looking ahead to the prospect of expanding our regional community banking franchise throughout Northeast Pennsylvania. And through it all, we delivered service excellence to our customers, increased opportunity and training for our employees, invested in our community and enhanced the return to our shareholders.

Building Our Financial Performance

2004 was a year of solid financial performance. We completed our first fiscal year as KNBT Bancorp, Inc., producing net earnings of $17.6 million or $0.60 per diluted share. All financial institutions, including KNBT, were challenged in 2004, as the year began with historic low interest rates. Since June 2004, the Federal Reserve raised key short-term interest rates six times for a total of 1.5 percentage points. While the year was marked by the first rising interest rate environment in recent years, compressed net interest margins continued to present a challenge for revenue growth.

Despite a comprehensive computer system integration and a challenging economy, your company produced earnings of $17.6 million. Given our high level of capital resulting from the initial public offering, we experienced a modest return on average equity of 4.95% and a return on average assets of 0.79% for our first full year performance. At December 31, 2004, KNBT Bancorp, Inc.'s total assets were $2.4 billion, total deposits were $1.3 billion and shareholders' equity was $377.4 million.


KNBT
Keystone Nazareth
Bank & Trust
ATM

Jeffrey P. Feather, Chairman, Scott V. Fainor, President & CEO and Eugene T. Sobol, Sr. EVP, COO/CFO & Treasurer unveiled our new logo at a March 31, 2004 ceremony.

In April, we declared our first dividend of $.05 per share and continued that quarterly dividend for the third and fourth quarters. In October, the Board of Directors approved the repurchase of approximately 3,000,000 shares of stock. By year-end, we had bought back 650,000 shares, with the remaining shares in the buyback program expected to be repurchased in 2005.

These results, and the progress that we made this year around our integration work, point to a solid operational foundation that will support sustainable organic and acquisitive growth. With an established core business model in place, we sought to grow and identify new revenue sources in 2004. Updated business plans within our Trust Services division, the growth of our Corporate and Small Business Banking teams and the formation of a new Private Banking group are just a few examples of our balanced strategic vision in action.

To formally introduce the new KNBT brand to the community, we launched a branding initiative in the spring of 2004. Upon the completion of our systems conversion, we displayed new signage at all KNBT locations, which was launched by an "unbagging" ceremony at our corporate headquarters on March 31, 2004. In support of the KNBT products and services, we created new sales literature, updated our telephone banking service, and launched a newly designed web site (www.knbt.com). Indeed, our 2004 accomplishments cut across every line of our business, providing tangible evidence that KNBT is committed to delivering on our vision for growth within our consumer, commercial and investment lines of business.

Building Our Business: Key Acquisitions

On September 28, 2004, we announced the purchase of Oakwood Financial Corp. (Oakwood), a full-service brokerage firm based in Allentown, Pennsylvania. The acquisition of Oakwood, now

KNBT Securities, was consummated during the fourth quarter. KNBT Securities, a wholly owned subsidiary of Keystone Nazareth Bank & Trust Company, provides a full menu of investment, insurance and brokerage products and services.

The addition of KNBT Securities brings together the largest local community bank with the experienced professionals of a leading, local, full-service brokerage firm. This strategic acquisition strengthens our commitment to providing our clients with a full range of products and services to meet their financial goals.

On December 9, 2004, we announced our intent to acquire Northeast Pennsylvania Financial Corp. (NEPF), the holding company for First Federal Bank, Hazleton, Pennsylvania. NEPF is an $836 million holding company, operating 17 full-service branch offices in Luzerne, Schuylkill, Columbia, Carbon and Monroe Counties, Pennsylvania. The addition of this Northeast Pennsylvania community banking franchise presents an exciting opportunity to expand KNBT into Luzerne, Schuylkill and Columbia Counties and to add to our presence in Carbon and Monroe Counties.

This acquisition complements our strategy to grow our consumer and commercial lines of business by leveraging the opportunities presented by NEPF's Higgins Insurance Associates, Inc., a growing commercial, personal and employee benefits insurance company. KNBT Trust Services will also grow with the addition of NEPF's significant trust assets under management.

Through our successful integration work in early 2004, we have developed the systems and expertise to integrate these two companies and expand our regional community banking franchise to include NEPF's solid community banking presence.

At this time, the merger and integration activities are on schedule. We currently expect to finalize the NEPF transaction by the end of the second quarter of 2005. Upon completion, KNBT Bancorp, Inc. will become the 11th largest financial institution headquartered in Pennsylvania, with total assets estimated to be over $3 billion and with 58 branches serving seven counties.

On February 28, 2005, we were pleased to announce our plans to purchase Caruso Benefits Group, Inc., a benefits management firm based in Bethlehem, Pennsylvania.

Caruso Benefits Group, Inc. specializes in benefits management with an emphasis on group medical, life and disability. Their three divisions include MJ Caruso & Associates, Independent Business Association, and The Benefits Firm. Founded in 1971 by Michael J. Caruso, CLU, ChFC, Caruso Benefits Group, Inc. services clientele ranging from individual entrepreneurs to organizations with several thousand employees, primarily in the Eastern Pennsylvania region.

This acquisition is a strategic initiative that will enhance KNBT's financial services by providing quality-based and cost-effective group benefit solutions. Caruso Benefits Group, Inc. is a knowledgeable, service-oriented organization with a reputation for reliability that is highly regarded. Bringing their benefits management expertise together with KNBT is a tremendous opportunity that broadens the array of services that we can provide in support of our corporate and small business customers and their employees.

Upon completion of the transaction, Caruso Benefits Group, Inc. will operate as a subsidiary of the Bank. This acquisition is subject to customary conditions, including receipt of all required regulatory approvals, and is expected to close in the second quarter of 2005.



Building a Stronger Community

As a community bank, we strive to support the many communities that we serve. Throughout 2004, KNBT's community involvement included cash contributions, sponsorships and the involvement of our employees in the activities (fundraisers, board memberships, volunteerism, etc.) of organizations in the communities we serve.

On April 21, 2004, the Keystone Nazareth Charitable Foundation held its inaugural community meeting. Representatives from 225 community organizations attended this celebratory meeting and received total contributions of $476,250. This event was featured in the Pennsylvania Bankers Association newsletter and recognized by the Pennsylvania Association of Community Bankers (PACB) for their "Best-of-the-Best" Community Banking Month program.

KNBT provides consistent and active support for community groups and their initiatives such as Allentown Neighborhood Housing Services, Ways to Work, Northampton County First Time Homebuyer Assistance Program, Alliance for Building Communities, Community Action Committee of the Lehigh Valley and Old Allentown Preservation Association. KNBT has also partnered with local communities to develop specialized programs to help revitalize urban rental properties for low/moderate income tenants and to finance property improvements.

In addition to the financial support of the Foundation and other grants and sponsorships, KNBT employees displayed the true spirit of community banking through the many organizations that they supported with their time and talents, including more than 13,000 hours of collective volunteerism. To thrive as a community bank, we recognize the importance of building strong communities.

Building Our Branch Network

KNBT continued to expand and improve our branch network in 2004, through renovations, new technology and continued expansion of our seven-day-a-week banking at select locations.

Throughout the year, upgraded ATMs were installed at 15 KNBT branch offices, enhancing customer convenience. Coin counting machines, a popular and free service for KNBT customers, were added to 16 traditional KNBT branch offices during the year. Extensive renovations were also completed at our full-service Downtown Bethlehem, Moorestown and Broad Street Nazareth offices.

During the fourth quarter, we began construction on a 2,600 square foot branch at the new Palmer Town Center in Easton, Pennsylvania. With two drive-up lanes and a drive-up ATM, this traditional office is scheduled to open during the second quarter of 2005. This new branch will complement our new seven-day-a-week office, located inside the GIANT® Food Store at the same shopping center. These newest KNBT branch offices will support the vibrant and growing Palmer Township and Bethlehem Township corridors.

Building a Focused Operating Strategy

KNBT's Board of Directors, Office of the President and the more than 600 KNBT team members have been working together for our first full year of combined operations to execute on our vision: To be the financial partner of choice, with a commitment to world-class community banking, that will build lasting relationships.


KNBT

KNBT employees and their families, pictured here at the 2004 Lehigh Valley Heart Walk, give generously to our community.

Throughout 2004, we focused intently on melding our corporate cultures and operations into a cohesive entity. In terms of our strategic focus, our key operating strategies are:

- Grow our current 41 branch network located throughout Lehigh, Northampton, Monroe and Carbon Counties, with future expansion in Luzerne, Columbia and Schuylkill Counties, through the pending NEPF acquisition.
- Develop as a "relationship bank" offering a broad array of deposit and loan products, as well as increasing fee-based income through our trust services, securities and insurance products.
- Focus on core deposit growth by becoming the relationship bank to our consumer and commercial customers throughout our market area.
- Generate commercial and consumer loan growth without sacrificing credit quality. Intensify efforts targeting small to mid-sized businesses in our market area.
- Ensure customer satisfaction by delivering unmatched, personal service and value that will allow us to grow and diversify our operations as a community bank.
- Manage our capital to maximize shareholder value.

Building Our Future

In closing, we would like to thank the KNBT Bancorp, Inc. Board of Directors for their leadership, vision and support. In particular, we would like to recognize four of our distinguished Directors who will retire in May 2005:

- John A. Mountain, Board member since 1978
- Daniel B. Mulholland, Board member since 2003*
- Robert R. Scholl, Board member since 1980
- Richard L. Strain, Board member since 1984

* Board member, Nazareth National Bank, 1994-2003

These leaders have served KNBT and our community with dedication and diligence. Their collective contributions and individual talents have made real and lasting impressions within KNBT. For all of this, they have our sincere thanks and best wishes in their future endeavors.

We also want to thank all of our employees for their hard work throughout 2004 and their dedication to our company and community. Most importantly, we thank all of our shareholders for your continued investment and confidence in KNBT. **We made significant progress during 2004 and we are hard at work in 2005, focused on maximizing shareholder value and building our future.**

Sincerely,



Scott V. Fainor
President & Chief Executive Officer
KNBT Bancorp, Inc.
Keystone Nazareth Bank & Trust



Eugene T. Sobol
Sr. Executive Vice President
COO/CFO & Treasurer
KNBT Bancorp, Inc.
Keystone Nazareth Bank & Trust



Left to right: Eugene T. Sobol and Scott V. Fainor

BOARD OF DIRECTORS

KNBT Bancorp, Inc. and Keystone Nazareth Bank & Trust

Jeffrey P. Feather
Chairman of the Board
KNBT Bancorp, Inc.
Keystone Nazareth Bank & Trust
Chairman
SunGard Pentamation, Inc.

Scott V. Fainor
President & Chief Executive Officer
KNBT Bancorp, Inc.
Keystone Nazareth Bank & Trust

Michael J. Gausling
Managing Partner
Blue Star Partners

Donna D. Holton
President & Chief Operating Officer
Turn of the Century Solution, Inc.

Christian F. Martin, IV
Chairman & Chief Executive Officer
CF Martin & Co., Inc.

John A. Mountain
Retired Chief Financial Officer
Air Products and Chemicals, Inc.

Daniel B. Mulholland
President & Chief Executive Officer
DB Mulholland & Associates

R. Chadwick Paul, Jr.
Chief Executive Officer
Ben Franklin Technology Partners
Northeastern Pennsylvania

Charles J. Peischl
Esquire
Peters, Moritz, Peischl, Zulick & Landes

Robert R. Scholl
Financial Consultant
Prudential Financial

Kenneth R. Smith
Retired Executive Director, Regional Affairs
Lehigh University

R. Charles Stehly
Director of Business Relations
Corporate Environments Group, Inc.

Richard Stevens, III
Retired Division Manager
Computer Aid, Inc.

Richard L. Strain
Retired President
Bethlehem Area Chamber of Commerce

Maria Z. Thulin
Executive Vice President
Arcadia Development Corporation



Row 1: *Richard L. Strain, Jeffrey P. Feather, Scott V. Fainor, Robert R. Scholl.* ***Row 2:*** *Daniel B. Mulholland, John A. Mountain, Michael J. Gausling, Richard Stevens, III, Kenneth R. Smith, R. Charles Stehly.* ***Row 3:*** *Charles J. Peischl, Donna D. Holton.* ***Row 4:*** *R. Chadwick Paul, Jr., Maria Z. Thulin, Christian F. Martin, IV*

EXECUTIVE OFFICERS

KNBT Bancorp, Inc.

Jeffrey P. Feather
Chairman of the Board

Scott V. Fainor
President & Chief Executive Officer

Eugene T. Sobol
Senior Executive Vice President COO/CFO & Treasurer

Michele A. Linsky
Corporate Secretary

OFFICE OF THE PRESIDENT

Keystone Nazareth Bank & Trust

Scott V. Fainor
President & Chief Executive Officer

Eugene T. Sobol
Senior Executive Vice President
COO/CFO & Treasurer

Sandra L. Bodnyk
Executive Vice President
Chief Credit Risk Officer

Deborah R. Goldsmith
Senior Vice President
Administration & Strategic Planning

David W. Hughes
Senior Vice President
Trust Services and Securities

David B. Kennedy
Senior Vice President
Corporate & Private Banking

Carl F. Kovacs
Senior Vice President
Chief Information Officer

William L. Vitalos
Senior Vice President
Branch Administration

Karen L. Whitehill
Senior Vice President
Retail Lending

ADVISORY BOARD

Keystone Nazareth Bank & Trust

Fred A. Achey
President
Achey, Inc.

John C. Calahan
President
Jack Calahan, Inc.

Gordon B. Mowrer
Bethlehem City Council

William K. Murphy
Esquire
Herster, Newton & Murphy

Bruce A. Palmer, CPA
Buckno, Lisicky & Company

Ronald E. Rucker
President & Chief Executive Officer
Via of the Lehigh Valley

John H. Ruhle, Jr.
Chairman of the Board
Reeb Millwork

Kerry A. Wrobel
President
Lehigh Valley Industrial Park

Taras W. Zawarski
President
Nic Zawarski & Sons, Inc.

CURRENT AND FUTURE KNBT LOCATIONS

LUZERNE
COLUMBIA
MONROE
80
CARBON
476
81
NORTHAMPTON
SCHUYLKILL
LEHIGH
78



- ◎ **KNBT Headquarters/Branch**
- ● **KNBT Branch**
- ◆ **KNBT Trust Services/Branch**
- ✪ **KNBT Securities**
- ★ **Traditions Settlement Services, LLC**
- ○ **First Federal Branch***
- ◇ **NEP Trust Company***
- ◎ **Higgins Insurance Associates, Inc.***
- ☆ **Abstractors, Inc.***
- ☆ **Caruso Benefits Group, Inc.***

Northampton County
Downtown Bethlehem Office
Easton Avenue Office
Highland Avenue Office
Miller Heights Office
Pointe North Office
Route 191 Office
Downtown Easton Office
Forks Office
Forks Township Office
Northampton Crossings Office
William Penn Plaza Office
Hellertown Main Office
Hellertown In-Store
Broad Street/Nazareth Office
Main Street Office
Moorestown Office
Moravian Hall Square
Nazareth Office
Northampton Office
Palmer Office

Lehigh County
Downtown Allentown Office
Emmaus Avenue Office
South 4th Street Office
South Whitehall Office
Village West Office
9th Avenue Office
Union Boulevard Office
Coopersburg Office
Coplay Office
Emmaus Office
Schnecksville Office
Trexlertown Office
Wescosville Office
MacArthur Road Office
Whitehall Office

Monroe County
Brodheadsville Office
East Stroudsburg Office
Mount Pocono Office
Stroudsburg Office
Stroud Township Office
Brodheadsville Office

Carbon County
Palmerton Office
Lehighton Office
Weatherly Office

Columbia County
Bloomsburg Office
Scott Township Office

Luzerne County
Back Mountain Office
Drums Office
Gould's Supermarket Office
Hazleton Office
Laurel Mall Office
Laurel Mall II Office
Kingston Office
Mountaintop Office

Schuylkill County
Pottsville Office
Schuylkill Mall Office
Schuylkill Haven Office
Shenandoah Office

pending regulatory approvals of announced KNBT acquisitions *and satisfaction of other conditions.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549
FORM 10-K

[X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended **December 31, 2004**.

OR

[ ] Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from ___________ to ___________.

Commission File Number 000-50426



KNBT Bancorp, Inc.
(Name of Registrant as specified in its charter)

Pennsylvania	38-3681905
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

90 Highland Avenue, Bethlehem, Pennsylvania	**18017**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **610-861-5000**

Securities registered pursuant to Section 12 (b) of the Exchange Act: None
Securities registered pursuant to Section 12 (g) of the Exchange Act:

Common Stock, $0.01 Par Value
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).
Yes _X_ No ___

The aggregate market value of the 25,885,403 shares of the Registrant's common stock held by non-affiliates (30,656,840 shares outstanding less 4,771,437 shares held by affiliates), based upon the closing price of $16.70 for the Common Stock on June 30, 2004, the last business day in the Registrant's second quarter, was approximately $432.3 million. Shares of Common Stock held by each executive officer and director, the Registrant's Employee Stock Ownership Plan and the Keystone Nazareth Charitable Foundation have been excluded since such persons may be deemed affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares of the Issuer's common stock, par value $0.01 per share, outstanding as of March 11, 2005 was 30,662,305.

DOCUMENTS INCORPORATED BY REFERENCE:

Certain portions of KNBT Bancorp's proxy statement to be filed in connection with its 2005 Annual Meeting of Stockholders are incorporated by reference in Part III of this Report. Other documents incorporated by reference are listed in the Exhibit Index.

KNBT BANCORP, INC.

Form 10-K

Table of Contents

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION

The information contained in this Annual Report on Form 10-K may contain forward-looking statements (as defined in the Securities Exchange Act of 1934 and the regulations thereunder) which are not historical facts or as to KNBT Bancorp, Inc. ("KNBT" or "Holding Company") management's intentions, plans, beliefs, expectations or opinions or with respect to the acquisition of the Caruso Benefits Group, Inc. ("Caruso") and the pending acquisition of Northeast Pennsylvania Financial Corp. ("NEPF"). These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of KNBT and its management, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) economic and competitive conditions which could affect the volume of loan originations, deposit flows and real estate values; (2) the levels of non-interest income and expense and the amount of loan losses; (3) estimated cost savings from the acquisition of NEPF cannot be fully realized within the expected time frame; (4) revenues following the acquisitions of Caruso and NEPF are lower than expected; (5) competitive pressure among depository institutions increases significantly; (6) costs or difficulties related to the integration of the businesses of KNBT, NEPF and Caruso are greater than expected; (7) changes in the interest rate environment may reduce interest margins; (8) general economic conditions, either nationally or in the markets in which KNBT is or will be doing business, are less favorable than expected; (9) legislation or changes in regulatory requirements adversely affect the business in which KNBT would be engaged; (10) regulatory approvals to acquire Caruso and/or NEPF are not obtained; or (11) factors which result in a condition to the acquisition of Caruso and/or NEPF not being met as well as other factors discussed in the documents filed by KNBT with the Securities and Exchange Commission ("SEC") from time to time. Copies of these documents may be obtained from KNBT upon request and without charge (except for the exhibits thereto) or can be accessed at the website maintained by the SEC at http://www.sec.gov. KNBT undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

PART I

Item 1. Business

General

KNBT is a Pennsylvania corporation and registered bank holding company organized in 2003. KNBT's business consists primarily of being the parent holding company for Keystone Nazareth Bank & Trust Company, a Pennsylvania-chartered savings bank. The Holding Company and the Bank are collectively referred to as "KNBT." Keystone Nazareth Bank & Trust Company (which we also refer to as the "Bank") is the stock-form successor to Keystone Savings Bank upon the mutual-to-stock conversion of Keystone Savings Bank, which was completed on October 31, 2003. Concurrently with the mutual-to-stock conversion, KNBT acquired, through a merger, First Colonial Group, Inc. ("First Colonial"), the parent holding company for Nazareth National Bank and Trust Company, which was merged with and into the Bank in connection with the acquisition of First Colonial. The merger transaction was accounted for under the purchase method of accounting. The result of operations for 2003 include the operations acquired from First Colonial for the period October 31, 2003 through December 31, 2003.

On November 11, 2004, KNBT acquired Oakwood Financial Corp. ("Oakwood"), a full-service brokerage firm based in Allentown, Pennsylvania. KNBT paid $650,000 for Oakwood and acquired $121,000 in assets. Oakwood provides a full menu of securities brokerage, insurance and investment advisory products and services. Oakwood is a wholly owned subsidiary of the Bank and now operates as KNBT Securities, Inc. This purchase augments the Bank's offering of investment and insurance products offered to its customers in branch offices. Combined with the expertise of KNBT's Trust and Wealth Management professionals, KNBT Securities enhances our ability to provide customers with a full range of products and services to meet their financial goals.

On October 27, 2004, the Board of Directors authorized the repurchase of up to 3,062,486 shares or approximately 10% of KNBT's outstanding shares. For the year ended December 31, 2004, KNBT repurchased 650,000 shares of its common stock at an average cost of $17.20 per share. KNBT did not declare or pay any dividends during the year ended December 31, 2003. Cash dividends were initiated in the second quarter of 2004 with dividends declared and paid of $.05 cents per share. For year ending December 31, 2004, total dividends of $.15 per share were declared and paid.

Available Information

KNBT is a public company and files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. KNBT's filings are available to the public at the SEC's website at HTTP://www.sec.gov. Members of the public may also read and copy any document that KNBT files at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. In addition to the foregoing, the Company maintains a website of www.KNBT.com. KNBT makes available on its Internet website copies of its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to such documents as soon as reasonably practicable after KNBT electronically files such material with, or furnishes such documents to the SEC.

Keystone Nazareth Bank & Trust Company

The Bank is the successor to Keystone Savings Bank, a Pennsylvania-chartered mutual savings bank that was organized in 1925. The Bank has 41 full service offices with 19 located in Northampton County, Pennsylvania, 16 in Lehigh County, Pennsylvania, five in Monroe County, Pennsylvania and one in Carbon County, Pennsylvania. The Bank's office network includes 14 full service in-store supermarket branch offices. The Bank has ATMs in all but one of its banking offices and also maintains seven off-site ATMs.

The Bank is primarily engaged in attracting deposits from the general public and using those funds to invest in loans and securities. The Bank's principal sources of funds are deposits, repayments of loans and mortgage-backed securities, maturation of investments, funds provided from operations and funds borrowed from outside sources such as the Federal Home Loan Bank of Pittsburgh ("FHLB"). The Bank's deposit products include interest-bearing and non-interest-bearing checking accounts, statement savings accounts, passbook savings accounts, money market accounts, club accounts, individual retirement accounts and certificates of deposit. These funds are primarily used for the origination of various loan types including single-family residential mortgage loans, non-residential or commercial real estate mortgage loans, direct or indirect consumer loans, such as home equity loans, automobile and recreational vehicle loans and commercial business lines of credit, letters of credit and term loans. Most of the Bank's commercial customers are small to medium size businesses operating in the Bank's primary market area.

The Bank also offers trust and wealth management services through its trust department under the name KNBT Trust Services. These services include acting as executor and trustee under wills and deeds, as guardian, custodian and as trustee and agent for pension, profit sharing and other employee benefit trusts as well as various investment, pension and estate planning services. The market value of the funds held by the trust department was $314.4 million at December 31, 2004 as compared with $312.4 million at December 31, 2003. KNBT offers a selection of investment and insurance products, including equity securities, mutual funds and annuities to its customers in its branch offices.

Subsidiaries

In addition to the Bank, KNBT Inv. I, Inc. and KNBT Inv. II, Inc. are also subsidiaries of KNBT.

In December 2003, KNBT established a wholly owned subsidiary, KNBT Inv. I, Inc., a Delaware corporation for the purpose of investing in various types of securities. As of December 31, 2004, KNBT Inv. I, Inc. had total assets of $86.3 million, of which $41.6 million and $25.7 million consists of interest-bearing accounts and investment securities, respectively.

KNBT Inv. II, Inc., formerly known as First C. G. Company, Inc., was acquired on October 31, 2003 as part of KNBT's acquisition of First Colonial and is a wholly owned subsidiary of KNBT. KNBT Inv. II, Inc. is a Delaware corporation established for the purpose of investing in various types of securities. As of December 31, 2004, KNBT Inv. II, Inc. had total assets of $6.4 million of which $6.0 million was invested in equity securities with most of the remaining assets in interest-bearing money market accounts.

The Bank has four wholly owned subsidiaries, KLV, Inc., KLVI, Inc., Traditions Settlement Services LLC and KNBT Securities. KLV, Inc. is inactive. KLVI, Inc. is a Delaware corporation, formed in 1997 to hold and manage certain investment securities. As of December 31, 2004, KLVI had total assets of $880.3 million of which $14.9 million and $858.0 million consists of interest-bearing accounts and investment securities, respectively. Traditions was organized in May 2002 and provides real estate title and settlement services. KNBT Securities, formerly Oakwood Financial Corp., offers a full range of securities brokerage, insurance and investment products and services.

Pending Acquisitions

Northeast Pennsylvania Financial Corp. On December 9, 2004, KNBT announced entering into an Agreement and Plan of Merger dated as of December 8, 2004 (the "Merger Agreement") with NEPF, a Delaware corporation, which sets forth the terms and conditions under which NEPF will merge with and into KNBT (the "Merger"). The total cost of the acquisition is expected to be approximately $98.0 million.

Under the terms of the Merger Agreement, NEPF's shareholders may elect to receive either $23.00 of KNBT common stock or $23.00 in cash in exchange for their shares of NEPF common stock, subject to an overall requirement that 50% of the total outstanding NEPF common stock be exchanged for KNBT common stock and 50% for cash. The stock component of the merger consideration will be valued at $23.00 per share based on the average market price of KNBT common stock during the 20-trading day period ending on the fifth business day prior to the completion of the Merger.

In addition, each director of NEPF entered into a Shareholder Agreement with KNBT, pursuant to which each such person agreed, among other things, to vote his or her shares of NEPF common stock in favor of the Merger Agreement at a meeting of shareholders of NEPF that has been called to consider and approve the Merger Agreement.

The transaction is expected to close during the second quarter of 2005. It is subject to a number of customary conditions, including, but not limited to, (a) the approval of the Merger Agreement by shareholders of NEPF and (b) the receipt of all required regulatory approvals by applicable federal and state regulatory agencies.

Caruso Benefits Group Inc. On February 28, 2005, KNBT announced entering into an agreement to purchase Caruso, a benefits management firm based in Bethlehem, Pennsylvania.

Caruso specializes in benefits management with an emphasis on group medical, life and disability. Under the terms of the definitive agreement, KNBT will acquire all of the capital stock of Caruso for a purchase price of $28 million in cash of which $20 million will be paid at time of closing and $8 million payable over a three-year period, subject to Caruso maintaining certain levels of profitability.

Upon completion of the transaction, Caruso will operate as Caruso Benefits Group, Inc., a wholly owned subsidiary of the Bank. The acquisition is subject to customary conditions including receipt of all required regulatory approvals and currently is expected to close in the second quarter of 2005.

Market Area and Competition

KNBT is a community-oriented banking institution offering a variety of financial products and services to meet the needs of its customers. KNBT's lending and deposit gathering is concentrated in the communities surrounding its 41 banking offices.

The Bank's market area consists of Lehigh, Northampton, Carbon and Monroe Counties, all of which are located in Pennsylvania. The greater Lehigh Valley area, which is in eastern Pennsylvania approximately 60 miles north of Philadelphia, is anchored by the cities of Bethlehem, Allentown and Easton. The combined population of Lehigh and Northampton Counties is in excess of 600,000 and the market includes a mix of urban, suburban and rural areas. Between 1990 and 2002, the combined population of Lehigh and Northampton Counties grew by approximately 8.3% compared to 3.4% for Pennsylvania as a whole. Over 14,000 companies operate in the Lehigh Valley along with 11 colleges and universities. Major employers in the area include Federal, State and local governments and local healthcare providers including Lehigh Valley Hospital and St. Luke's Hospital, Air Products & Chemicals, PPL, Binney & Smith, Giant Food Stores, Agere Systems and Mack Trucks.

The Bank faces significant competition in originating loans and attracting deposits. This competition stems primarily from commercial banks, other savings banks and savings associations and mortgage-banking companies. Within the Bank's market area, more than 50 other banks, savings institutions and credit unions are operating. Many of the financial service providers operating in the Bank's market area are significantly larger, and have greater financial resources, than the Bank. The Bank faces additional competition for deposits from money market and other mutual funds, and from other non-depository financial institutions such as brokerage firms and insurance companies.

Lending Activities

KNBT primarily extends loans to individuals and businesses in the counties of Northampton, Lehigh, Monroe and Carbon, Pennsylvania. Historically, KNBT's principal lending activity has been the origination of loans collateralized by one-to-four-family residential real estate located in its market area. In addition, KNBT traditionally has been actively involved in construction and land development loans, with an emphasis on construction/permanent single-family residential mortgage loans and loans to local homebuilders. The securitization of some of its residential real estate loans and the continuing sale of such loans has been a factor in reducing KNBT's historical concentration in these types of loans. KNBT also originates various types of consumer loans, primarily home equity loans and lines of credit. KNBT has increased its commercial lending activities as a result of the merger and through staff and product additions.

KNBT's one-to-four-family residential real estate loans amounted to $325.0 million or 32.1% of the total loan portfolio at December 31, 2004. At such date, commercial real estate loans amounted to $218.2 million or 21.5% of the total portfolio, construction and land development loans were $106.4 million or 10.5% of the total portfolio, commercial business loans were $50.7 million or 5.0% of the total portfolio and consumer loans were $297.9 million or 29.4% of the total portfolio.

Loan Portfolio Composition. The following table shows the composition of the loan portfolio by type of loan at the dates indicated.

	At December 31,									
	2004		2003		2002		2001		2000	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
	(dollars in thousands)									
Real estate loans:										
One-to four- family residential (1)	$ 324,990	32.06%	$ 332,024	36.00%	$ 361,842	59.34%	$ 513,352	73.27%	$ 509,188	73.20%
Multi-family residential	14,493	1.43%	14,197	1.54%	5,377	0.88%	3,823	0.55%	4,020	0.58%
Commercial real estate	218,201	21.52%	156,563	16.97%	29,385	4.82%	12,839	1.83%	6,715	0.97%
Construction and land development (2)	106,361	10.49%	112,684	12.22%	59,363	9.74%	54,092	7.72%	59,687	8.58%
Total real estate loans	664,045	65.50%	615,468	66.73%	455,967	74.78%	584,106	83.37%	579,610	83.33%
Commercial business loans	50,691	5.00%	38,978	4.23%	10,050	1.65%	4,399	0.63%	4,166	0.60%
State and political subdivision loans	1,170	0.12%	2,334	0.25%	-	-	-	-	-	-
Consumer loans:										
Home equity loans and lines of credit	170,762	16.84%	151,603	16.44%	102,275	16.77%	96,702	13.80%	94,317	13.56%
Automobile and other vehicles	119,036	11.74%	102,256	11.09%	31,956	5.24%	5,887	0.84%	8,901	1.28%
Other	8,137	0.80%	11,682	1.26%	9,500	1.56%	9,572	1.37%	8,585	1.23%
Total consumer loans	297,935	29.38%	265,541	28.79%	143,731	23.57%	112,161	16.00%	111,803	16.07%
Total loans	1,013,841	100.00%	922,321	100.00%	609,748	100.00%	700,666	100.00%	695,579	100.00%
Less:										
Undisbursed portion of construction loans in process (2)	-		(27,099)		(24,263)		(23,552)		(28,972)	
Deferred loan fees	79		(469)		(3,236)		(5,682)		(6,163)	
Allowance for loan losses	(10,461)		(7,910)		(2,927)		(3,386)		(3,337)	
Net loans	$ 1,003,459		$ 886,843		$ 579,322		$ 668,046		$ 657,107	

(1) Includes mortgage loans held-for-sale of $713,000 at December 31, 2004, $4.7 million at December 31, 2003, and $23.8 million at December 31, 2002. There were no mortgage loans held-for-sale at December 31, 2001 or 2000.
(2) For the years 2003 and prior, KNBT's core processing system included the undisbursed portion of construction loans in process. Total loans had to be reduced by this number in order to calculate net loans for the year 2004. KNBT's new core processing system no longer includes the undisbursed amount in loan totals. Loans in process at December 31, 2004 equaled $36.9 million.

Contractual Terms to Final Maturities. The following table shows the scheduled contractual maturities of KNBT's loans as of December 31, 2004, before giving effect to net items. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less. The amounts shown below do not take into account loan prepayments.

	One-to Four-Family Residential	Multi-Family Resdential	Commercial Real Estate	Construction and Land Development	Commercial Business Loans	State and Political Subdivision Loans	Consumer Loans	Total
	(dollars in thousands)							
Amounts due after December 31, 2004 in:								
One year or less	$ 117	$ 322	$ 17,862	$ 34,310	$ 17,574	$ -	$ 10,536	$ 80,721
After one year through three years	1,995	2,215	24,798	1,890	6,063	198	35,989	73,148
After three years through five years	3,910	686	43,150	15,000	10,589	453	108,828	182,616
After five years through fifteen years	83,853	7,073	82,930	6,371	10,785	519	124,397	315,928
After fifteen years	235,115	4,197	49,461	48,790	5,680	-	18,185	361,428
Total	$ 324,990	$ 14,493	$ 218,201	$ 106,361	$ 50,691	$ 1,170	$ 297,935	$ 1,013,841

The following table shows the amount of KNBT's loans at December 31, 2004, which are due after December 31, 2005 and indicates whether they have fixed rates of interest or have floating or adjustable rates.

	Fixed-Rate	Floating or Adjustable Rate	Total
		(dollars in thousands)	
One-to-four-family residential	$ 300,056	$ 24,817	$ 324,873
Multi-family residential	7,098	7,073	14,171
Commercial real estate	95,585	104,754	200,339
Construction and land development	54,300	17,751	72,051
Commercial business	21,798	11,319	33,117
State and political subdivisions	776	394	1,170
Consumer	243,533	43,866	287,399
Total	$ 723,146	$ 209,974	$ 933,120

Loan Originations, Sales and Servicing. KNBT's lending activities are subject to underwriting standards and loan origination procedures established by its board of directors and management. KNBT relies on its staff of retail loan representatives and commercial lenders to originate new loans. These employees travel throughout KNBT's market area and meet with customers at their homes, place of business or in the Bank's offices, to receive loan requests. KNBT has designated certain employees at each of its branch offices to take consumer loan applications. KNBT has centralized underwriting for consumer, residential real estate and commercial lending. All new loan requests received are underwritten by experienced staff at KNBT's main office or loan operations center.

KNBT's single-family residential mortgage loans generally are written on standardized documents used by either the Federal National Mortgage Association ("FNMA") or the Federal Home Loan Mortgage Corporation ("FHLMC"). To manage interest rate risk, KNBT generally sells its newly originated single-family residential mortgage loans that are agency eligible. KNBT sells such newly originated loans on a loan-by-loan or "flow" basis as the loans close. Excluding the effect of loan securitizations in 2003 and 2002 involving $162.6 million of loans, KNBT sold an aggregate of $63.2 million and $50.3 million of its newly originated single-family residential mortgage loans in the years ended December 31, 2004 and 2003, respectively. At the time of sale, KNBT recognizes a gain or loss on the sale based on the difference between the net proceeds received and the carrying value of the loans sold. KNBT's net gains on sales of residential mortgage loans were $774,000, $246,000 and $900,000 in 2004, 2003 and 2002, respectively. These gains are included in non-interest income. KNBT retains the right to continue to provide servicing for all loans sold. The income from servicing is included in non-interest income as service fees.

At December 31, 2004, KNBT was servicing $321.4 million of residential real estate loans it had previously sold. Due to the continuing low interest rate environment and a higher level of loan repayments than originally estimated, KNBT recognized impairments of its mortgage servicing rights of $415,000, $1.1 million and $676,000 during the years ended December 31, 2004, 2003 and 2002, respectively. Such impairments are recorded as non-interest expense.

In addition to loan sales, KNBT "securitized" $47.3 million and $115.3 million of seasoned, single-family residential mortgage loans in the years ended December 31, 2003 and 2002, respectively. In such transactions, loans which did not meet FNMA's eligibility standards at the time of origination, due to the lack of private mortgage insurance or other criteria, were able to be securitized after being in KNBT's portfolio for certain stipulated periods of time, generally 18 to 24 months. Securitization is the process of packaging and transferring residential mortgage loans to issuers of mortgage-backed securities, such as FNMA, in return for mortgage-backed securities backed by the mortgage loans that are transferred. As there is an active market for mortgage-backed securities, they generally can be sold more readily than the underlying loans in response to changes in interest rates or other factors. KNBT retained all of the securities from its 2003 securitization but sold $61.4 million of the $115.3 million of loans securitized in 2002.

The following table shows total loans originated, securitized, sold and repaid at KNBT during the periods indicated.

	Year Ended December 31,		
	2004	2003	2002
	(dollars in thousands)		
Loan originations:			
One-to-four-family residential	$ 162,320	$ 135,325	$ 109,029
Consumer	156,209	131,989	114,188
Other	89,942	192,864	73,605
Total loan originations	408,471	460,178	296,822
Sales, securitizations and loan principal repayments:			
Loans sold:			
One-to-four-family residential	63,193	50,286	37,178
Total sold	63,193	50,286	37,178
Loans securitized:			
Securitized and retained	-	47,251	53,897
Securitized and sold	-	-	61,438
Total securitized	-	47,251	115,335
Loans principal advances/repayments	228,741	298,760	205,534
Total loans sold, securitized and principal repayments	291,934	396,297	358,047
Decrease due to other items, net	(79)	27,568	27,499
Loans received in merger with First Colonial	-	271,208	-
Net increase (decrease) in loans receivable	$ 116,616	$ 307,521	$ (88,724)

One-to-Four-Family Residential Mortgage Lending. A primary lending activity of KNBT is the origination of loans secured by first mortgages on one-to-four-family residences located in its market area. Traditionally, KNBT has been a leading originator of single-family residential mortgage loans in Lehigh and Northampton Counties, and the Bank expects to continue its single-family loan origination efforts. At December 31, 2004, single-family residential mortgage loans amounted to $325.0 million or 32.1% of KNBT's total loan portfolio, which compares to $332.0 million or 36.0% of single-family residential mortgage loans at December 31, 2003.

KNBT originates fixed-rate, fully amortizing mortgage loans with maturities ranging between 10 and 30 years. Management establishes interest rates charged on loans based on market conditions. KNBT also offers adjustable-rate mortgage ("ARM") loans with terms of up to 30 years, with interest rates based on the one year Constant Maturity Treasury Bill index plus a spread, which adjusts annually from the outset of the loan or which adjusts after a three, five, seven or ten year initial fixed period. Interest rate adjustments on such loans are typically limited to no more than 2% during any adjustment period or 6% over the life of the loan. Due to local market conditions and the current interest rate environment, KNBT has originated few ARM loans during the past three years. At December 31, 2004, 92.4% of KNBT's single-family residential mortgage loans maturing after December 31, 2005 had fixed interest rates and 7.6% had adjustable interest rates.

KNBT underwrites one-to-four-family residential mortgage loans with loan-to-value ratios of up to 100%, provided that a borrower obtains private mortgage insurance on loans that exceed 90% of the appraised value or sales price, whichever is less, of the secured property. Exceptions to such loan-to-value limits exist for loans originated under special CRA programs. KNBT also requires that title insurance, hazard insurance and, if appropriate, flood insurance be maintained on all properties securing real estate loans. A licensed appraiser appraises all properties securing one-to four-family first mortgage loans. Mortgage loans originated by KNBT generally include a due-on-sale clause. This clause provides the contractual right to deem the loan immediately due and payable in the event the borrower transfers ownership of the property without KNBT's consent. Due-on-sale clauses are an important means of adjusting the yields of fixed-rate mortgage loans in a portfolio and KNBT generally exercises its rights under these clauses.

During 2004, KNBT's practice was to sell most of its newly originated, agency eligible single-family residential mortgage loans with interest rates of 6.5% or less. Mortgage loans were sold to either FNMA or FHLMC. Such loans were sold on a non-recourse basis with servicing retained. KNBT recorded mortgage servicing rights of $813,000 and $416,000 during 2004 and 2003, respectively. During the years ended December 31, 2004 and 2003, KNBT, excluding sales made as a part of its securitization, sold an aggregate of $63.2 million and $50.3 million, respectively, of single-family residential mortgage loans.

Consumer Loans. At December 31, 2004, KNBT's consumer loans amounted to $297.9 million or 29.4% of the total loan portfolio as compared with $265.5 million or 28.8% at December 31, 2003. KNBT's consumer loans are comprised primarily of home equity loans and lines of credit and automobile and recreational vehicle loans. KNBT also offers a variety of other consumer loans including personal loans and lines of credit, and home improvement loans. At December 31, 2004, KNBT's home equity loans and lines of credit amounted to $170.8 million or 16.8% of the total loan portfolio as compared with $151.7 million or 16.4% at December 31, 2003. Of such amount, $126.1 million were loans and $44.7 million were lines of credit. In addition, at such date the unadvanced portion of home equity lines of credit was $51.5 million. Home equity loans and lines of credit, like single-family residential mortgage loans, are secured by the equity in the borrower's residence. However, the Bank generally obtains a second mortgage position on a home equity loan or line of credit. KNBT's home equity loans typically are structured as fixed-rate fully amortizing loans with terms of up to 15 years and loan-to-value ratios, when combined with any senior liens, of up to 100%. KNBT charges higher interest rates for loan-to-value ratios exceeding 80%. KNBT's home equity lines of credit have adjustable rates of interest that are indexed to the prime rate as reported in *The Wall Street Journal*. Generally, the maximum loan-to-value ratio on home equity lines of credit, including the outstanding amount of any first mortgage loan, is 80%, however, larger loan-to-value loans are granted. A borrower may draw down a home equity line of credit for a period of five years from the date of the loan agreement. During this period, the borrower has the option of paying, on a monthly basis, either principal and interest or only the interest.

KNBT's automobile and other vehicle loans amounted to $119.0 million at December 31, 2004 an increase of $16.8 million or 16.4% compared with December 31, 2003. KNBT's indirect portfolio has increased significantly since the Bank initiated indirect automobile lending in January 2002. The total automobile and other vehicle loans included, at December 31, 2003, $26.4 million of recreational vehicle loans that were acquired from First Colonial in the merger. KNBT originates indirect auto and recreational vehicle loans through a network of dealers located in its market area and was actively doing business with approximately 56 dealers at December 31, 2004. KNBT employs an experienced indirect lender to head its program and has grown its dealer network by emphasizing quality service and the development of long-term relationships with the owners and managers of dealerships.

KNBT makes indirect loans to purchase both new and used vehicles. The loans have terms up to six years for loans secured by new and used autos and 15 years for loans secured by recreational vehicles. As of December 31, 2004, approximately 27.1% of KNBT's indirect vehicle loans were secured by new vehicles, 50.2% were secured by used vehicles and 22.7% were secured by recreational vehicles. KNBT originated $61.5 million and $56.5 million of indirect loans during 2004 and 2003, respectively.

To underwrite its indirect loans, KNBT reviews the credit history of applicants and determines appropriate debt to income and loan to value ratios. KNBT also believes that the quality of its indirect loan portfolio is positively affected by its efforts to build and maintain relationships with dealers who attract creditworthy customers. KNBT tries to identify such dealers based on KNBT's knowledge of dealers in its market area.

Indirect auto and recreational vehicle lending entails greater risks than owner-occupied residential mortgage lending since borrowers are more likely to default on those loans than on a residential mortgage loan secured by their primary residence. Moreover, automobiles and recreational vehicles depreciate rapidly and, in the event of a default, principal loss as a percentage of the loan balance depends upon the mileage and condition of the vehicle at the time of repossession.

Consumer loans entail greater risk than residential mortgage loans, particularly in the case of loans that are unsecured or secured by rapidly depreciating assets such as automobiles and recreational vehicles. In these cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are highly dependent upon the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.

Construction and Land Development Loans. KNBT has been an active originator of construction and land development loans in its market area for many years. At December 31, 2004, KNBT's construction and land development loans amounted to $106.4 million or 10.5% of the total loan portfolio as compared with $112.7 million or 12.2% of the portfolio at December 31, 2003. KNBT's construction lending includes both construction loans to individuals to construct personal residences, which amounted to approximately $32.6 million at December 31, 2004, and loans to building contractors and developers, which amounted to approximately $20.3 million at December 31, 2004 as well as loans for commercial real estate construction, which amounted to approximately $53.5 million at December 31, 2004. At December 31, 2004, the unadvanced portion of construction loans in process amounted to $54.6 million.

KNBT's construction loans to individuals to build their residences typically are structured as construction/permanent loans whereby there is one closing for both the construction loan and the permanent financing. During the construction phase, which typically lasts for six to nine months, employees of KNBT make periodic inspections of the construction site and loan proceeds are disbursed as construction progresses. Typically, disbursements are made in five draws during the construction period. Construction loans require payment of interest only during the construction phase and are structured to convert to fixed-rate permanent loans at the end of the construction phase. Prior to making a commitment to fund a construction loan, KNBT requires an appraisal of the property by independent fee appraisers or the Bank's in-house appraisers. The Bank's staff also reviews and inspects each project prior to every disbursement of funds during the term of the construction loan. Loan proceeds are disbursed based on a percentage of completion.

KNBT also originates construction and site development loans to contractors and builders primarily to finance the construction of single-family homes and subdivisions and, to a lesser extent, the construction of commercial development projects, and site development projects. Loans to finance the construction of single-family homes and subdivisions are generally offered to experienced builders in the Lehigh Valley with whom KNBT has an established relationship. Residential development loans are typically offered with terms of up to 24 months. The maximum loan-to-value limit applicable to these loans is 80% of the appraised post-construction value. Construction loan proceeds are disbursed periodically in increments as construction progresses and as inspection by KNBT's approved appraisers warrants. At December 31, 2004, KNBT's largest construction and site development loan totaled $3.1 million and was secured by a first mortgage lien. This loan was performing according to its original terms at December 31, 2004. During 2004, KNBT estimates that the average balance of its construction loans to contractors and developers was approximately $19.3 million.

KNBT also makes construction loans for commercial development projects. The projects include multi-family, apartment, industrial, retail and office buildings. These loans generally have an interest-only phase during construction, and generally convert to permanent financing when construction is completed. Disbursement of funds is at the sole discretion of KNBT and is based on the progress of construction. The maximum loan-to-value limit applicable to these loans is generally 80% of the appraised post-construction value. KNBT's largest commercial construction loan commitment to a single borrower was $16.8 million at December 31, 2004 for a commercial construction development project located within KNBT's primary market area. While this loan was performing in accordance with all its terms at December 31, 2004, management has downgraded this loan on its internal classification system due to construction overruns. Additional funding has been provided by a third party and leasing of the remaining space in the property is continuing.

KNBT also originates land loans to local contractors and developers for the purpose of improving the property, or for the purpose of holding or developing the land for sale. Such loans are secured by a lien on the property, are limited to 65% of the lower of the acquisition price or the appraised value of the land, and have a term of up to two years with a floating interest rate based on KNBT's internal base rate. KNBT's land loans are generally secured by property in its primary market area.

Construction financing is generally considered to involve a higher degree of credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction compared to the estimated cost, including interest, of construction and other assumptions. Additionally, if the estimate of value proves to be inaccurate, KNBT may be confronted with a project, when completed, having a value less than the loan amount. KNBT attempts to minimize these risks through effective inspection and monitoring procedures.

Commercial Real Estate Loans and Multi-Family Residential Real Estate Loans. At December 31, 2004, KNBT's commercial real estate loans amounted to $218.2 million or 21.5% of the total loan portfolio. The amount of KNBT's commercial real estate loans increased $61.6 million in 2004 from a total of $156.6 million at year-end 2003. KNBT's commercial real estate loans are secured by mortgages on various commercial income producing properties and owner-occupied commercial buildings including office buildings, retail and industrial properties. Substantially all of KNBT's commercial real estate loans are secured by properties located within the Bank's primary market area.

KNBT offers both adjustable-rate and fixed-rate commercial real estate loans. Such loans typically have terms of 15 or 20 years with call options every 5 to 7 years. Loan-to-value ratios are generally 80% or less, and debt service coverage of 1.20 times or better generally is required. Personal guarantees often are required.

KNBT performs extensive diligence in underwriting commercial real estate loans. KNBT attempts to understand and control the risk in several ways including inspection of all such properties and the review of the overall financial condition of the borrower, which may include, for example, the review of the rent rolls and the verification of income. KNBT reviews a minimum of two years of tax returns and financial statements of the borrower in its underwriting of commercial real estate loans and these documents must be updated and provided to the Bank on an annual basis. KNBT's commercial lending staff undertakes an extensive credit review at least annually of each commercial real estate loan in excess of $500,000. KNBT's largest commercial real estate loan at December 31, 2004 was a $7.6 million loan secured by commercial real estate in KNBT's primary market area. Such loan was performing in accordance with its terms at December 31, 2004.

Commercial real estate loans have interest rates which are generally more sensitive to changes in market interest rates than residential real estate loans. Commercial real estate loans, however, entail significant additional credit risk as compared with one-to-four-family residential mortgage lending, as they typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. In addition, the payment experience on commercial real estate loans secured by income producing properties is typically dependent on the successful operation of the related real estate project and thus may be more significantly impacted by adverse conditions in the real estate market or in the economy generally.

At December 31, 2004, KNBT's multi-family residential mortgage loans amounted to $14.5 million or 1.4% of the loan portfolio. Such loans are secured by apartment buildings with five or more units. KNBT has not emphasized the origination of multi-family residential mortgage loans but, when originated, they are underwritten pursuant to the same policies and procedures as commercial real estate loans.

Commercial Business Loans. KNBT's commercial business loans amounted to $50.7 million or 5.0% of the total loan portfolio at December 31, 2004. Commercial business loans increased by $11.7 million between December 31, 2003 and December 31, 2004. KNBT expects that its commercial business loan portfolio will continue to grow.

KNBT's commercial business loans are typically extended to small to mid-sized businesses with annual revenues generally not exceeding $100 million in its market area and may be for working capital, equipment financing, inventory financing or accounts receivable financing. Small business loans may have adjustable or fixed rates and generally have terms of five years or less but may go up to 10 years. KNBT's commercial business loans generally are secured by equipment, machinery, real property or other corporate assets. In addition, KNBT generally obtains personal guarantees from the principals of the borrower with respect to all commercial business loans. KNBT's commercial loans structured, as advances are made upon perfected security interests in accounts receivable and/or inventory. Generally KNBT will advance amounts up to 75% of accounts receivable and 50% of the value of inventory.

At December 31, 2004, KNBT's largest commercial business loan was $5.3 million extended to a business located in KNBT's primary market area. Such loan was performing in accordance with its terms at December 31, 2004.

Commercial business loans generally are deemed to involve a greater degree of risk than single-family residential mortgage loans. KNBT is attempting to aggressively increase its originations of commercial business loans. KNBT acquired additional experienced commercial loan officers as a result of the First Colonial merger and continues to hire experienced commercial loan officers. KNBT has implemented policies and procedures for commercial business lending which management believes are conservative and prudent.

Loan Approval Procedures and Authority. KNBT's Board of Directors establishes its lending policies and procedures. KNBT's Loan Policy Manual is reviewed on at least an annual basis by its Directors' Loan Committee and management in order to propose modifications as a result of market conditions, regulatory changes and other factors. Key modifications must be approved by the Board of Directors of KNBT.

The Bank is restricted in the amount of commitments to any one borrower by its legal lending limit. This amount is equal to 15% of KNBT's unimpaired capital and surplus or approximately $39.6 million at December 31, 2004. The Bank is further restricted by its tiered in-house lending limit to any one borrower, which is patterned upon the Bank's ten point internal rating system for loans (see "Allowance for Loan Losses").

Various officers or combinations of officers of KNBT have the authority within specifically identified limits to approve new loans. Larger loan amounts are approved by an Officer's Loan Committee, Director's Loan Review Committee or Board of Directors depending upon the customer's total credit exposure.

Non-Performing Assets

On loans where the collection of principal or interest payments is doubtful, the accrual of interest income ceases ("non-accrual" loans). On loans 90 days or more past due as to principal and interest payments, KNBT's policy, with certain limited exceptions, is to discontinue accruing additional interest and reverse any interest currently accrued. On occasion, this action may be taken earlier if the financial condition of the borrower raises significant concern with regard to the borrower's ability to service the debt in accordance with the terms of the loan agreement. Interest income is not accrued on these loans until the borrower's financial condition and payment record demonstrate an ability to service the debt.

Real estate that is acquired as a result of foreclosure is classified as other real estate owned. Other real estate owned is recorded at the lower of cost or fair value less estimated selling costs. Costs associated with acquiring and improving a foreclosed property are usually capitalized to the extent that the carrying values does not exceed fair value less estimated selling costs. Holding costs are charged to expense. Gains and losses on the sale of other real estate owned are credited or charged to operations, as incurred.

The following table shows the amounts of KNBT's non-performing assets defined as non-accruing loans, accruing loans 90 days or more past due and other real estate owned at the dates indicated. KNBT did not have troubled debt restructurings at any of the dates indicated.

	At December 31,				
	2004	2003	2002	2001	2000
			(dollars in thousands)		
Non-accruing loans	$ 4,544	$ 1,720	$ 2,197	$ 1,752	$ 763
Accruing loans 90 days or more past due	511	405	298	938	35
Total non-performing loans	5,055	2,125	2,495	2,690	798
Other real estate owned	71	173	115	200	151
Total non-performing assets	$ 5,126	$ 2,298	$ 2,610	$ 2,890	$ 949
Total non-performing loans as a percentage of loans, net	0.50%	0.24%	0.43%	0.40%	0.12%
Total non-performing loans as a percentage of total assets	0.21%	0.11%	0.25%	0.29%	0.10%
Total non-performing assets as a percentage of total assets	0.21%	0.12%	0.26%	0.31%	0.12%

The $2.8 million increase in non-performing loans between December 31, 2004 and December 2003 was primarily due to a $1.9 million increase in non-performing single family residential loans and a $1.0 million increase in non-performing consumer loans, primarily indirect vehicle financing. Since residential loans are typically well secured, KNBT anticipates minimal charge-offs from this portfolio. The indirect vehicle portfolio represents 11.7% of the total loan portfolio, and includes loans generally with one to six year maturities and are secured by vehicles, limiting charge off potential. During the fourth quarter of 2004, KNBT instituted policies limiting vehicle collateral advance levels based on key credit criteria which management believes will yield improved portfolio non-accrual and charge-off results.

The following table shows the effect non-accrual loans have had on interest income for each of the periods indicated.

	Year ended December 31,				
	2004	2003	2002	2001	2000
			(dollars in thousands)		
Interest which would have been recorded at the original rate	$ 125	$ 50	$ 66	$ 81	$ 43
Interest that was reflected in income	-	60	45	40	26
Net impact on interest income	$ (125)	$ 10	$ (21)	$ (41)	$ (17)

KNBT accounts for impaired loans under SFAS No. 114, "Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures." This standard requires, that a creditor measure impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, a creditor may measure impairment based on a loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Regardless of the measurement method, a creditor must measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable.

KNBT identifies a loan as impaired when it is probable that interest and principal will not be collected according to the contractual terms of the loan agreement. The accrual of interest is discontinued on such loans and no income is recognized until all recorded amounts of interest and principal are recovered in full.

Loan impairment is measured by estimating the expected future cash flows and discounting them at the respective effective interest rate or by valuing the underlying collateral. The total principal amount of KNBT's impaired loans was $424,000 at December 31, 2004 and $217,000 at December 31, 2003. The recorded investment in these loans and the valuation for credit losses related to loan impairment at December 31, 2004 and 2003 were as follows:

	At December 31,	
	2004	2003
	(dollars in thousands)	
Principal amount of impaired loans	$ 424	$ 217
Accrued interest	-	2
	424	219
Less valuation allowance at December 31,	61	33
	$ 363	$ 186

The activity in KNBT's allowance account for credit losses related to impaired loans for the years ended December 31, 2004 and 2003 were as follows:

	Year ended December 31,	
	2004	2003
	(dollars in thousands)	
Valuation allowance at January 1,	$ 33	$ -
Received in merger	-	33
Provision for loan impairment	28	-
Valuation allowance at December 31,	$ 61	$ 33

Total cash collected on impaired loans by KNBT during 2004 was $77,000, all of which was credited to the principal balance outstanding on such loans. KNBT's valuation allowance for impaired loans of $61,000 at December 31, 2004 is included in its allowance for loan losses which amounted to $10.5 million at December 31, 2004. KNBT's valuation allowance for impaired loans at December 31, 2003 was $33,000. KNBT did not have impaired loans at December 31, 2002.

Allowance for Loan Losses. The allowance for loan losses is established through a provision for loan losses. KNBT maintains the allowance at a level believed, to the best of management's knowledge, to cover all known and inherent losses in the portfolio that are both probable and reasonable to estimate at each reporting date. Management reviews all loans that are delinquent 60 days or more on a monthly basis and performs regular reviews of the allowance no less than quarterly in order to identify those inherent losses and assess the overall collection probability for the loan portfolio. Such reviews consist of a quantitative analysis by loan category, using historical loss experience and consideration of a series of qualitative loss factors. KNBT's evaluation process includes, among other things, an analysis of delinquency trends, non-performing loan trends, the level of charge-offs and recoveries, prior loss experience, total loans outstanding, the volume of loan originations, the type, size and geographic concentration of its loans, the value of collateral securing the loan, the borrower's ability to repay and repayment performance, the number of loans requiring heightened management oversight, local economic conditions and industry experience. In addition, in establishing the allowance for loan losses, KNBT's management considers a ten point internal rating system for all loans originated by the Commercial Lending department. At the time of origination, each commercial loan is assigned a rating based on the assumed risk elements of the loan. Such risk ratings are periodically reviewed by management and revised as deemed appropriate. As a result of this risk assessment, management has identified $66.3 million of loans at December 31, 2004 which were performing in accordance with their terms but were deemed to have certain weaknesses or increased levels of risk. Included in this amount is one commercial construction loan in the amount of $16.8 million that was performing in accordance with its terms but management downgraded based on its internal classification system due to construction cost overruns.

Additional funding has been provided by a third party and leasing of the remaining space in the property is continuing. The establishment of the allowance for loan losses is significantly affected by management's judgment and uncertainties and there is likelihood that different amounts would be reported under different conditions or assumptions. Various regulatory agencies, as an integral part of their examination process, periodically review KNBT's allowance for loan losses. Such agencies may require it to make additional provisions for estimated loan losses based upon judgments different from those of management. As of December 31, 2004, KNBT's allowance for loan losses was 1.03% of total loans receivable compared with 0.89% at December 31, 2003.

KNBT will continue to monitor and modify its allowance for loan losses as conditions dictate. No assurances can be given that its level of allowance for loan losses will cover all of the inherent losses on its loans or that future adjustments to the allowance for loan losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions used by management to determine the current level of the allowance for loan losses.

The following table shows changes in KNBT's allowance for loan losses during the periods presented.

	At or For the Year ended December 31,				
	2004	2003	2002	2001	2000
	(dollars in thousands)				
Allowance for loan losses, beginning of period	$ 7,910	$ 2,927	$ 3,386	$ 3,337	$ 3,101
Acquired from merger with First Colonial	-	3,548	-	-	-
Provision for loan losses	4,308	2,951	111	391	442
Charge-offs					
One-to-four family residential	92	242	229	154	100
Multi-family	-	-	-	-	-
Commercial real estate	-	-	-	-	-
Construction and land development	5	-	-	-	-
Commercial business	-	154	-	-	-
Consumer	1,915	1,207	394	224	146
Total charge offs	2,012	1,603	623	378	246
Recoveries on loans previously charged-off					
One-to-four family residential	99	32	37	19	33
Consumer	152	49	-	-	-
Commercial business	4	6	16	17	7
Total charge offs	255	87	53	36	40
Net loans charged off	1,757	1,516	570	342	206
Allowance for loan losses, at period end	$ 10,461	$ 7,910	$ 2,927	$ 3,386	$ 3,337
Allowance for loan losses at period end to:					
Average loans (net)	1.09%	1.27%	0.47%	0.50%	0.52%
Total loans at period end	1.03%	0.89%	0.52%	0.50%	0.51%
Non-performing loans	206.94%	388.28%	117.31%	125.87%	418.17%
Charge-offs to average loans during period	0.21%	0.26%	0.10%	0.06%	0.04%

The following table shows how KNBT's allowance for loan losses has been allocated by type of loan at each of the dates indicated.

	At December 31,									
	2004		2003		2002		2001		2000	
	Amount of Allowance	Loan Category as a % of Total Loans	Amount of Allowance	Loan Category as a % of Total Loans	Amount of Allowance	Loan Category as a % of Total Loans	Amount of Allowance	Loan Category as a % of Total Loans	Amount of Allowance	Loan Category as a % of Total Loans
	(dollars in thousands)									
One-to-four- family residential.................	$ 553	32.06%	$ 349	36.00%	$1,086	59.34%	$ 2,053	73.27%	$ 2,291	73.20%
Multi-family residential	350	1.43	4	1.54	33	0.88	35	0.55	48	0.58
Commercial real estate.........................	2,140	21.52	1,602	16.97	145	4.82	39	1.83	43	0.97
Construction and land development......	3,350	10.49	1,826	12.22	451	9.74	291	7.72	106	8.58
Commercial business....................	454	5.00	712	4.23	500	1.65	464	0.63	115	0.60
State and political subdivision................	3	0.12	-	0.25	-	-	-	-	-	-
Consumer....................	2,804	29.38	2,673	28.79	590	23.57	303	16.00	123	16.07
Unallocated................	807	-	744	-	122	-	201	-	611	-
Total loans.................	$10,461	100.00%	$7,910	100.00%	$2,927	100.00%	$ 3,386	100.00%	$ 3,337	100.00%

Investment Activities

KNBT invests in securities pursuant to its Investment Policy. KNBT's Investment Policy is designed primarily to maintain liquidity, to generate a favorable return without incurring undue interest rate or credit risk, to complement its lending activities, to manage the interest rate sensitivity of its assets and liabilities and minimize KNBT's tax liability. KNBT also uses a leverage investment strategy for the purpose of enhancing returns. Pursuant to this strategy, KNBT has increased the size of its investment portfolio by utilizing borrowings to support such investments.

KNBT classifies its debt and marketable securities into three categories: held-to-maturity, available-for-sale and trading at the time of acquisition. Securities, classified as held-to-maturity are securities that KNBT has the intent and ability to hold until their contractual maturity date and are reported at cost. Held-to-maturity securities can be sold prior to maturity only under rare circumstances. Securities classified as available for sale are reported at their fair value with unrealized gains and losses on these securities, net of income tax provisions, reflected in retained earnings as accumulated other comprehensive income. Available-for-sale securities can be sold at any time based upon needs or market conditions. Trading securities are measured at fair value, with unrealized gains and losses included in income. At the present time, KNBT does not have a trading portfolio.

At December 31, 2004, KNBT's investment securities portfolio amounted to $1.1 billion or 46.1% of total assets as compared with $734.1 million or 37.8% of total assets at December 31, 2003. The largest component of KNBT's investment securities in recent periods has been mortgage-backed securities that amounted to $743.7 million or 66.8% of the investment securities portfolio at December 31, 2004 compared with $464.4 million or 63.2% at December 31, 2003. In addition, KNBT invests in municipal securities, corporate debt obligations, U.S. government and agency obligations and other securities. In recent periods, KNBT has increased the amount of its investment in municipal securities due to the tax advantage provided by such securities. Under KNBT's Investment Policy, municipal bonds must be rated in the top three investment rating categories at the time of purchase. At December 31, 2004, such securities amounted to $112.1 million.

Held-to-maturity. At December 31, 2004, KNBT's held-to-maturity investment securities totaled $56.6 million. KNBT has the intent and ability to hold these securities until maturity. The fair value of these securities were $57.0 million at December 31, 2004.

Available-for-sale. KNBT had $1.1 billion of securities available-for-sale at December 31, 2004, as compared with $734.1 at December 31, 2003. At December 31, 2004, the net unrealized gain recorded in other comprehensive income on these securities was $2.4 million, net of the tax effect of $1.2 million. There was a net unrealized gain of $6.3 million, net of tax effect of $3.3 million, at December 31, 2003.

Currently, KNBT is not participating in hedging programs, interest rate swaps, collars or other activities involving the use of off-balance sheet financial derivatives. Also, KNBT does not purchase mortgage-backed derivative instruments that would be characterized "high-risk" under Federal banking regulations at the time of purchase, nor does it purchase corporate obligations that are not rated investment grade.

KNBT's mortgage-backed securities include mortgage pass-through certificates issued by the GNMA, FNMA and FHLMC as well as collateralized mortgage obligations ("CMOs") issued by such agencies or private issuers. Investments in mortgage-backed securities involve a risk that actual prepayments will be greater than estimated prepayments over the life of the security, which may require adjustments to the amortization of any premium or accretion of any discount relating to such instruments thereby changing the net yield on such securities. There is also reinvestment risk associated with the cash flows of such securities or in the event the issuer redeems such securities. In addition, the market value of such securities may be adversely affected by changes in interest rates.

CMOs are typically issued by a special-purpose entity, in KNBT's case, private issuers or government agencies, which may be organized in a variety of legal forms, such as a trust, a corporation, or a partnership. Substantially all of the CMOs held in KNBT's portfolio consist of senior sequential tranches, primarily investments in the first tranche of the CMOs. By purchasing senior sequential tranches, management attempts to ensure the cash flow associated with such an investment. While non-agency private issues are somewhat less liquid than CMOs issued by GNMA, FNMA or FHLMC, they generally have a higher yield than agency insured or guaranteed CMOs. This higher yield reflects, in part, a lack of such guarantee or protection and, thus, the potentially higher risk of loss or default associated with such assets. KNBT's investment portfolio policy requires that all privately issued CMOs have a Standard & Poor's rating of AAA at the time of purchase.

The following table sets forth the carrying value of KNBT's securities at the dates indicated.

	Year ended December 31,					
	2004		2003		2002	
	Available-for-Sale	Held-to-Maturity	Available-for-Sale	Held-to-Maturity	Available-for-Sale	Held-to-Maturity
	(dollars in thousands)					
U.S. Government and agency obligations	$ 175,649	$ -	$ 120,380	$ -	$ 31,075	$ -
Corporate securities	9,197	-	15,637	-	35,172	-
Municipal obligations	106,574	5,510	115,655	-	41,039	-
Mortgage-backed securities:						
GNMA	1,460	-	2,138	-	3,327	-
FHLMC	104,654	-	83,985	-	18,348	-
FNMA	310,641	25,893	227,538	-	76,101	-
CMOs	275,882	25,183	150,697	-	84,174	-
Total mortgage-backed securities	692,637	51,076	464,358	-	181,950	-
Equity securities	73,052	-	18,057	-	4,914	-
Total investment securities	$ 1,057,109	$ 56,586	$ 734,087	$ -	$ 294,150	$ -

The following table sets forth the amount of investment securities, at amortized cost, which mature during each of the periods indicated and the weighted average yields for each range of maturities at the dates indicated. No tax-exempt yields have been adjusted to a tax-equivalent basis.

	At December 31, 2004				
	One Year or Less	Over One Year Through Five Years	Over Five Years Through Ten Years	Over Ten Years	Total
	(dollars in thousands)				
Available-for-Sale					
U.S. Government and agency obligations					
Fair value	$ -	$ 77,320	$ 62,598	$ 35,731	$ 175,649
Amortized cost	$ -	$ 77,664	$ 62,454	$ 34,746	$ 174,864
Yield	- %	3.06%	3.85%	5.00%	3.81%
Corporate securities					
Fair value	$ 4,009	$ 5,188	$ -	$ -	$ 9,197
Amortized cost	$ 3,996	$ 5,033	$ -	$ -	$ 9,029
Yield	4.86%	5.72%	- %	- %	5.34%
Municipal obligations					
Fair value	$ -	$ 1,735	$ 39,776	$ 65,063	$ 106,574
Amortized cost	$ -	$ 1,711	$ 39,339	$ 63,426	$ 104,476
Yield	- %	3.56%	3.77%	4.58%	4.26%
Mortgage-backed securities					
Fair value	$ -	$ 15,333	$ 117,943	$559,361	$ 692,637
Amortized cost	$ -	$ 15,382	$ 117,553	$559,365	$ 692,300
Yield	- %	3.81%	4.15%	4.48%	4.41%
Equity securities					
Fair value	$ -	$ -	$ -	$ 73,052	$ 73,052
Amortized cost	$ -	$ -	$ -	$ 72,853	$ 72,853
Yield	- %	- %	- %	4.01%	4.01%
Held-to-Maturity					
Municipal obligations					
Fair value	$ -	$ -	$ -	$ 5,545	$ 5,545
Amortized cost	$ -	$ -	$ -	$ 5,510	$ 5,510
Yield	- %	- %	- %	4.86%	4.86%
Mortgage-backed securities					
Fair value	$ -	$ -	$ 2,815	$ 48,674	$ 51,489
Amortized cost	$ -	$ -	$ 2,799	$ 48,277	$ 51,076
Yield	- %	- %	4.59%	4.68%	4.68%
Total Securities					
Fair value	$ 4,009	$ 99,576	$ 223,132	$787,426	$ 1,114,143
Amortized cost	$ 3,996	$ 99,790	$ 222,145	$784,177	$ 1,110,108
Yield	4.86%	3.32%	4.01%	4.48%	4.30%

The following table sets forth the purchases, sales and principal repayments of mortgage-backed securities, at amortized cost, for KNBT for the periods indicated.

	At or For the Years Ended December 31,		
	2004	2003	2002
Held to maturity:			
Purchases	$ 54,234	$ -	$ -
Repayments	(3,242)	-	-
Amortizations of premiums and discounts, net	84	-	-
Mortgage-backed securities at end of period	$ 51,076	$ -	$ -
Weighted average yield at end of period	4.68%	-	-
Available for sale:			
Mortgage-backed securities at beginning of period	$ 461,308	$ 178,389	$ 75,320
Mortgage-backed securities acquired through merger with First Colonial	-	151,584	-
Purchase price adjustment of mortgage-backed securities acquired through merger with First Colonial	-	(2,309)	-
Purchases	380,220	333,675	140,911
Securitized and retained	-	47,251	53,897
Securitized and sold	-	-	61,438
Repayments	(135,540)	(218,339)	(88,850)
Sales	(10,900)	(25,495)	(63,844)
Amortizations of premiums and discounts, net	(2,788)	(3,448)	(483)
Mortgage-backed securities at end of period	$ 692,300	$ 461,308	$ 178,389
Weighted average yield at end of period	4.41%	4.05%	5.85%

Sources of Funds

Deposits. Deposits are the primary source of KNBT's funds. KNBT offers a variety of deposit accounts with a range of interest rates and terms. KNBT's deposits consist of interest-bearing and non-interest bearing checking accounts, money market, savings and certificate of deposit accounts. KNBT also offers IRA accounts. For business customers, KNBT offers several checking and savings plans, in addition to cash management services. Our customer relationship strategy focuses on relationship banking for retail and business customers to enhance their overall experience with KNBT. Deposit activity is influenced by state and local economic activity, changes in interest rates, internal pricing decisions and competition. Deposits are primarily obtained from the areas surrounding our branch locations. In order to attract and retain deposits, KNBT offers competitive rates, quality customer service, on-line banking and other products to meet the needs of customers

Total deposits increased to $1.32 billion at December 31, 2004 from $1.29 billion at December 31, 2003, an increase of $33.6 million or 2.6%. Such increase reflected, in part, KNBT's continuing effort to increase the level of our checking accounts and other core deposits. Contributing to the increase in deposits were increases in money market and checking products due to the market penetration of branches that opened in 2003 and KNBT's marketing programs. Total core deposits which consists of all deposits other than certificates of deposit, increased by $20.5 million in 2004.

The following table shows for KNBT the average balance of each type of deposit and the average rate paid on each type of deposit for the periods indicated.

	Year Ended December 31, 2004			2003			2002		
	Average Balance	Interest Expense	Average Rate Paid	Average Balance	Interest Expense	Average Rate Paid	Average Balance	Interest Expense	Average Rate Paid
	(dollars in thousands)								
Savings	$ 221,027	$ 1,063	0.48%	$ 182,548	$ 1,315	0.72%	$ 111,689	$ 1,680	1.50%
Interest-bearing checking	174,698	273	0.16	102,506	298	0.29	81,609	466	0.57
Money market	249,065	2,477	0.99	203,978	2,212	1.08	134,456	2,784	2.07
Certificates of deposit	539,505	14,372	2.66	409,003	12,168	2.98	417,073	18,169	4.36
Total interest-bearing deposits	1,184,295	18,185	1.54	898,035	15,993	1.78	744,827	23,099	3.10
Non-interest-bearing deposits	119,133	-	-	53,559	-	-	28,881	-	-
Total deposits	$ 1,303,428	$ 18,185	1.40%	$ 951,594	$ 15,993	1.68%	$ 773,708	$ 23,099	2.99%

The following table shows for KNBT the deposit flows during the periods indicated.

	Year Ended December 31, 2004	2003	2002
	(dollars in thousands)		
Deposits assumed in merger	$ -	$ 512,086	$ -
Total deposits	17,564,185	10,938,793	4,352,478
Total withdrawals	(17,555,628)	(10,947,524)	(4,373,961)
Interest credited	25,086	14,230	21,089
Total increase (decrease) in deposits	$ 33,643	$ 517,585	$ (394)

The following table shows for KNBT the amount of certificates of deposit, by various interest rate categories and maturities, at the dates indicated.

	Balance at December 31, 2004 Maturing in the 12 Months Ending December 31,						
Certificates of Deposit:	2005	2006	2007	2008	2009	Thereafter	Total
	(dollars in thousands)						
Less than 1%	$ 3,913	$ 1	$ 137	$ -	$ 7	$ -	$ 4,058
1.00% - 1.99%	145,542	33,974	14	27	-	-	179,557
2.00% - 2.99%	60,448	46,767	5,675	3,722	-	105	116,717
3.00% - 3.99%	34,002	45,761	56,201	14,090	3,801	113	153,968
4.00% - 4.99%	25,939	15,478	27,752	139	19,377	550	89,235
5.00% - 5.99%	1,808	2,310	13,702	138	20	5	17,983
6.00% - 6.99%	138	-	4	-	-	-	142
7.00% or more	-	-	-	-	-	-	-
Total certificates of deposit	$ 271,790	$ 144,291	$ 103,485	$ 18,116	$ 23,205	$ 773	$ 561,660

The following tables shows the maturities of KNBT's certificates of deposit of $100,000 or more at December 31, 2004 indicated by time remaining to maturity.

Maturing in Quarter Ending:	Amount	Weighted Average Rate
	(dollars in thousands)	
Three months or less	$14,941	2.56%
Over three months to six months	8,197	2.15%
Over six through twelve months	12,360	2.61%
Over twelve months	52,229	3.20%
Total certificates of deposit with balances of $100,000 or more	$87,727	2.91%

Borrowings. KNBT, as part of its operating strategy, utilizes advances from the FHLB of Pittsburgh as an alternative to retail deposits to fund its operations. These FHLB advances are collateralized primarily by certain of KNBT's mortgage loans and mortgage-backed securities and secondarily by its investment in capital stock of the FHLB of Pittsburgh. FHLB advances are made pursuant to several different credit programs, each of which has it own interest rate and range of maturities. The maximum amount that the FHLB of Pittsburgh will advance to member institutions, including KNBT, fluctuates from time to time in accordance with the policies of the FHLB. At December 31, 2004, KNBT had $660.7 million in outstanding FHLB advances while at December 31, 2003 FHLB advances totaled $207.2 million, which included $20.0 million in short-term (overnight) borrowings. KNBT had no other short-term (overnight) borrowings from the FHLB in 2004, 2003 and 2002.

The weighted average interest rate on KNBT's advances was 3.30% and 4.21% for the years ended December 31, 2004 and 2003, respectively.

The principal payments due on KNBT's long-term FHLB advances at December 31, 2004 are as follows:

FHLB Advances Due In	At December 31, 2004
	(dollars in thousands)
2005	$ 137,005
2006	123,364
2007	157,682
2008	56,949
2009	115,168
2010 and thereafter	70,506
Total	$ 660,674

In addition to FHLB advances, KNBT's borrowings include securities sold under agreements to repurchase ("repurchase agreements"). Repurchase agreements are contracts for the sale of securities owned or borrowed by KNBT, with an agreement to repurchase those securities at an agreed upon price and date. The collateral for such repurchase agreements are U.S. Treasury and agency securities and municipal securities. At December 31, 2004, KNBT's repurchase agreements amounted to $22.6 million and all of such borrowings were short-term, having maturities of one year or less. KNBT's securities sold under repurchase agreements totaled $24.6 million at December 31, 2003.

The following table shows certain information regarding KNBT's repurchase agreements:

	At or For the Year Ended December 31,		
	2004	2003	2002
		(dollars in thousands)	
Repurchase Agreements:			
Average balance outstanding	$ 22,579	$ 11,931	$ 7,330
Maximum amount outstanding at any month-end during the period	$ 31,076	$ 24,550	$ 10,051
Balance outstanding at end of period	$ 22,643	$ 24,550	$ 8,904
Average interest rate during the period	0.75%	1.10%	2.09%
Weighted average interest rate at end of period	0.99%	0.64%	1.85%

In conjunction with the merger with First Colonial, KNBT assumed $15.0 million of subordinated debentures which were issued by First Colonial Trust I ("Trust I") in June 2002, a wholly owned Connecticut statutory business trust subsidiary of First Colonial. Trust I issued $15.0 million in pooled trust preferred securities using the proceeds to purchase subordinated debentures issued by First Colonial. The subordinated debentures are the sole asset of the Trust I. The trust preferred securities are classified as long-term debt for the financial statements, but are included as Tier I capital for regulatory purposes. The interest rate on these securities (5.99% at December 31, 2004) is variable, adjusting quarterly at three-month LIBOR plus 3.45%. The interest is payable quarterly. The trust preferred securities mature in June 2032 but may be redeemed in whole or in part beginning in June 2007 and may be redeemed at any time in the event that the deduction of related interest for federal income tax purposes is prohibited, treatment as Tier I capital is no longer permitted, or certain other contingencies arise.

Regulation of KNBT Bancorp

Set forth below is a brief description of certain laws relating to the regulation of KNBT Bancorp and the Bank. This description does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.

General. The Bank as a Pennsylvania-chartered savings bank with deposits insured by the Savings Association Insurance Fund administered by the Federal Deposit Insurance Corporation ("FDIC") is subject to extensive regulation and examination by the Pennsylvania Department of Banking and by the FDIC. The federal and state laws and regulations applicable to banks regulate, among other things, the scope of their business, their investments, the reserves required to be kept against deposits, the timing of the availability of deposited funds and the nature and amount of collateral for certain loans. This regulatory structure also gives the federal and state banking agencies extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. The laws and regulations governing the Bank generally have been promulgated to protect depositors and not for the purpose of protecting stockholders.

Federal law provides the federal banking regulators, including the FDIC and the Federal Reserve Board, with substantial enforcement powers. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders, and to initiate injunctive actions against banking organizations and institution-affiliated parties, as defined. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities. Any change in such regulation, whether by the Pennsylvania Department of Banking, the FDIC, the Federal Reserve Board or the United States Congress, could have a material impact on KNBT and its operations.

KNBT is a bank holding company under the Bank Holding Company Act subject to regulation and supervision by the Federal Reserve Board and by the Pennsylvania Department of Banking. KNBT is required to file annually a report of its operations with, and is subject to examination by, the Federal Reserve Board and the Pennsylvania Department of Banking. This regulation and oversight is generally intended to ensure that KNBT limits its activities to those allowed by law and that it operates in a safe and sound manner without endangering the financial health of its subsidiary bank.

KNBT has registered its common stock with the SEC under Section 12(g) of the Securities Exchange Act of 1934. KNBT is subject to the proxy and tender offer rules, insider trading reporting requirements and restrictions, and certain other requirements under the Securities Exchange Act of 1934. KNBT's common stock is listed on the Nasdaq Stock Market National Market under the symbol "KNBT." The Nasdaq Stock Market listing requirements impose additional requirements on KNBT, including, among other things, rules relating to corporate governance and the composition and independence of its Board of Directors and various committees of the board, such as the audit committee.

Bank Holding Company Act Activities and Other Limitations. Under the Bank Holding Company Act, KNBT must obtain the prior approval of the Federal Reserve Board before it may acquire control of another bank or bank holding company, merge or consolidate with another bank holding company, acquire all or substantially all of the assets of another bank or bank holding company, or acquire direct or indirect ownership or control of any voting shares of any bank or bank holding company if, after such acquisition, KNBT would directly or indirectly own or control more than 5% of such shares.

Federal statutes impose restrictions on the ability of a bank holding company and its non-bank subsidiaries to obtain extensions of credit from its subsidiary bank, on the subsidiary bank's investments in the stock or securities of the holding company, and on the subsidiary bank's taking of the holding company's stock or securities as collateral for loans to any borrower. A bank holding company and its subsidiaries are also prevented from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property, or furnishing of services by the subsidiary bank.

A bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. In addition, it is the policy of the Federal Reserve Board that a bank holding company should stand ready to use available resources to provide adequate capital to its subsidiary banks during periods of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company's failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the Federal Reserve Board to be an unsafe and unsound banking practice or a violation of the Federal Reserve Board regulations, or both.

Non-Banking Activities. The business activities of KNBT, as a bank holding company, are restricted by the Bank Holding Company Act. Under the Bank Holding Company Act and the Federal Reserve Board's bank holding company regulations, KNBT may only engage in, or acquire or control voting securities or assets of a company engaged in:

- banking or managing or controlling banks and other subsidiaries authorized under the Bank Holding Company Act; and
- any Bank Holding Company Act activity the Federal Reserve Board has determined to be so closely related that it is incidental to banking or managing or controlling banks.

The Federal Reserve Board has by regulation determined that certain activities are closely related to banking including operating a mortgage company, finance company, credit card company, factoring company, trust company or savings association; performing certain data processing operations; providing limited securities brokerage services; acting as an investment or financial advisor; acting as an insurance agent for certain types of credit-related insurance; leasing personal property on a full-payout, non-operating basis; providing tax planning and preparation services; operating a collection agency; and providing certain courier services. However, as discussed below, certain other activities are permissible for a bank holding company that becomes a financial holding company.

Financial Modernization. The Gramm-Leach-Bliley Act permits greater affiliation among banks, securities firms, insurance companies, and other companies under a new type of financial services company known as a "financial holding company." A financial holding company essentially is a bank holding company with significantly expanded powers. Financial holding companies are authorized by statute to engage in a number of financial activities previously not permissible for bank holding companies, including securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; and merchant banking activities. The act also permits the Federal Reserve Board and the Treasury Department to authorize additional activities for financial holding companies if they are "financial in nature" or "incidental" to financial activities. A bank holding company may become a financial holding company if each of its subsidiary banks is well capitalized, well managed, and has at least a "satisfactory" Community Reinvestment Act rating. A financial holding company must provide notice to the Federal Reserve Board within 30 days after commencing activities previously determined by statute or by the Federal Reserve Board and Department of the Treasury to be permissible. KNBT has not submitted notice to the Federal Reserve Board of its intent to be deemed a financial holding company. However, it is not precluded from submitting a notice in the future should it wish to engage in activities only permitted to financial holding companies.

Regulatory Capital Requirements. The Federal Reserve Board has adopted capital adequacy guidelines pursuant to which it assesses the adequacy of capital in examining and supervising a bank holding company and in analyzing applications to it under the Bank Holding Company Act. The Federal Reserve Board's capital adequacy guidelines for KNBT, on a consolidated basis, are similar to those imposed on the Bank by the FDIC. Prompt corrective action provisions, however, are not applicable to bank holding companies.

Restrictions on Dividends. KNBT's ability to declare and pay dividends may depend in part on dividends received from the Bank. The Pennsylvania Banking Code regulates the distribution of dividends by savings banks and states, in part, that dividends may be declared and paid only out of accumulated net earnings and may not be declared or paid unless surplus, retained earnings, is at least equal to contributed capital. In addition, dividends may not be declared or paid if the Bank is in default in payment of any assessment due the FDIC.

The Federal Reserve Board issued a policy statement in 1985 on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board's view that a bank holding company should pay cash dividends only to the extent that the holding company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company's capital needs, asset quality and overall financial condition. The Federal Reserve Board also indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under the federal prompt corrective action regulations, the Federal Reserve Board may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as "undercapitalized." See – "Regulation of the Bank" below.

Federal Securities Laws. KNBT is subject to the proxy and tender offer rules, insider trading reporting requirements and restrictions, and certain other requirements under the Securities Exchange Act of 1934.

Sarbanes-Oxley Act of 2002. On July 30, 2002, the President signed into law the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley Act") implementing legislative reforms intended to address corporate and accounting fraud. In addition to the establishment of a new accounting oversight board which will enforce auditing, quality control and independence standards and will be funded by fees from all publicly traded companies, the Sarbanes-Oxley Act restricts provision of both auditing and consulting services by accounting firms. To ensure auditor independence, any non-audit services being provided to an audit client requires pre-approval by the company's audit committee members. In addition, the audit partners must be rotated. The Sarbanes-Oxley Act requires chief executive officers and chief financial officers, or their equivalent, to certify to the accuracy of periodic reports filed with the SEC, subject to civil and criminal penalties if they knowingly or willfully violate this certification requirement. In addition, under the Sarbanes-Oxley Act, counsel are required to report evidence of a material violation of the securities laws or a breach of fiduciary duty by a company to its chief executive officer or its chief legal officer, and, if such officer does not appropriately respond, to report such evidence to the audit committee or other similar committee of the board of directors or the board itself.

Longer prison terms now apply to corporate executives who violate federal securities laws, the period during which certain types of suits can be brought against a company or its officers has been extended, and bonuses issued to top executives prior to restatement of a company's financial statements are now subject to disgorgement if such restatement was due to corporate misconduct. Executives are also prohibited from insider trading during retirement plan "blackout" periods, and loans to company executives are restricted. In addition, a provision directs that civil penalties levied by the SEC as a result of any judicial or administrative action under the Sarbanes-Oxley Act be deposited to a fund for the benefit of harmed investors. The Federal Accounts for Investor Restitution ("FAIR") provision also requires the SEC to develop methods of improving collection rates. The legislation accelerates the time frame for disclosures by public companies, as they must immediately disclose any material changes in their financial condition or operations. Directors and executive officers must also provide information for most changes in ownership in a company's securities within two business days of the change.

The Sarbanes-Oxley Act also increases the oversight of, and codifies certain requirements relating to audit committees of public companies and how they interact with the company's "registered public accounting firm" ("RPAF"). Audit Committee members must be independent and are barred from accepting consulting, advisory or other compensatory fees from the issuer. In addition, companies must disclose whether at least one member of the committee is a "financial expert," as such term is defined by the SEC, and if not, why not. Under the Sarbanes-Oxley Act, a RPAF is prohibited from performing statutorily mandated audit services for a company if such company's chief executive officer, chief financial officer, comptroller, chief accounting officer or any person serving in equivalent positions has been employed by such firm and participated in the audit of such company during the one-year period preceding the audit initiation date. The Sarbanes-Oxley Act also prohibits any officer or director of a company or any other person acting under their direction from taking any action to fraudulently influence, coerce, manipulate or mislead any independent public or certified accountant engaged in the audit of the company's financial statements for the purpose of rendering the financial statement's materially misleading. The Sarbanes-Oxley Act also required the SEC to prescribe rules requiring inclusion of an internal control report and assessment by management in the annual report to stockholders. The Sarbanes-Oxley Act requires the RPAF that issues the audit report to attest to and report on management's assessment of the company's internal controls. In addition, the Sarbanes-Oxley Act requires that each financial report required to be prepared in accordance with, or reconciled to, generally accepted accounting principles and filed with the SEC reflect all material correcting adjustments that are identified by a RPAF in accordance with generally accepted accounting principles and the rules and regulations of the SEC.

Regulation of the Bank

Pennsylvania Savings Bank Law. The Pennsylvania Banking Code contains detailed provisions governing the organization, location of offices, rights and responsibilities of directors, officers, and employees, as well as corporate powers, savings and investment operations and other aspects of the Bank and its affairs. The code delegates extensive rule-making power and administrative discretion to the Pennsylvania Department of Banking so that the supervision and regulation of state-chartered savings banks may be flexible and readily responsive to changes in economic conditions and in savings and lending practices.

The Pennsylvania Banking Code also provides that state-chartered savings banks may engage in any activity permissible for a federal savings association, subject to regulation by the Pennsylvania Department of Banking. The Federal Deposit Insurance Act, however, will prohibit the Bank from making new investments, loans, or becoming involved in activities as principal and equity investments which are not permitted for national banks unless:

- the FDIC determines the activity or investment does not pose a significant risk of loss to the Savings Association Insurance Fund; and

- the Bank meets all applicable capital requirements.

Accordingly, the additional operating authority provided to the Bank by the Pennsylvania Banking Code is significantly restricted by the Federal Deposit Insurance Act.

Insurance of Accounts. The deposits of the Bank are insured to the maximum extent permitted by the Savings Association Insurance Fund, which is administered by the FDIC, as well as the Bank Insurance Fund as a result of the assumption of deposit liabilities of Nazareth National Bank and are backed by the full faith and credit of the U.S. Government. As insurer, the FDIC is authorized to conduct examinations of, and to require reporting by, insured institutions. It also may prohibit any insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious threat to the FDIC. The FDIC also has the authority to initiate enforcement actions against savings institutions.

Under current FDIC regulations, Savings Association Insurance Fund and Bank Insurance Fund insured institutions are assigned to one of three capital groups which are based solely on the level of an institution's capital "well capitalized," "adequately capitalized" and "undercapitalized" which are defined in the same manner as the regulations establishing the prompt corrective action system discussed below. These three groups are then divided into three subgroups which reflect varying levels of supervisory concern, from those that are considered to be healthy to those which are considered to be of substantial supervisory concern. The matrix so created results in nine assessment risk classifications, with rates during the last six months of 2004 ranging from zero for well capitalized, healthy institutions, such as the Bank, to 27 basis points for undercapitalized institutions with substantial supervisory concerns.

In addition, all institutions with deposits insured by the FDIC are required to pay assessments to fund interest payments on bonds issued by the Financing Corporation, a mixed-ownership government corporation established to recapitalize the predecessor to the Savings Association Insurance Fund. The assessment rate for the last quarter of 2004 was 0.146% of insured deposits and is adjusted quarterly. These assessments will continue until the Financing Corporation bonds mature in 2019.

The FDIC may terminate the deposit insurance of any insured depository institution, including the Bank, if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed by an agreement with the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC. Management is aware of no existing circumstances which would result in termination of the Bank's deposit insurance.

Regulatory Capital Requirements. The FDIC has promulgated capital adequacy requirements for state-chartered banks that, like the Bank, are not members of the Federal Reserve Board System. The capital regulations establish a minimum 3% Tier 1 leverage capital requirement for the most highly rated state-chartered, non-member banks, with an additional cushion of at least 100 to 200 basis points for all other state-chartered, non-member banks, which effectively increases the minimum Tier 1 leverage ratio for such other banks to 4% to 5% or more. Under the FDIC's regulations, the highest rated banks are those that the FDIC determines are not anticipating or experiencing significant growth and have well diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and, in general, which are considered a strong banking organization, rated composite 1 under the Uniform Financial Institutions Rating System. Tier 1, or leverage capital, is defined as the sum of common shareholders' equity, including retained earnings, non-cumulative perpetual preferred stock and related surplus, and minority interests in consolidated subsidiaries, minus all intangible assets other than certain purchased mortgage servicing rights and purchased credit card relationships.

The FDIC's regulations also require that state-chartered, non-member banks meet a risk-based capital standard. The risk-based capital standard requires the maintenance of total capital, defined as Tier 1 capital and supplementary (Tier 2) capital, to risk weighted assets of 8%. In determining the amount of risk-weighted assets, all assets, plus certain off balance sheet assets, are multiplied by a risk-weight of 0% to 100%, based on the risks the FDIC believes are inherent in the type of asset or item. The components of Tier 1 capital for the risk-based standards are the same as those for the leverage capital requirement. The components of supplementary (Tier 2) capital include cumulative perpetual preferred stock, mandatory subordinated debt, perpetual subordinated debt, intermediate-term preferred stock, up to 45% of unrealized gains on equity securities and a portion of a bank's allowance for loan losses. Allowance for loan losses includable in supplementary capital is limited to a maximum of 1.25% of risk-weighted assets. Overall, the amount of supplementary capital that may be included in total capital is limited to 100% of Tier 1 capital.

A bank that has less than the minimum leverage capital requirement is subject to various capital plan and activities restriction requirements. The FDIC's regulations also provide that any insured depository institution with a ratio of Tier 1 capital to total assets that is less than 2.0% is deemed to be operating in an unsafe or unsound condition pursuant to Section 8(a) of the Federal Deposit Insurance Act and could be subject to potential termination of deposit insurance.

The Bank is also subject to minimum capital requirements imposed by the Pennsylvania Department of Banking on Pennsylvania chartered depository institutions. Under the Pennsylvania Department of Banking's capital regulations, a Pennsylvania bank or savings association must maintain a minimum leverage ratio of Tier 1 capital, as defined under the FDIC's capital regulations, to total assets of 4%. In addition, the Pennsylvania Department of Banking has the supervisory discretion to require a higher leverage ratio for any institution or association based on inadequate or substandard performance in any of a number of areas. The Pennsylvania Department of Banking incorporates the same FDIC risk-based capital requirements in its regulations.

Prompt Correction Action. The following table shows the amount of capital associated with the different capital categories set forth in the prompt correction action regulations.

Capital Category	Total Risk-Based Capital	Tier 1 Risk-Based Capital	Tier 1 Leverage Capital
Well capitalized	10% or more	6% or more	5% or more
Adequately capitalized	8% or more	4% or more	4% or more
Undercapitalized	Less than 8%	Less than 4%	Less than 4%
Significantly undercapitalized	Less than 6%	Less than 3%	Less than 3%

In addition, an institution is "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%. Under specified circumstances, a federal banking agency may reclassify a well capitalized institution as adequately capitalized and may require an adequately capitalized institution or an undercapitalized institution to comply with supervisory actions as if it were in the next lower category, except that the FDIC may not reclassify a significantly undercapitalized institution as critically undercapitalized.

An institution generally must file a written capital restoration plan which meets specified requirements within 45 days of the date that the institution receives notice or is deemed to have notice that it is undercapitalized, significantly undercapitalized or critically undercapitalized. A federal banking agency must provide the institution with written notice of approval or disapproval within 60 days after receiving a capital restoration plan, subject to extensions by the agency. An institution that is required to submit a capital restoration plan must concurrently submit a performance guaranty by each company that controls the institution. In addition, undercapitalized institutions are subject to various regulatory restrictions, and the appropriate federal banking agency also may take any number of discretionary supervisory actions.

At December 31, 2004, the Bank was deemed a well-capitalized institution for purposes of the above regulations and as such is not subject to the above-mentioned restrictions.

The following table provides a comparison of KNBT's and the Bank's capital amounts, risk-based capital ratios and leverage ratios for the periods indicated.

	At December 31, 2004					
	Actual		Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
Total Capital						
(To risk-weighted assets)						
Company (consolidated)............	$355,857	25.64%	$111,042	8.00%	N/A	N/A
Bank..	$264,159	19.17%	$110,233	8.00%	$137,792	10.00%
Tier I Capital						
(To risk-weighted assets)						
Company (consolidated)............	$345,396	24.88%	$ 55,521	4.00%	N/A	N/A
Bank..	$253,698	18.41%	$ 55,117	4.00%	$ 82,675	6.00%
Tier I Capital						
(To average assets, leverage)						
Company (consolidated)............	$345,396	14.66%	$ 55,521	4.00%	N/A	N/A
Bank..	$253,698	12.17%	$ 55,117	4.00%	$ 68,896	5.00%

	At December 31, 2003					
	Actual		Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
Total Capital						
(To risk-weighted assets)						
Company (consolidated)............	$359,522	33.24%	$ 86,535	8.00%	N/A	N/A
Bank..	$258,441	24.01%	$ 86,123	8.00%	$107,654	10.00%
Tier I Capital						
(To risk-weighted assets)						
Company (consolidated)............	$351,612	32.51%	$ 43,268	4.00%	N/A	N/A
Bank..	$250,499	23.27%	$ 43,062	4.00%	$ 64,593	6.00%
Tier I Capital						
(To average assets, leverage)						
Company (consolidated)............	$351,612	19.39%	$ 72,525	4.00%	N/A	N/A
Bank..	$250,499	13.42%	$ 74,646	4.00%	$ 93,307	5.00%

Affiliate Transaction Restrictions. Federal laws strictly limit the ability of banks to engage in transactions with their affiliates, including their bank holding companies. Such transactions between a subsidiary bank and its parent company or the non-bank subsidiaries of the bank holding company are limited to 10% of a bank subsidiary's capital and surplus and, with respect to such parent company and all such non-bank subsidiaries, to an aggregate of 20% of the bank subsidiary's capital and surplus. Further, loans and extensions of credit generally are required to be secured by eligible collateral in specified amounts. Federal law also requires that all transactions between a bank and its affiliates be on terms as favorable to the bank as transactions with non-affiliates.

FHLB System. The Bank is a member of the FHLB of Pittsburgh, which is one from a region of 12. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from funds deposited by member institutions and proceeds from the sale of consolidated obligations of the FHLB system. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the board of directors of the FHLB. At December 31, 2004, the Bank had $660.7 million in FHLB advances.

As a member, the Bank is required to purchase and maintain stock in the FHLB of Pittsburgh in an amount equal to the greater of 1% of its aggregate unpaid residential mortgage loans, home purchase contracts or similar obligations at the beginning of each year or 5% of its outstanding advances from the FHLB of Pittsburgh. At December 31, 2004, the Bank had $36.5 million in stock of the FHLB of Pittsburgh, which was in compliance with this requirement.

Federal Reserve Board System. The Federal Reserve Board requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts, which are primarily checking and NOW accounts, and non-personal time deposits. The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board might be used to satisfy the liquidity requirements that are imposed by the Pennsylvania Department of Banking. At December 31, 2004, the Bank was in compliance with these reserve requirements.

Federal Taxation

General. KNBT and the Bank are subject to federal income taxation in the same general manner as other corporations with some exceptions listed below. The following discussion of federal, state and local income taxation is only intended to summarize certain pertinent income tax matters and is not a comprehensive description of the tax rules applicable to KNBT and the Bank.

Method of Accounting. For federal income tax purposes, KNBT reports income and expenses on the accrual method of accounting and files its federal income tax return on a calendar year basis.

Bad Debt Reserves. The Small Business Job Protection Act of 1996 eliminated the use of the reserve method of accounting for bad debt reserves by savings associations, effective for taxable years beginning after 1995. Prior to that time, KNBT was permitted to establish a reserve for bad debts and to make additions to the reserve. These additions could, within specified formula limits, be deducted in arriving at taxable income. As a result of the Small Business Job Protection Act of 1996, savings associations must use the specific charge-off method in computing their bad debt deduction beginning with their 1996 federal tax return. In addition, federal legislation required the recapture over a six-year period of the excess of tax bad debt reserves at December 31, 1995 over those established as of December 31, 1987.

Taxable Distributions and Recapture. Prior to the Small Business Job Protection Act of 1996, bad debt reserves created prior to January 1, 1988 were subject to recapture into taxable income if KNBT failed to meet certain thrift asset and definitional tests. Federal legislation eliminated these savings association related recapture rules. However, under current law, pre-1988 reserves remain subject to recapture should the Bank make certain non-dividend distributions or cease to maintain a bank charter.

At December 31, 2004, KNBT's total federal pre-1988 reserve was approximately $9.8 million. The reserve reflects the cumulative effects of federal tax deductions by KNBT for which no federal income tax provisions have been made.

Alternative Minimum Tax. The Internal Revenue Code imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences. The alternative minimum tax is payable to the extent such alternative minimum tax income is in excess of an exemption amount. Net operating losses, of which KNBT has none, can offset no more than 90% of alternative minimum taxable income. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. KNBT had a minimum tax credit carryover of $202,000 at December 31, 2004.

Net Operating Loss Carryovers. For net operating losses in tax years beginning before August 6, 1997, KNBT may carry back net operating losses to the three years preceding the loss year and then forward to fifteen years following the loss years. For net operating losses in years beginning after August 5, 1997, net operating losses can be carried back to the two years preceding the loss year and forward to the 20 years following the loss year. At December 31, 2004, KNBT had a $729,000 net operating loss carry-forwards for federal income tax purposes.

Corporate Dividends-Received Deduction. KNBT may exclude from its income 100% of dividends received from KNBT as a member of the same affiliated group of corporations. The corporate dividends received deduction is 80% in the case of dividends received from corporations in which a corporate recipient owns less than 80%, but at least 20% of the distribution corporation. Corporations which own less than 20% of the stock of a corporation distributing a dividend, may deduct only 70% of dividends received.

State and Local Taxation

Pennsylvania Taxation. KNBT is subject to the Pennsylvania Corporate Net Income Tax, Capital Stock and Franchise Tax. The Corporation Net Income Tax rate for 2004 was 9.99% and is imposed on unconsolidated taxable income for federal purposes with certain adjustments. In general, the Capital Stock and Franchise Tax is a property tax imposed on a corporation's capital stock value at a statutorily defined rate, such value being determined in accordance with a fixed formula based upon average net income and net worth.

The Bank is subject to tax under the Pennsylvania Mutual Thrift Institutions Tax Act, as amended to include thrift institutions having capital stock. Pursuant to the Mutual Thrift Institutions Tax, the tax rate is 11.5%. The Mutual Thrift Institutions Tax exempts the Bank from other taxes imposed by the Commonwealth of Pennsylvania for state income tax purposes and from all local taxation imposed by political subdivisions, except taxes on real estate and real estate transfers. The Mutual Thrift Institutions Tax is a tax upon net earnings, determined in accordance with generally accepted accounting principles with certain adjustments. The Mutual Thrift Institutions Tax, in computing income according to generally accepted accounting principles, allows for the deduction of interest earned on state and federal obligations, while disallowing a percentage of a thrift's interest expense deduction in the proportion of interest income on those securities to the overall interest income of the Bank. Net operating losses, if any, thereafter can be carried forward three years for Mutual Thrift Institutions Tax purposes.

Employees

As of December 31, 2004, KNBT had approximately 633 employees of whom 120 were part-time. At December 31, 2003, KNBT had approximately 649 employees of whom 141 were part-time. A collective bargaining unit does not represent the employees. KNBT considers its relationship with its employees to be good.

Item 2. Properties

KNBT does not own or lease any property. The Bank owns 20 properties and leases 27 other properties. The principal office of KNBT is located at 90 Highland Avenue, Bethlehem, Pennsylvania 18017. The book value of this office was $3.5 million at December 31, 2004.

The Bank also owns an operations and lending office at 236 Brodhead Road, Bethlehem, Pennsylvania 18017. This building was purchased in 2003 and had a book value of $7.3 million at December 31, 2004. The Bank acquired an office building at 3864 Adler Place, Bethlehem, Pennsylvania 18017 as a part of the acquisition of First Colonial. The Bank will continue to use this facility for general office space. This building had a book value of $3.3 million at December 31, 2004.

In addition, the Bank owns 16 branch banking facilities and leases 25 other branch banking facilities. All of which are located within the Bank's market area.

The Bank also owns a garage and parking lot in Nazareth, Pennsylvania, a vacant lot which is available for a possible future branch in Easton, Pennsylvania and a property for future use as a drive-thru facility for KNBT's banking branch office in Palmerton, Pennsylvania.

Item 3. Legal Proceedings

From time-to-time, KNBT and the Bank are parties to routine litigation incidental to their business.

Neither KNBT, the Bank nor any of their subsidiaries is subject to any material legal proceedings, nor are any such proceedings known to be contemplated by any governmental authorities.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted to a vote of stockholders during the fourth quarter of the fiscal year covered by this report.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

KNBT's common stock trades on the Nasdaq National Market under the trading symbol "KNBT." At the close of business on December 31, 2004, there were approximately 3,641 stockholders of record not including the number of persons or entities holding stock in nominee or street name through various brokers and banks.

The following table reflects the ranges of high and low bid prices of KNBT's common stock and the dividends declared per share of KNBT common stock during the periods presented. Such bid information reflects inter-dealer prices without retail mark-up, markdown or commission and may not represent actual transactions.

The closing market price of the common stock at December 31, 2004 was $16.90.

Year Ended December 31, 2004

	High	*Low*	*Dividends*
First Quarter	$17.96	$16.26	None Declared
Second Quarter	$17.64	$14.55	$0.05
Third Quarter	$17.52	$15.44	$0.05
Fourth Quarter	$17.45	$16.45	$0.05

Year Ended December 31, 2003

	High	*Low*	*Dividends*
First Quarter	-	-	-
Second Quarter	-	-	-
Third Quarter	-	-	-
Fourth Quarter	$17.70	$15.85	None Declared

The declaration and payment of dividends is at the sole discretion of the Board of Directors, and the timing and amount of any such dividend will depend upon the Board of Directors' consideration of the earnings, financial condition, and capital needs of KNBT and certain other factors including restrictions arising from Federal banking laws and regulations. KNBT common shares were first sold in KNBT's initial public offering as a part of Keystone Savings Bank's mutual-to-stock conversion on October 31, 2003 at the offering price of $10.00 per share. KNBT's common stock began trading on Nasdaq National Market on November 3, 2003.

KNBT did not sell any of its equity securities during 2003 or 2004 that were not registered under the Securities Act of 1933.

For information regarding KNBT's equity compensation plans, see Item 12 hereto.

The following table sets forth information regarding KNBT's repurchases of its common stock during the quarter ended December 31, 2004.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that may yet be Purchased Under the Plan or Program(s) (1)
October 1 - 31, 2004	-	-	-	3,062,486 (2)
November 1 - 30, 2004	650,000	$17.20	650,000	2,412,486 (2)
December 1 - 31, 2004	-	-	-	2,412,486 (2)
Total	650,000	$17.20	650,000	N/A

(1) On October 27, 2004, the Board of Directors authorized the repurchase of up to 3,062,486 shares or approximately 10% of KNBT's outstanding shares. Repurchases will be made from time to time, during the next 12 months or longer if necessary as, in the opinion of management, market conditions warrant. This plan will continue until it is completed or terminated by the Board of Directors.

(2) The 2004 Management Recognition and Retention Plan and Trust Agreement ("MRRP") was adopted by the Board of Directors and approved by KNBT stockholders at their Annual Meeting on May 6, 2004. The MRRP is a stock-based plan that provides for 808,047 shares of the Company's common stock which may be granted as restricted shares to the Company's directors, advisory directors, officers and employees. The 808,047 shares were purchased in May, 2004 at an average cost of $16.44 and are not included in the amount set forth above.

Item 6. Selected Financial Data

	As of and For the Year Ended December 31,				
	2004	2003(1)	2002	2001	2000
	(dollars in thousands, except per share data)				
Consolidated Summary of Income					
Interest Income	$ 97,291	$ 59,063	$ 59,479	$ 60,493	$ 57,603
Interest Expense	33,446	21,061	26,416	34,064	31,141
Net Interest Income	63,845	38,002	33,063	26,429	26,462
Provision for Loan Losses	4,308	2,951	111	391	442
Total Non-Interest Income	15,434	9,048	8,814	5,013	3,214
Total Non-Interest Expense (2)	52,699	55,119	24,568	19,613	17,999
Income (Loss) Before Income Taxes (Benefit)	22,272	(11,020)	17,198	11,438	11,235
Income Taxes (Benefit)	4,666	(5,264)	5,188	3,326	3,718
Net Income (Loss) (2)	$ 17,606	$ (5,756)	$ 12,010	$ 8,112	$ 7,517
Net Income Per Share - Diluted (3)	$ 0.60	N/M	N/M	N/M	N/M
Net Income Per Share - Basic	$ 0.61	N/M	N/M	N/M	N/M
Cash Dividends Declared Per Share	$ 0.15	-	-	-	-
Consolidated Balance Sheet Data					
Total Assets	$ 2,415,103	$ 1,941,973	$ 1,015,906	$ 922,045	$ 824,736
Investment Securities Available-for-Sale	1,057,109	734,087	294,150	156,785	114,077
Investment Securities Held to Maturity	56,586	-	-	-	-
Loans Receivable, Net	1,002,741	882,166	555,526	668,046	657,107
Mortgage Loans Held-for-Sale	718	4,677	23,796	-	-
Deposits	1,323,053	1,289,410	771,825	772,226	713,520
Securities Sold Under Agreements to Repurchase	22,643	24,550	8,904	5,752	-
FHLB Advances	660,674	207,153	113,500	40,500	13,000
Subordinated Debentures (4)	15,464	15,000	-	-	-
Shareholders' Equity/Retained Earnings	377,354	389,080	111,049	95,788	86,204
Book Value Per Share	13.33	13.20	n/a	n/a	n/a
Full Service Offices	41	41	19	16	16
Selected Consolidated Ratios					
Net Income (Loss) To:					
Average Total Assets	0.81%	(0.46%)	1.25%	0.92%	0.94%
Average Equity	4.57%	(3.58%)	11.46%	8.79%	9.27%
Net Interest Margin	3.27%	3.35%	3.57%	3.14%	3.38%
Efficiency Ratio (5)	63.39%	117.15%	58.67%	62.38%	60.65%
Equity to Assets (6)	15.62%	20.05%	10.93%	10.39%	10.45%
Tier 1 Capital to Average Assets (Leverage) (6)	14.66%	19.39%	10.78%	10.50%	10.45%
Tier 1 Risk-based Capital Ratio (6)	24.88%	32.51%	18.19%	17.09%	16.99%
Total Risk-based Capital Ratio (6)	25.64%	33.24%	18.19%	17.71%	17.65%

(1) On October 31, 2003, KNBT completed the mutual-to-stock conversion of the Bank and the related subscription stock offering and the acquisition of First Colonial. See "Business - General" in Item 1.

(2) Included in the non-interest expenses for the year ended December 31, 2003 are a $16.1 million contribution to the Keystone Nazareth Charitable Foundation and $5.7 million of merger and systems integration costs as a result of the acquisition of First Colonial.

(3) Per share data is not included for 2003 because no shares were issued prior to November 2003.

(4) Previously reported as "Guaranteed Preferred Beneficial Interest in the Company's subordinated debentures" prior to the adoption of FIN 46(R).

(5) The calculation of the efficiency ratio for 2003 includes the effect of the $16.1 million contribution to the Keystone Nazareth Charitable Foundation and $5.7 million of merger and systems integration costs as a result of the acquisition of First Colonial Group.

(6) Ratios for 2004-2003 are for KNBT Bancorp. Ratios for 2000, 2001 and 2002 are for Keystone Nazareth Bank & Trust Company (formerly Keystone Savings Bank).

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

The following presents a review of KNBT Bancorp's results of operations and financial condition. This information should be read in conjunction with KNBT's consolidated financial statements and the accompanying notes to financial statements. KNBT's consolidated earnings are derived primarily from the operations of its wholly owned savings bank subsidiary, Keystone Nazareth Bank & Trust Company, and its other subsidiaries.

KNBT's results of operations depend, to a large extent, on net interest income, which is the difference between the income earned on its loan and investment portfolios and interest expense on deposits and borrowings. Non-interest income, non-interest expense and the provision for loan losses also impact KNBT's results of operations. Non-interest income consists primarily of fees and service charges related to deposits and lending activities, fees from other banking and non-banking operations, loan servicing and other non-interest income. Non-interest expense primarily consists of compensation and employee benefits, office occupancy and equipment expense, data processing, advertising and business promotion and other expenses. KNBT's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in interest rates, government policies and actions of regulatory authorities. Future changes in applicable law, regulations or government policies may materially impact KNBT's financial condition and results of operations.

Critical Accounting Policies, Judgments and Estimates

The accounting and reporting policies of KNBT conform with accounting principles generally accepted in the United States of America and general practices within the financial services industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

KNBT considers that the determination of the allowance for loan losses involves a higher degree of judgment and complexity than its other significant accounting policies. The allowance for loan losses is calculated with the objective of maintaining a reserve level believed by management to be sufficient to absorb estimated probable credit losses. Management's determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio and other relevant factors. However, this evaluation is inherently subjective as it requires material estimates, including, among others, expected default probabilities, loss given default, expected commitment usage, the amounts and timing of expected future cash flows on impaired loans, mortgages, and general amounts for historical loss experience. The process also considers economic conditions, uncertainties in estimating losses and inherent risks in the loan portfolio. All of these factors may be susceptible to significant change. To the extent actual outcomes differ from management estimates, additional provisions for loan losses may be required that would adversely impact earnings in future periods.

KNBT recognizes deferred tax assets and liabilities for future tax effects of temporary differences, net operating loss carry forwards and tax credits. Deferred tax assets are subject to management's judgment based upon available evidence that future realization is more likely than not. If management determines that KNBT may be unable to realize all or part of net deferred tax assets in the future, a direct charge to income tax expense may be required to reduce the recorded value of the net deferred tax asset to the expected realizable amount.

Goodwill, under SFAS No. 142, is subject to impairment testing at least annually to determine whether write-downs of the recorded balance is necessary. KNBT tests for impairment based on the goodwill maintained at each defined reporting unit. A fair value is determined for each reporting unit based on at least one of three various market valuation methodologies. If the fair values of the reporting units exceed their book values, no write-down of recorded goodwill is necessary. If the fair value of the reporting unit is less, an expense may be required on KNBT's books to write down the related goodwill to the proper carrying value. KNBT recorded goodwill and other identifiable intangible assets as a result of the acquisition of First Colonial in October 2003.

Operating Strategy

KNBT was organized in 2003 by Keystone Savings Bank in connection with its mutual-to-stock conversion and as the holding company for the Bank. Historically, Keystone Savings Bank operated as a traditional savings bank primarily providing single-family residential mortgage loans and a variety of retail products and services to its customers.

Concurrent with the conversion on October 31, 2003, First Colonial was merged with and into KNBT and Nazareth National Bank and Trust Company was merged into the Bank. Historically, Nazareth National Bank and Trust Company was a full-service community commercial bank with full trust services. The resulting Bank, Keystone Nazareth Bank & Trust Company is a Pennsylvania-chartered stock savings bank. Some of the Bank's key operating strategies and characteristics are described below.

- Maintain current branch network system with 41 branch offices located throughout Lehigh, Northampton, Monroe and Carbon Counties, Pennsylvania with consideration for additional branches in the future.

- Continue to develop as a "relationship bank" offering a broad array of deposit and loan products as well as securities and insurance products and trust services.

- Accelerate core deposit growth, utilizing strong deposit market share particularly in Northampton and Lehigh Counties in which the Bank has the largest and second largest, respectively, deposit market share. Overall, the Bank estimates that it has the second largest deposit share in the Lehigh Valley.

- Focus on asset generation that continues the Bank's success in growing commercial and consumer loan portfolios without sacrificing credit quality. Intensify efforts targeting small to mid-sized businesses in the Lehigh Valley.

- Ensure customer satisfaction by delivering unmatched personal service and provide high-quality products and services to meet the changing needs of individuals, families and businesses.

- Grow and diversify our operations as a community bank.

- Execute capital management strategy.

Comparison of Financial Condition at December 31, 2004 and December 31, 2003

KNBT had a net income for 2004 of $17.6 million compared with a net loss of $5.8 million in 2003. The results for 2003 included one-time charges aggregating $21.8 million (pre-tax) resulting from the $16.1 million contribution to the Keystone Nazareth Charitable Foundation and $5.7 million of merger related and systems integration related charges incurred in connection with the merger with First Colonial. KNBT's net income was $12.0 million in 2002.

KNBT's return on average assets was 0.81% in 2004 as compared to (0.46)% in 2003 and 1.25% in 2002. The return on average equity was 4.57%, (3.58)%, and 11.46% in 2004, 2003 and 2002, respectively.

KNBT's total assets increased by $473.1 million, or 24.4%, to $2.4 billion at December 31, 2004 compared to $1.9 billion at December 31, 2003. This increase in total assets was due primarily to an increase in investment securities and net loans receivable which was partially offset by decreases in cash and cash equivalents. For the year ended December 31, 2004, KNBT's investment securities increased by $379.6 million, or 51.7% to $1.1 billion at December 31, 2004 compared to $734.1 million at December 31, 2003 as KNBT implemented its asset/liability management strategy. KNBT's net loans receivable, including mortgage loans held-for-sale, increased by $116.6 million, or 13.1% to $1.0 billion at December 31, 2004 compared to $886.8 million at December 31, 2003. Cash and cash equivalents decreased from $52.8 million, or 38.0%, from $139.0 million at December 31, 2003 to $86.2 million at December 31, 2004. Such decrease primarily reflects KNBT's purchases of investment securities during the 2004 fiscal year.

KNBT's total liabilities increased $484.9 million, or 31.2% from $1.6 million at December 31, 2003 to $2.0 million at December 31, 2004. The increase was primarily due to a $453.5 million, or 218.9% increase in FHLB advances which were used to fund the increase in the investment securities. Total deposits increased $33.6 million, or 2.6%, to $1.3 billion at December 31, 2004 compared to December 31, 2003.

Shareholders' equity totaled $377.4 million at December 31, 2004 compared to $389.1 million at December 31, 2003, a decrease of $11.7 million or 3.0%. The decrease in shareholders' equity was principally the result of the purchase of 808,047 shares of KNBT's stock to fund the stockholder approved 2004 Management Recognition and Retention Plan ("MRRP") at an average cost of $16.44 per share combined with the repurchase of 650,000 shares of its common stock, in connection with the Board of Directors authorized stock repurchase program, at an average cost of $17.20 per share.

Analysis of Net Interest Income

Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income also depends upon the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them. Net interest income is the primary source of earnings for KNBT. Therefore, changes in net interest income are an important factor in KNBT's overall net income.

Net Interest Income. KNBT's net interest income was $63.8 million for 2004, a $25.8 million or 68.0% increase when compared to $38.0 million for 2003. The major factors in the increases in both interest income and interest expense were the increased average balances of interest-earning assets and interest-bearing liabilities due to the acquisition of First Colonial on October 31, 2003, the use of the net proceeds from KNBT's initial public offering completed on October 31, 2003, and an increase in FHLB advances which were used to fund the increase in the investment portfolio. KNBT's average interest-earning assets totaled $2.0 billion at December 31, 2004 as compared to $1.1 billion at December 31, 2003. Total interest income was $97.3 million for 2004, a $38.2 million or 64.7% increase when compared to the $59.1 million in total interest income for 2003. Average interest-bearing liabilities were $1.6 billion at December 31, 2004 compared to $1.0 billion at December 31, 2003. Total interest expense was $33.4 million for 2004, a $12.4 million or 58.8% increase when compared to the $21.1 million in total interest expense for 2003.

Net interest income, in 2003, increased $4.9 million or 14.9% from the 2002 level of $33.1 million. This increase was primarily the result of an increase in the average balances of investment securities and interest-bearing balances with banks including a decrease in the average rate paid on interest-bearing deposits, partially offset by an increase in FHLB borrowings.

Average Balances, Net Interest Income, and Yields Earned and Rates Paid. The following table shows for the periods indicated the total dollar amount of interest from average interest-earnings assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. The table includes information adjusted to a tax equivalent yield basis for KNBT's tax-exempt investment securities. The presentation on a tax-equivalent basis may be considered to include non-GAAP information. Management believes that it is a common industry practice in the banking industry to present such information on a fully tax equivalent basis and that such information is useful to investors in making peer comparisons. The tax-exempt adjustments and comparable GAAP information also is included in the table.

	For the Year Ended December 31,								
	2004			2003			2002		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets				(dollars in thousands)					
Interest-Earning Assets									
Interest-Bearing Balances with Banks	$ 31,209	$ 498	1.60%	$ 106,395	$ 1,028	0.97%	$ 30,577	$ 408	1.33%
Investment Securities									
Taxable (1)	851,624	33,757	3.96%	345,048	13,334	3.86%	241,475	13,272	5.50%
Non-Taxable (2)	109,515	7,188	6.56%	62,508	4,358	6.97%	31,229	2,441	7.82%
Loans Receivable (2) (3)	967,799	58,338	6.03%	622,525	41,833	6.72%	627,001	44,188	7.05%
Allowance for Loan Losses	(9,240)			(3,447)			(3,021)		
Net Loans	958,559	58,338	6.09%	619,078	41,833	6.76%	623,980	44,188	7.08%
Total Interest-Earning Assets	1,950,907	99,781	5.11%	1,133,029	60,553	5.34%	927,261	60,309	6.50%
Non-Interest-Earning Assets	213,763	-		121,964	-		33,531	-	
Total Assets, Interest Income	$ 2,164,670	99,781		$ 1,254,993	60,553		$ 960,792	60,309	
Liabilities									
Interest-Bearing Liabilities									
Interest-Bearing Deposits									
Demand Deposits	$ 174,698	273	0.16%	$ 102,506	298	0.29%	$ 81,609	466	0.57%
Money Market Deposits	249,065	2,477	0.99%	203,978	2,212	1.08%	134,456	2,784	2.07%
Savings Deposits	221,027	1,063	0.48%	182,548	1,315	0.72%	111,689	1,680	1.50%
Certificates of Deposit	539,505	14,372	2.66%	409,003	12,168	2.98%	417,073	18,169	4.36%
Total Interest-Bearing Deposits	1,184,295	18,185	1.54%	898,035	15,993	1.78%	744,827	23,099	3.10%
Securities Sold Under Agreements to Repurchase	22,579	170	0.75%	11,931	131	1.10%	7,330	155	2.11%
FHLB Advances	425,167	14,316	3.37%	114,520	4,822	4.21%	67,358	3,162	4.69%
Other Debt	15,464	775	5.01%	2,507	115	4.59%			
Total Interest-Bearing Liabilities	1,647,505	33,446	2.03%	1,026,993	21,061	2.05%	819,515	26,416	3.22%
Non-Interest-Bearing Liabilities									
Non-Interest-Bearing Deposits	119,133	-	-	53,559	-	-	28,881	-	-
Other Liabilities	12,376	-	-	13,832	-	-	7,603	-	-
Total Liabilities	1,779,014	33,446		1,094,384	21,061		855,999	26,416	
Shareholders' Equity / Retained Earnings	385,656	-	-	160,609	-	-	104,793	-	-
Total Liabilities and Shareholders' Equity, Interest Expense	$ 2,164,670	33,446		$ 1,254,993	21,061		$ 960,792	26,416	
Net Interest Income on Tax Equivalent Basis (2)		66,335			39,492			33,893	
Net Interest Spread on Tax Equivalent Basis (4)			3.08%			3.29%			3.28%
Effect of Interest-Free Sources Used to Fund Earning Assets			0.13%			0.14%			0.09%
Net Interest Margin Tax Equivalent Basis (5)			3.40%			3.49%			3.66%
Tax-Exempt Adjustment		(2,490)			(1,490)			(830)	
Net Interest Income and Margin (4)		$ 63,845	3.27%		$ 38,002	3.35%		$ 33,063	3.57%
Average Interest-Earning Assets to Average Interest-Bearing Liabilities			118.42%			110.32%			113.15%

(1) Includes Federal Home Loan Bank stock.

(2) The indicated interest income and average yields are presented on a taxable equivalent basis. The taxable equivalent adjustments included above are $2.5 million, $1.5 million, and $830,000 for the years 2004, 2003, and 2002, respectively. The effective tax rate used for the taxable equivalent adjustment was 34%.

(3) Loan fees of $678,000, $1.5 million, and $1.2 million for the years 2004, 2003, and 2002, respectively, are included in interest income. Average loan balances include non-accruing loans of $4.9 million, $1.7 million, and $1.2 million and average loans held-for-sale of $1.4 million, $3.1 million, and $4.4 million for the years of 2004, 2003, and 2002, respectively.

(4) Net interest spread is the arithmatic difference between yield on interest-earning assets and the rate paid on interest-bearing liabilities.

(5) Net interest margin is computed by dividing net interest income by average interest-earning assets.

Rate Volume Analysis. The following table shows the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities affected KNBT's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate, which is the change in rate multiplied by prior year volume, and (2) changes in volume, which is the change in volume multiplied by prior year rate. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume. Amounts shown are on a tax-equivalent basis.

	2004 Compared to 2003			2003 Compared to 2002		
	Increase (Decrease) Due to		Total Increase (Decrease)	Increase (Decrease) Due to		Total Increase (Decrease)
	Rate	Volume		Rate	Volume	
	(Dollars in Thousands)					
Interest Income:						
Cash and cash equivalents	$ 196	$ (726)	$ (530)	$ (392)	$ 1,012	$ 620
Investment securities	(779)	24,032	23,253	(5,790)	7,769	1,979
Loans receivable, net	(6,697)	23,202	16,505	(2,009)	(346)	(2,355)
Total interest-earning assets	(7,280)	46,508	39,228	(8,191)	8,435	244
Interest Expense:						
Savings deposits	(529)	277	(252)	(288)	120	(168)
Checking deposits	(235)	210	(25)	(2,011)	1,439	(572)
Money market deposits	(224)	489	265	(1,431)	1,066	(365)
Certificates of deposit	(1,678)	3,882	2,204	(5,649)	(352)	(6,001)
Total interest-bearing deposits	(2,666)	4,858	2,192	(9,379)	2,273	(7,106)
Securities sold under agreements to repurchase	(78)	117	39	(121)	97	(24)
FHLB advances and other borrowings	(3,587)	13,081	9,494	(554)	2,214	1,660
Other debt	66	594	660	-	115	115
Total interest-bearing liabilities	(6,265)	18,650	12,385	(10,054)	4,699	(5,355)
Increase (decrease) in net interest income	$ (1,015)	$ 27,858	$ 26,843	$ 1,863	$ 3,736	$ 5,599

Net interest income, on a fully taxable equivalent basis, amounted to $66.3 million for 2004, an increase of $26.8 million or 68.0% over $39.5 million in 2003. As shown in the "Rate/Volume Analysis" table, the increase in net interest income in 2004 was attributable to higher net interest income of $27.9 million due to changes in volume that more than offset a $1.0 million decline in net interest income due to a decline in the weighted average interest rate spread resulting from declines in market rates. The volume-related change resulted primarily from increases in investment securities and net loans (see the discussion in "Business-Lending Activities"), an increase in deposits, particularly in certificates of deposit, and an increase in FHLB advances. The decrease in the interest rate spread was primarily the result of the decrease in the yield on investment securities and loans being greater than the decrease in the rate paid on deposits and debt.

The net interest income, on a fully taxable equivalent basis, in 2003 increased $5.6 million or 16.5% over the 2002 figure of $33.9 million. This increase was the result of growth in investments and interest-bearing balances with banks reduced in part by a small increase in net loans, and an increase in deposits and FHLB advances.

Net interest margin, a measure of net interest income performance, is determined by dividing net interest income by the average balance of total interest-earning assets. The net interest margin was 3.27% for 2004, 3.35% for 2003 and 3.57% for 2002. The net interest margin on a tax equivalent basis was 3.40% for 2004, 3.49% for 2003 and 3.66% for 2002. The decrease in 2004 from 2003 in net interest margin was due to a 23 basis point drop in average yields on interest-earning assets versus a 2 basis point decrease in the average rate paid on interest bearing liabilities. In addition the average balance of non-interest-earning assets increased to $213.8 million in 2004 as compared to $122.0 million in 2003. The decrease in the net interest margin in 2003 compared to prior year was primarily due to the increase in non-interest earning assets which were $124.6 million at December 31, 2003 versus $33.5 million at December 31, 2002. The interest rate spread which is the difference between interest earned on assets and the interest paid on liabilities, was 3.08%, 3.29% and 3.28% for 2004, 2003 and 2002, respectively.

KNBT presents its net interest margin on a tax equivalent basis because management believes that presentation of its net interest margin on a tax equivalent basis provides information that is useful for a proper understanding of the operating results of KNBT's business. These disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP nor are they necessarily comparable to non-GAAP performance measures, which may be presented by other companies. Without the adjustment for tax-free income, the net interest margin would be 3.27%, 3.35%, and 3.57% for the years ending December 31, 2004, 2003 and 2002, respectively.

Provision for Loan Losses

The provision for loan losses is determined by management's review and analysis of the loan portfolio. This evaluation process includes, among other things, an analysis of delinquent and non-performing loans, the level of charge-offs and recoveries, the value of collateral securing the loan, the borrower's ability to repay, repayment performance and local economic conditions. The valuation also takes into consideration performing loans that may have certain weaknesses as identified by management in its review of loans.

For the year ended December 31, 2004, KNBT made a provision for loan losses of $4.3 million, as compared to $3.0 million for the year ended December 31, 2003. A primary factor in the increased provision over the comparable 2003 period was the acquisition of $271.2 million of net loans from the First Colonial acquisition of which commercial loans totaled $61.5 million. Commercial loans and commercial real estate loans are deemed to have higher levels of known and inherent losses than one to four-family residential loans due to, among other things, the nature of the collateral and the dependency on economic conditions for successful completion or operation of the project. KNBT has made provisions in order to maintain the allowance for loan losses at a level, management believes, to the best of its knowledge, covers all known and inherent losses in the portfolio that are both probable and reasonable to estimate at this time.

The provision in 2002 was $111,000, which was prior to the First Colonial merger and against a loan portfolio predominately consisting of residential mortgage loans. Net charge-offs were $1.8 million, $1.5 million, and $570,000 in 2004, 2003, and 2002, respectively. For more information see "Business – Lending Activities – Non-Performing Assets" in Item 1.

Non-Interest Income

Non-interest income increased in 2004 by $6.4 million or 70.6% to a total of $15.4 million from $9.0 million in 2003. The increase for 2004 over 2003 was the result of an increase of trust revenues from the Company's Trust Services Department, acquired from First Colonial, of $1.3 million or 453.8%, a $1.1 million or 75.0% increase in the cash surrender value of Bank Owned Life Insurance ("BOLI") resulting from a November 2003 purchase of an additional $30 million of such insurance, an increase of $435,000 or 10.8% in deposit service charges due to the addition of accounts from the acquisition of First Colonial and a $1.6 million or 57.8% increase in non-interest operating income, consisting primarily of higher loan fees, fees received for servicing mortgages, Visa interchange fees and other fee-based services. Non-interest income also increased as a result of an increase in net gain on sales from investment securities of $645,000, an increase of $528,000 from sale of residential mortgage loans, and gains on sale of KNBT's credit card portfolio and operations center that contributed $298,000 and $213,000, respectively, to non-interest income in 2004.

Non-interest income increased $234,000 or 2.7% from $8.8 million in 2002 to $9.0 million in 2003. The increase in non-interest income in 2003 compared with 2002 was the result of an increase of $414,000 or 11.4% in fees for deposit service charges and increased fees from non-interest operating income of $1.5 million or 123.8%. These increases were offset by a decrease of $1.5 million on net gains on sales of investment securities. The Bank securitized a portion of its mortgage portfolio which resulted in the securities gain in 2002.

Non-Interest Expense

Non-interest expense decreased to $52.7 million in 2004 from $55.1 million in 2003, a $2.4 million or 4.4% decrease. Non-interest expense for 2003 reflected a $16.1 million contribution to the KNBT Charitable Foundation in connection with the Bank's conversion from mutual to stock form as well as $5.7 million of merger expenses relating to the fourth quarter acquisition of First Colonial. Compensation and benefit expenses increased $10.8 million or 58.2% for the year ended December 31, 2004 as compared to the prior year. Contributing to the increase in compensation and employee benefit expense was the addition of 245 employees as a result of the merger with First Colonial. Salaries for such employees were included for two months in 2003 compared to the full year in 2004. Benefit expense for the ESOP, implemented in November 2003, was $867,000 for the year ended December 31, 2004 compared to $165,000 for the prior year reflecting a full year of operation for the ESOP in 2004. Net occupancy and equipment costs increased $3.7 million or 81.2%. The principal factors in the higher occupancy expense were the acquisition of First Colonial which added 20 offices, extensive building renovations at the newly acquired 47,000 sq. ft. operations center, at KNBT's headquarters and also at the former operations center of First Colonial. Professional fees increased $1.2 million or 110.4%. Compliance with the Sarbanes-Oxley Act of 2002, an extensive review of our loan portfolio, outsourcing certain audit functions and increased services due to the growth of the Company, contributed to such increase. Advertising expenses increased $663,000 or 189.4%. A concerted campaign to introduce the KNBT brand in the market was the primary reason for the increase. Other operating expense increased $3.9 million or 72.5% primarily due to amortization of identifiable intangible assets resulting from the First Colonial acquisition, which accounted for $2.2 million of the increase in 2004.

Non-interest expense in 2003 increased $30.5 million or 124.4% over 2002. Total non-interest expenses were $55.1 million in 2003 and $24.6 million in 2002. The pre-tax contribution of $16.1 million to the Charitable Foundation and merger expenses of $5.7 million were the principal factors in the increase. The increase in compensation and employee benefit expense from 2002 to 2003 was $5.4 million or 41.0%. Occupancy expenses in 2003 were $4.6 million or 49.0% higher than in 2002. Contributing to the increase in compensation and employee benefit expense were normal salary increases, additional staff required for the new branches added in 2003, and staff increases in the lending and trust divisions and a benefit expense of $165,000 for the ESOP.

Income Tax Expense (Benefit)

KNBT recorded a $4.7 million income tax provision for the year ended December 31, 2004 compared to an income tax benefit of $5.3 million for the year ended December 31, 2003. The income tax expense in 2002 amounted to $5.2 million. The tax benefit in 2003 was the result of a net operating loss for the year. KNBT's effective Federal tax rate was 21.0% for the year ended December 31, 2004 compared to a benefit of (47.8)% for the year ended December 31, 2003 and a tax rate of 30.2% for the year ended December 31, 2002.

Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. KNBT's market risk arises primarily from interest rate risk, which is inherent in its lending and deposit taking activities. To that end, management actively monitors and manages interest rate risk exposure. In addition to market risk, KNBT's primary risk is credit risk on its loan portfolio. KNBT attempts to manage credit risk through its loan underwriting and oversight policies. See "Business-Lending Activities".

The Bank operates as a community banking institution primarily in the Pennsylvania counties of Northampton, Lehigh, Monroe and Carbon. As a result of the Bank's location and nature of operations, KNBT is not subject to foreign currency exchange or commodity price risk. The Bank makes real estate and other loans primarily in the counties adjacent to its operations and thus is subject to risks associated with those local economies. At December 31, 2004, the Bank held a concentration of one-to four family residential real estate loans (32.1% of total loans) and consumer/installment loans (29.4% of total loans) in its loan portfolio. Loans for automobiles and other vehicles represented 40.0% of the consumer/installment loans and 11.7% of total loans at year-end 2004. The Bank's loans are subject to interest and economic risks. The Bank also originates residential real estate loans for sale in the secondary market. Such loans are identified as "Mortgage Loans Held-for-Sale" on the KNBT's balance sheet and are subject to interest rate risk (see discussion on "Business-Loan Originations, Sales and Servicing"). KNBT does not own any trading assets and does not have any hedging transactions in place such as interest rate swaps (see discussion on "Business-Investment Activities").

Interest Rate Sensitivity

Interest rate sensitivity is a measure of the extent to which net interest income would change due to changes in the level of interest rates.

The principal objective of KNBT's interest rate risk management function is to evaluate the interest rate risk embedded in certain balance sheet accounts, determine the level of risk appropriate, given its business strategy, operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with approved guidelines. Through such management, KNBT seeks to minimize its exposure to interest rate risk. An Asset/Liability Committee ("ALCO"), consisting of key financial and service management personnel, meet on a monthly basis. The ALCO is responsible for reviewing the interest rate sensitivity of the balance sheet, formulating and overseeing the implementation of strategies regarding interest rate risk and examining the effects on net interest income and liquidity.

KNBT primarily has utilized the following strategies in its efforts to manage interest rate risk:

- It has emphasized originations for a portfolio of shorter term loans, particularly construction loans, commercial loans and consumer loans;

- It has been an active seller in the secondary market of its newly originated, agency eligible long-term fixed-rate residential mortgage loans; KNBT securitized an aggregate of $47.3 million of single-family residential mortgage loans in 2003 and $115.3 million in 2002; and

- It has invested in securities with relatively short anticipated lives, generally three to five years.

Gap Analysis. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring a bank's interest rate sensitivity "gap." An asset and liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. At December 31, 2004, KNBT's cumulative one-year interest rate gap, which is the difference between the amount of interest-earning assets maturing or repricing within one year and interest-bearing liabilities maturing or repricing within one year, as a percentage of total assets, was a positive 3.80%. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to affect adversely net interest income while a positive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to affect adversely net interest income.

The following table sets forth the amounts of KNBT's interest-earning assets and interest-bearing liabilities outstanding at December 31, 2004, which are expected, based upon certain assumptions, to reprice or mature in each of the future time periods shown. Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2004, on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments within a three-month period and subsequent selected time intervals. The loan amounts in the table reflect principal balances expected to be repaid and/or repriced as a result of contractual amortization and anticipated prepayments of adjustable-rate loans and fixed-rate loans, and as a result of contractual rate adjustments on adjustable-rate loans. Annual prepayment rates for adjustable-rate and fixed-rate single-family, multi-family mortgage loans and mortgage-backed securities are assumed to range from 12% to 32%. Annual rates of withdrawal or "decay rates" for money market deposit accounts, savings accounts and interest bearing checking accounts are assumed to be 38%, 8% and 8%, respectively.

	At December 31, 2004						
	3 Months or Less	More than 3 Months to 6 Months	More than 6 Months to 1 Year	More than 1 Year to 3 Years	More than 3 Years to 5 Years	More than 5 Years	Total
	(dollars in thousands)						
Interest-earning assets (1):							
Deposits at other institutions	$ 56,002	$ -	$ -	$ -	$ -	$ -	$ 56,002
Loans receivable (2)	140,743	97,755	125,996	314,471	191,251	142,986	1,013,202
Investment securities, debt	109,897	49,977	101,486	383,751	190,650	272,679	1,108,440
Investment securities, equity						41,711	41,711
Total interest-earning assets	$ 306,642	$ 147,732	$ 227,482	$ 698,222	$ 381,901	$ 457,376	$ 2,219,355
Cumulative total interest-earning assets	$ 306,642	$ 454,374	$ 681,856	$ 1,380,078	$ 1,761,979	$ 2,219,355	$ 2,219,355
Interest-bearing liabilities:							
Savings deposits	$ -	$ 8,410	$ 8,410	$ 11,214	$ 14,017	$ 168,206	$ 210,257
Interest-bearing checking deposits	-	10,849	7,232	7,233	3,616	151,881	180,811
Money market deposits	31,437	36,274	24,183	32,244	16,122	101,567	241,827
Certificates of deposit	93,547	73,297	105,712	247,670	41,321	114	561,661
FHLB advances and other borrowings	110,927	29,126	50,753	276,981	161,513	69,481	698,781
Total interest-bearing liabilities	$ 235,911	$ 157,956	$ 196,290	$ 575,342	$ 236,589	$ 491,249	$ 1,893,337
Cumulative total interest-bearing liabilities	$ 235,911	$ 393,867	$ 590,157	$ 1,165,499	$ 1,402,088	$ 1,893,337	$ 1,893,337
Interest-earning assets less interest-bearing liabilities	$ 70,731	$ (10,224)	$ 31,192	$ 122,880	$ 145,312	$ (33,873)	$ 326,018
Cumulative interest-rate sensitivity gap (3)	$ 70,731	$ 60,507	$ 91,699	$ 214,579	$ 359,891	$ 326,018	
Cumulative interest-rate gap as a percentage of total assets at December 31, 2004	2.93%	2.51%	3.80%	8.88%	14.90%	13.50%	
Cumulative interest-earning assets as a percentage of cumulative interest-bearing liabilities at December 31, 2004	129.98%	115.36%	115.54%	118.41%	125.67%	117.22%	

(1) Interest-earning assets are included in the period in which the balances are expected to be redeployed and/or repriced as a result of anticipated prepayments, scheduled rate adjustment and contractual maturity.
(2) For purposes of the gap analysis, loans receivable includes non-performing loans, gross of the allowance for loan losses, undisbursed loan funds and deferred loan fees.
(3) Interest-rate sensitivity gap represents the difference between net interest-earning assets and interest-bearing liabilities.

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features that restrict changes in interest rates both on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their adjustable-rate loans may decrease in the event of an interest rate increase.

KNBT's interest rate sensitivity is monitored by management through the use of models that generate estimates of the change in its net portfolio value ("NPV") and net interest income ("NII") over a range of interest rate scenarios. NPV is the present value of expected cash flows from assets, liabilities, and off-balance sheet contracts. The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. KNBT also analyzes potential changes to NII for a twelve-month period under rising and falling interest rate scenarios. The following table sets forth KNBT's NPV and NII analysis as of December 31, 2004 and reflects the changes to NPV and NII as a result of immediate and sustained changes in interest rates as indicated.

	Net Portfolio Value at December 31, 2004		Projected Net Interest Income for 2005	
Rate Scenario	Amount	% Change from Base Case	Amount	% Change from Base Case
	(dollars in thousands)			
+ 300 basis point rate shock	$ 509,843	-8.1%	$ 69,742	5.0%
+ 200 basis point rate shock	529,905	-4.4%	69,189	4.2%
+ 100 basis point rate shock	547,637	-1.2%	67,859	2.2%
Static - base case	554,498	-	66,411	-
- 100 basis point rate shock	523,554	-5.6%	61,782	-7.0%
- 200 basis point rate shock	482,684	-13.0%	54,497	-17.9%
- 300 basis point rate shock	444,211	-19.9%	47,960	-27.8%

Liquidity

KNBT's primary sources of funds are from deposits, amortization of loans, loan prepayments and the maturity of loans, mortgage-backed securities and other investments, and other funds provided from operations. While scheduled payments from the amortization of loans and mortgage-backed securities and maturing investment securities are relatively predictable sources of funds, deposit flows and loan prepayments can be greatly influenced by general interest rates, economic conditions and competition. KNBT also maintains excess funds in short-term, interest-bearing assets that provide additional liquidity and also utilizes outside borrowings, primarily from the FHLB of Pittsburgh, as an additional funding source.

KNBT uses its liquidity to fund existing and future loan commitments, to fund maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, and to meet operating expenses. In addition to cash flow from loan and securities payments and prepayments as well as from sales of securities and mortgage loans, KNBT has significant borrowing capacity available to fund liquidity needs. KNBT has increased its utilization of FHLB borrowings in recent years especially in 2004, as a cost efficient alternative to deposits as a source of funds. The average balance of FHLB borrowings was $425.2 million, $114.5 million, and $67.4 million for the years ended December 31, 2004, 2003, and 2002, respectively. To date, KNBT borrowings have consisted primarily of advances from the FHLB of Pittsburgh.

Conversion from Mutual-to-Stock Form. The Bank completed its conversion in October 2003. In connection with the conversion, KNBT sold 20,201,188 shares of common stock at a price of $10.00 per share for total proceeds of $202.0 million. The capitalized expenses for the conversion were $5.8 million resulting in net proceeds of $196.2 million. Concurrent with the conversion, KNBT established the Keystone Nazareth Charitable Foundation with a contribution of 1,616,095 shares of KNBT common stock to the Foundation.

Also concurrent with the conversion, KNBT acquired First Colonial and in connection therewith issued 8,545,855 shares of common stock to the stockholders of First Colonial in exchange for their First Colonial shares.

In connection with the conversion, KNBT also established the ESOP. The ESOP purchased 949,845 shares in open market transactions at an average price of $17.01 per share for a total cost of $16.1 million. At December 31, 2004, 57,324 KNBT common shares were allocated to plan participants.

A significant amount of capital was raised during the mutual-to-stock conversion and capital levels exceeded 25% at year-end 2004. KNBT's management has developed capital management strategies to effectively utilize the excess capital and improve return on equity and grow earnings per share. KNBT's capital management strategy includes the following components: 1) payment of cash dividends, 2) stock repurchases, 3) acquisitions and 4) use of leverage.

KNBT declared and paid its first cash dividend in the second quarter of 2004 and also declared and paid dividends for the third and fourth quarters of 2004. During the fourth quarter of 2004, KNBT's Board of Directors authorized the repurchase of up to 3,062,486 shares or approximately 10% of KNBT's outstanding shares. During 2004, KNBT acquired Oakwood Financial Corp., a full-service brokerage firm based in Allentown, PA. Oakwood is a wholly owned subsidiary of the Bank and supplements the Bank's offering of investment and insurance products.

Contractual Obligations, Commitments, Contingent Liabilities and Off-Balance-Sheet Obligations

KNBT has not used, and has no intention to use, any significant off-balance sheet financing arrangements for liquidity purposes. Its primary financial instruments with off-balance sheet risk are limited to loan servicing for others, obligations to fund loans to customers pursuant to existing commitments and commitments to sell mortgage loans. In addition, KNBT has not had, and has no intention to have, any significant transactions, arrangements or other relationships with any unconsolidated, limited purpose entities that could materially affect its liquidity or capital resources. KNBT has not, and does not intend to, trade in commodity contracts.

KNBT anticipates that it will continue to have sufficient funds and alternative funding sources to meet its current commitments.

KNBT's contractual cash obligations as of December 31, 2004 are as follows:

		Payments Due by Period:			
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
		(dollars in thousands)			
Federal Home Loan Bank debt	$ 660,674	$ 137,005	$ 281,046	$ 172,117	$ 70,506
Subordinated debt	15,464	-	-	-	15,464
Operating leases	9,228	1,177	1,723	680	5,648
Severance agreements	650	650	-	-	-
Deferred directors' fees and officer compensation	3,403	44	89	92	3,178
Total obligations	$ 689,419	$ 138,876	$ 282,858	$ 172,889	$ 94,796

KNBT is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. KNBT's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. KNBT uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

KNBT's contingent liabilities and commitments as of December 31, 2004 are as follows:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(dollars in thousands)				
Lines of credit	$ 155,820	$ 87,344	$ 18,808	$ 27,832	$ 21,836
Standby letters of credit	23,973	17,175	6,715	83	-
Other commitments to make loans	116,954	68,611	1,576	9,677	37,090
Total	$ 296,747	$ 173,130	$ 27,099	$ 37,592	$ 58,926

Impact of Inflation and Changing Prices. The financial statements, accompanying notes, and related financial data of KNBT presented herein have been prepared in accordance with generally accepted accounting principals, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of operations. Most of KNBT's assets and liabilities are monetary in nature; therefore, the impact of interest rates has a greater impact on its performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Leverage Transactions. Several leverage transactions were completed during the year. KNBT used capital and FHLB borrowings to purchase investments. Leverage strategies generally increase the company's interest rate risk exposure and leverage transactions are carefully monitored and measured as part of active balance sheet management.

Regulatory Capital Requirements. KNBT and the Bank are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on KNBT's financial statements.

New Accounting Pronouncements

On December 16, 2004, FASB issued Statement No. 123 (revised 2004), Share-Based Payment "Statement 123(R)" replaces FASB Statement No. 123, Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. Statement 123(R) establishes standards for which an entity exchanges its equity instruments for good or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods and services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments.

Under Statement 123(R), all forms of share-based payments to employees, including stock options, would be treated the same as other forms of compensation by recognizing the related cost in the income statement. The expense of the award requires the entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award ("vesting period"). Fair value of that award will be re-measured subsequently at each reporting date through the settlement date. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments.

All public entities that use the fair-value based method for either recognition or disclosure under Statement 123(R) will apply this Statement using a modified version of prospective application. Under the transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under Statement 123(R) for either recognition or pro forma disclosure. For periods before the required effective date, those entities may elect to apply a modified version of retrospective application under which the financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by Statement 123(R).

Statement 123(R) is effective for public companies at the beginning of the first interim or annual period beginning after June 15, 2005. This Statement applies to all awards granted after the required effective date including existing awards not vested, modified, repurchased, or canceled after that date. KNBT is currently evaluating the impact of Statement 123(R) will have on its financial statements.

In March 2004, the Securities and Exchange Commission released Staff Accounting Bulletin ("SAB") 105, "Application of Accounting Principles to Loan Commitments." SAB 105 provides guidance regarding the measurement of loan commitments recognized at fair value under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." SAB 105 also requires companies to disclose their accounting policy for those loan commitments including methods and assumptions used to estimate fair value and associated hedging strategies. SAB 105 is effective for all loan commitments accounted for as derivatives that are entered into after March 31, 2004. The adoption of SAB 105 had no material effect on KNBT's consolidated financial statements.

In November 2003, the Emerging Issues Task Force ("EITF") of the FASB issued EITF Abstract 03-1, *the meaning of Other-Than-Temporary Impairment and its Application to Certain Investments* (EITF 03-1). The quantitative and qualitative disclosure provisions of EITF 03-1 were effective for years ending after December 15, 2003 and were included in the Company's 2003 Form 10-K. In March 2004, the EITF issued a Consensus on Issue 03-1 requiring that the provisions of EITF 03-1 be applied for reporting periods beginning after June 15, 2004 to investments accounted for under SFAS No. 115 and 124. At its meeting on September 8, 2004, the FASB discussed whether additional guidance related to paragraph 16 of EITF 03-1 should be issued in a FASB Staff Position ("FSP"). The FASB agreed that additional guidance is necessary and that such guidance should be issued in an FSP. Given the current effective date of paragraph 16 of Issue 03-1 for application of the other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004, the FASB also agreed that an additional FSP should be issued to delay the effective date of paragraph 16 of Issue 03-1. EITF 03-1 establishes a three-step approach for determining whether an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. The Company is in the process of determining the impact that this EITF will have on its financial statements.

In October 2003, the AICPA issued SOP 03-3, "Accounting for Loans or Certain Debt Securities Acquired in a Transfer". SOP 03-3 applies to a loan with the evidence of deterioration of credit quality since origination acquired by completion of a transfer for which it is probable at acquisition, that the Bank will be unable to collect all contractually required payments receivable. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 31, 2004. Management is currently evaluating the provisions of SOP 03-3 and does not anticipate its adoption to have a material affect on the Bank's financial position or results of operations.

Item 7A. Quantitative and Qualitative Disclosure About Market Risks

Information with respect to quantitative and qualitative disclosure is contained in Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Item 8. Financial Statements and Supplementary Data


Grant Thornton

Accountants and Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
KNBT Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of KNBT Bancorp, Inc. (and previously Keystone Savings Bank) and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of KNBT Bancorp, Inc. as of December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for the each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of KNBT Bancorp, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 16, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of internal controls over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.


Grant Thornton LLP

Philadelphia, Pennsylvania
March 16, 2005

Suite 3100
Two Commerce Square
2001 Market Street
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

KNBT BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	At December 31,	
	2004	2003
	(dollars in thousands)	
ASSETS		
Cash and Due From Banks	$ 30,218	$ 55,059
Interest-Bearing Deposits With Banks	56,002	83,918
Cash and Cash Equivalents	86,220	138,977
Investment Securities Available-for-Sale	1,057,109	734,087
Investment Securities Held to Maturity (Fair value of $57,034 at December 31, 2004)	56,586	-
Federal Home Loan Bank of Pittsburgh Stock	36,456	11,543
Mortgage Loans Held-for-Sale	718	4,677
Loans	1,013,202	890,076
Less: Allowance for Loan Losses	(10,461)	(7,910)
Net Loans	1,002,741	882,166
Bank Owned Life Insurance	60,501	57,849
Premises and Equipment, Net	40,790	35,867
Accrued Interest Receivable	9,509	7,645
Goodwill and Other Intangible Assets	53,255	47,448
Other Assets	11,218	21,714
TOTAL ASSETS	$ 2,415,103	$ 1,941,973
LIABILITIES		
Non-Interest-Bearing Deposits	$ 128,498	$ 117,270
Interest-Bearing Deposits	1,194,555	1,172,140
Total Deposits	1,323,053	1,289,410
Securities Sold Under Agreements to Repurchase	22,643	24,550
Advances from the Federal Home Loan Bank	660,674	207,153
Guaranteed Preferred Beneficial Interest in the Company's Subordinated Debentures	-	15,000
Subordinated Debt	15,464	-
Accrued Interest Payable	5,811	3,218
Other Liabilities	10,104	13,562
TOTAL LIABILITIES	2,037,749	1,552,893
SHAREHOLDERS' EQUITY		
Preferred Stock, Par Value $.01 per share Authorized: 20,000,000 shares	-	-
Common Stock, Par Value $0.01 a share Authorized: 100,000,000 shares Issued and Outstanding: 30,656,840 shares at December 31, 2004 30,419,397 shares at December 31, 2003	297	295
Treasury Stock, at cost; 650,000 and 0 shares at December 31, 2004 and December 31, 2003, respectively	(11,179)	-
Additional Paid-In Capital	296,403	297,887
Retained Earnings	113,748	100,570
Unallocated Common Stock Held by Employee Stock Ownership Plan	(15,176)	(15,987)
Unearned Common Stock Held by Management Recognition and Retention Plan	(9,107)	-
Accumulated Other Comprehensive Income	2,368	6,315
TOTAL SHAREHOLDERS' EQUITY	377,354	389,080
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 2,415,103	$ 1,941,973

See accompanying notes to consolidated financial statements.

KNBT BANCORP, INC., AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2004	2003	2002
	(dollars in thousands, except per share data)		
INTEREST INCOME			
Loans, including fees	$ 58,292	$ 41,823	$ 44,188
Investment Securities	38,501	16,212	14,883
Other Interest	498	1,028	408
Total Interest Income	97,291	59,063	59,479
INTEREST EXPENSE			
Deposits	18,185	15,993	23,099
Securities sold under Agreements to Repurchase	170	131	155
Advances from the Federal Home Loan Bank	14,316	4,822	3,162
Subordinated Debt	775	115	
Total Interest Expense	33,446	21,061	26,416
NET INTEREST INCOME	63,845	38,002	33,063
Provision for Loan Losses	4,308	2,951	111
Net Interest Income After Provision for Loan Losses	59,537	35,051	32,952
NON-INTEREST INCOME			
Trust Revenue	1,545	279	-
Brokerage Services Revenue	673	465	420
Deposit Service Charges	4,477	4,042	3,628
Bank Owned Life Insurance	2,652	1,515	1,435
Net Gains (Losses) on Sales of Investment Securities	396	(249)	1,202
Net Gains on Sales of Residential Mortgage Loans	774	246	900
Net Gains on Sales of Credit Card Loans	298	-	-
Net Gains on Sale of Assets	191	-	-
Net Gains on Sale of Other Real Estate Owned	90	-	-
Non-Interest Operating Income	4,338	2,750	1,229
Total Non-Interest Income	15,434	9,048	8,814
NON-INTEREST EXPENSES			
Compensation and Employee Benefits	29,478	18,633	13,217
Net Occupancy and Equipment Expense	8,335	4,599	3,086
Professional Fees	2,279	1,083	868
Advertising	1,013	350	840
Data Processing	1,782	2,124	1,712
Impairment of Mortgage Servicing Rights	415	1,068	676
Contribution to Charitable Foundation	-	16,161	
Merger-Related Expenses	-	5,652	
Other Operating Expenses	9,397	5,449	4,169
Total Non-Interest Expenses	52,699	55,119	24,568
Income (Loss) Before Income Taxes (Benefit)	22,272	(11,020)	17,198
Income Taxes (Benefit)	4,666	(5,264)	5,188
NET INCOME (LOSS)	$ 17,606	$ (5,756)	$ 12,010
PER SHARE DATA			
Net Income - Basic	$ 0.61	N/M	N/A
Net Income - Diluted	$ 0.60	N/M	N/A
Cash Dividends Per Common Share	$ 0.15	N/M	N/A

See accompanying notes to consolidated financial statements.

KNBT BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Shares	Common Stock Value	Addl Paid In Capital	Retained Earnings	Unallocated ESOP Shares	Unearned Compensation MRP	Accumulated Other Comprehensive Income	Treasury Stock	Total
				(dollars in thousands except share data)					
Balance December 31, 2001	-	$ -	$ -	$ 94,316	$ -	$ -	$ 1,472	$ -	$ 95,788
Comprehensive Income									
Net Income				12,010					12,010
Other Comprehensive Income Net of Taxes							3,251		3,251
Total Comprehensive Income									15,261
Balance at December 31, 2002	-	-	-	106,326	-	-	4,723	-	111,049
Comprehensive Income									
Net Loss				(5,756)					(5,756)
Other Comprehensive Income Net of Taxes and Reclassification Adjustments							1,592		1,592
Total Comprehensive Loss									(4,164)
Proceeds from Sale of Common Stock, Net	20,201,188	202	196,059						196,261
Shares in Merger with First Colonial	8,545,855	85	85,374						85,459
Issuance of Common Stock to Charitable Foundation	1,616,095	16	16,145						16,161
Purchase of Shares for ESOP	(949,845)	(9)			(16,152)				(16,161)
Unallocated ESOP Shares Committed to Employees	9,723		(1)		165				164
Shares Issued upon Exercise of Stock Options	56,259	1	310						311
Balance at December 31, 2003	29,479,275	295	297,887	100,570	(15,987)	-	6,315	-	389,080
Comprehensive Income									
Net Income				17,606					17,606
Other Comprehensive Income Net of Taxes and Reclassification Adjustments							(3,947)		(3,947)
Total Comprehensive Income									13,659
Cash Dividends				(4,428)					(4,428)
Purchase of Stock for Management Recognition and Retention Plan (MRRP)			(13,281)						(13,281)
Unallocated ESOP Shares Committed to Employees	47,601		(16)		811				795
Shares Issued upon Exercise of Stock Options	237,443	2	1,286						1,288
Repurchase of common stock (650,000 shares)								(11,179)	(11,179)
Establishment of a Management Recognition Program(MRRP)			10,527			(10,527)			-
Amortization of Compensation related to MRRP						1,420			1,420
Balance at December 31, 2004	29,764,319	$ 297	$ 296,403	$ 113,748	$ (15,176)	$ (9,107)	$ 2,368	$ (11,179)	$ 377,354

KNBT BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,		
	2004	2003	2002
	(Dollars in Thousands)		
OPERATING ACTIVITIES			
Net Income	$ 17,606	$ (5,756)	$ 12,010
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Provision for Loan Losses	4,308	2,951	111
Depreciation and Amortization	6,359	3,180	1,317
Compensation Expense Stock Option Plan	16	-	-
Management Recognition and Retention Plan Expense	1,404	-	-
Amortization and Accretion of Security Premiums and Discounts, net	2,521	3,630	(521)
(Gain) Loss on Sale of Other Real Estate Owned	(90)	31	28
Gain on Sales of Investment Securities	(396)	249	(1,202)
Gain on Sale of Credit Card Portfolio	(298)	-	-
Gain on Sale of Other Assets	(191)	-	99
Gain on Sale of Mortgage Loans	(774)	(246)	(900)
Mortgage Loans Originated for Sale	(63,193)	(29,043)	(60,974)
Mortgage Loan Sales	67,926	50,286	37,178
Contribution to Charitable Foundation	-	16,161	-
Changes in Assets and Liabilities:	-	-	-
Increase in Bank Owned Life Insurance	(2,652)	(1,515)	(1,435)
Increase (Decrease) in Accrued Interest Receivable	(1,864)	283	(1,805)
Increase (Decrease) in Other Assets	2,830	(5,849)	(2,678)
Increase (Decrease) in Other Liabilities and Accrued Interest Payable	(865)	5,760	2,842
Net Cash Provided by Operating Activities	32,647	40,122	(15,930)
INVESTING ACTIVITIES			
Proceeds from Calls and Maturities of Securities Available-for-Sale	172,937	264,030	104,037
Proceeds from Calls and Maturities of Securities Held to Maturity	3,242	-	-
Proceeds from Sales of Securities Available-for-Sale	11,478	28,540	63,844
Purchase of Securities Available-for-Sale	(516,223)	(462,963)	(184,848)
Purchase of Securities Held to Maturity	(59,751)	-	-
Purchase of Federal Home Loan Bank of Pittsburgh Stock	(26,883)	(3,531)	(1,912)
Redemption of Federal Home Loan Bank of Pittsburgh Stock	1,970	-	-
Purchase of Bank Owned Life Insurance	-	(30,000)	(4,000)
Proceeds from the Sale of Credit Cards	1,831	-	-
Net Increase in Loans	(124,883)	(62,542)	(1,915)
Purchase of Premises and Equipment	(8,680)	(13,138)	(1,376)
Proceeds from the Sale of Other Assets	1,537	-	-
Proceeds from the Sale of Other Real Estate Owned	364	556	791
Cash and Cash Equivalents Acquired through Merger	-	45,616	-
Net Cash Used in Investing Activities	(543,061)	(233,432)	(25,379)
FINANCING ACTIVITIES			
Net Increase (Decrease) in Deposits	33,643	5,499	(394)
Net Increase (Decrease) in Repurchase Agreements	(1,907)	(2,113)	3,152
Proceeds from Long-Term Debt	526,827	92,300	73,000
Repayment of Long-Term Debt	(73,306)	(30,103)	-
Purchase of ESOP Shares	-	(16,161)	-
Purchase of Treasury Stock	(11,179)	-	-
Purchase of Stock for the Management Recognition and Retention Plan	(13,281)	-	-
Proceeds from Issuance of Common Stock	-	196,261	-
Proceeds From the Exercise of Stock Options	1,288	311	-
Cash Dividends Paid	(4,428)	-	-
Net Cash Provided by Financing Activities	457,657	245,994	75,758
Increase (Decrease) in Cash and Cash Equivalents	(52,757)	52,684	34,449
Cash and Cash Equivalents January 1,	138,977	86,293	51,844
Cash and Cash Equivalents December 31,	$ 86,220	$ 138,977	$ 86,293
Supplemental Disclosure of Cash Flow Information			
Cash Paid During the Year for			
Income Taxes	$ 3,300	$ 3,075	$ 4,075
Interest	$ 30,853	$ 14,882	$ 26,344
Supplemental Disclosure of Non-cash Activities			
Mortgage Loan Securitizations	$ -	$ 47,251	$ 115,335
Reclassification of Loans Receivable to Other Real Estate Owned	$ 191	$ 473	$ 998

See accompanying notes to interim consolidated financial statements.

KNBT BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - ORGANIZATION

KNBT Bancorp, Inc. ("KNBT" or the "Company") is a Pennsylvania corporation and registered bank holding company organized in 2003. KNBT's business consists primarily of being the parent holding company for Keystone Nazareth Bank & Trust Company, a Pennsylvania-chartered savings bank. Keystone Nazareth Bank & Trust Company (the "Bank") is the stock-form successor to Keystone Savings Bank upon the mutual-to-stock conversion of Keystone Savings Bank, which was completed on October 31, 2003. Concurrently with the mutual-to-stock conversion, KNBT acquired, through a merger, First Colonial Group, Inc. ("First Colonial"), the parent bank holding company for Nazareth National Bank and Trust Company ("Nazareth National Bank"). In connection with the acquisition of First Colonial, Nazareth National Bank and Trust Company was merged into the Bank. At December 31, 2004, the Bank operated 41 banking offices with 19 located in Northampton County, Pennsylvania, 16 in Lehigh County, Pennsylvania, five in Monroe County, Pennsylvania and one in Carbon County, Pennsylvania. The Bank's office network includes 14 full service in-store supermarket branch offices. The Bank has ATMs in all but one of its facilities and also maintains seven off-site ATMs.

The Bank competes with other banking and financial institutions in its primary market communities, including financial institutions with resources substantially greater than its own. Commercial banks, savings banks, savings and loan associations, credit unions and money market funds actively compete for savings and time deposits and for various types of loans. Such institutions, as well as consumer finance and insurance companies, may be considered competitors of the Bank with respect to one or more of the services it renders.

KNBT and the Bank are subject to regulations of certain state and Federal agencies and, accordingly, they are periodically examined by those regulatory agencies. As a consequence of the extensive regulation of commercial banking activities, the Bank's business is particularly susceptible to being affected by state and Federal legislation and regulation, which may have the effect of increasing the cost of doing business.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. *Basis of Financial Statement Presentation*

The accounting and reporting policies of KNBT conform to accounting principles generally accepted in the United States of America and predominant practices within the banking industry. The accompanying consolidated financial statements include the accounts of KNBT and its wholly owned subsidiaries, the Bank, Inv. I, Inv. II, the Bank's wholly owned subsidiaries KLVI, Traditions Settlement Services, and KNBT Securities.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the balance sheets and revenues and expenditures for the periods. Therefore, actual results could differ significantly from those estimates.

The principal estimates that are particularly susceptible to significant change in the near term relate to the allowance for loan losses and the evaluation of impairment of goodwill. The evaluation of the adequacy of the allowance for loan losses includes an analysis of the individual loans and overall risk characteristics and size of the different loan portfolios, and takes into consideration current economic and market conditions, the capability of specific borrowers to pay specific loan obligations, as well as current loan collateral values. However, actual losses on specific loans, which also are encompassed in the analysis, may vary from estimated losses.

2. *Cash and Cash Equivalents*

For reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits with banks. The Company maintains cash deposits in other depository institutions that occasionally exceed the amount of deposit insurance available. Management periodically assesses the financial condition of these institutions and believes that the risk of any possible credit loss is minimal. Interest-bearing deposits in other financial institutions consist of short-term investments generally having maturities of less than 30 days.

3. *Investment Securities*

KNBT accounts for its investment securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". This standard requires, among other things, that debt and equity securities, classified as held-to-maturity, are accounted for at cost, adjusted for amortization of premiums and accretion of discount, using the constant yield method, based on KNBT's intent and ability to hold the securities until maturity. All other securities are included in the available-for-sale category and are reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of tax, as a component of shareholders' equity. At the time of purchase, KNBT makes a determination as to whether or not it will hold the securities to maturity, based on an evaluation of the probability of future events. Securities that KNBT believes may be involved in interest rate risk, liquidity or other asset/liability management decisions, which might reasonably result in such securities not being held to maturity, are classified as available for sale. If securities are sold, a gain or loss is determined by specific identification and reflected in the operating results in the period the trade occurs.

KNBT follows SFAS No. 133 as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 133, as amended requires that entities recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. KNBT did not have any derivative instruments as of December 31, 2004 and 2003.

KNBT adopted EITF 03-1, "The Meaning of Other than Temporary Impairment and Its Application to Certain Investments" as of December 31, 2003. EITF 03-1 includes certain disclosures regarding quantitative and qualitative disclosures for investment securities accounted for under SFAS No. 115 that are impaired at the balance sheet date, but an other-than-temporary impairment has not been recognized. The disclosures under EITF 03-1 are included.

4. *Mortgage Loans Held-for-Sale*

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or estimated fair value. Gains and losses on the sales of loans are also accounted for in accordance with SFAS No. 134, "Accounting for Mortgage Securities Retained after the Securitizations of Mortgage Loans Held-for-Sale by a Mortgage Banking Enterprise". This statement requires that an entity engaged in mortgage banking activities classify the retained mortgage-backed security or other interest, which resulted from the securitization of a mortgage loan held-for-sale, based upon its ability and intent to sell or hold these investments.

KNBT follows SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which revised the standards for accounting for the securitizations and other transfers of financial assets and collateral. Transfers of financial assets for which KNBT has surrendered control of the financial assets are accounted for as sales to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. Retained interest in a sale or securitization of financial assets are measured at the date of transfer by allocating the previous carrying amount between the assets transferred and based on the relative estimated fair values. The fair values of retained debt securities are generally determined through reference to independent pricing information. The fair values of retained servicing rights and any other retained interests are determined based on the present value of expected future cash flows associated with those interests and by reference to market prices for similar assets.

KNBT adopted SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", on July 1, 2003. Implementation issue C13, "When a Loan Commitment Is Included in the Scope of Statement 133" is included in SFAS No. 149. SFAS No. 149 amends SFAS No. 133 to add a scope exception for borrowers (all commitments) and lenders (all commitments except those relating to mortgage loans that will be held-for-sale). Statement 149 also amends paragraph SFAS No. 133 to require a lender to account for loan commitments related to mortgage loans that will be held-for-sale as derivatives. KNBT periodically enters into commitments with its customers, which it intends to sell in the future. KNBT's commitments to extend credit for loans intended for resale were not material at December 31, 2004.

5. *Loans and Allowance for Loan Losses*

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the amount of unpaid principal and reduced by an allowance for loan losses. Interest on loans accrues and is credited to operations based upon the principal amounts outstanding. The allowance for loan losses is established through a provision for loan losses charged to operations. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely.

Interest is discontinued when, in the opinion of management, the collectibility of such interest becomes doubtful. A loan is generally classified as nonaccrual when the loan is 90 days or more delinquent. Loan origination fees and certain direct origination costs are deferred and amortized over the life of the related loans as an adjustment to the yield on loans receivable in a manner which approximates the interest method.

The allowance for loan losses is maintained at an amount management deems adequate to cover estimated losses. In determining the level to be maintained, management evaluates many factors, including current economic trends, industry experience, historical loss experience, industry loan concentrations, the borrowers' ability to repay and repayment performance, and estimated collateral values. In the opinion of management, the allowance at December 31, 2004, was adequate to absorb future loan losses which are foreseeable and reasonably estimable. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary based on changes in economic conditions or any of the other factors used in management's determination. In addition, various regulatory agencies, as an integral part of their examination process, periodically review KNBT's allowance for losses on loans. Such agencies may require KNBT to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Charge-offs to the allowance are made when the loan is transferred to real estate owned or some other determination of impairment is made.

KNBT accounts for its impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors of a Loan – Income Recognition and Disclosures." This standard requires that a creditor measure impairment based on the present value of expected future cash flows discounted at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Regardless of the measurement method, a creditor must measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable.

FASB Interpretation FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", requires certain disclosures effective for the year ended December 31, 2002 regarding the nature of the guarantee, the maximum potential amount of future payments that the guarantor could be required to make under the guarantee, and the current amount of the liability, if any, for the guarantor's obligations under the guarantee. Significant guarantees that have been entered into by KNBT include standby and performance letters of credit. The adoption of FIN No. 45 did not have a material impact on the consolidated financial statements.

In October 2003, the AICPA issued SOP 03-3, "Accounting for Loans or Certain Debt Securities Acquired in a Transfer". SOP 03-3 applies to a loan with the evidence of deterioration of credit quality since origination acquired by completion of a transfer for which it is probable at acquisition, that the Bank will be unable to collect all contractually required payments receivable. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 31, 2004. SOP 03-3 did not have a material affect on KNBT's consolidated financial position or results of operations.

6. *Premises and Equipment*

Premises and equipment are carried at cost less accumulated depreciation, and include expenditures for new facilities, major betterments and renewals. Expenditures of maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method based upon the estimated useful lives of the related assets.

On January 1, 2002, KNBT adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 retains the existing requirements to recognize and measure the impairment of long-lived assets to be held and used or to be disposed of by sale. The adoption of this statement did not have an impact on the financial condition or results of operations of the Company.

7. *Other Real Estate Owned*

Real estate acquired through foreclosure is classified as other real estate owned ("OREO"). OREO is carried at the lower of cost (lesser of carrying value of the loan or fair value at date of acquisition) or fair value less estimated costs to sell. Any reductions in value, at or prior to the dates the real estate is considered foreclosed, is charged to the allowance for loan losses. Any subsequent reductions in value are charged through earnings. Costs relating to the development or improvement of the property are capitalized; holding costs are charged to expense.

8. *Goodwill and Intangible Assets*

KNBT adopted SFAS No. 142, "Goodwill and Intangible Assets", on January 1, 2002. This statement modifies the accounting for all purchased goodwill and intangible assets. SFAS No. 142 includes requirements to test goodwill and indefinite lived intangible assets for impairment rather than amortize them. Goodwill is subject to impairment testing at least annually to determine whether write-downs of the recorded balances are necessary. In this testing, KNBT employs industry practices in accordance with GAAP. KNBT tests for impairment as of September 30 each year. KNBT has tested the goodwill included on its consolidated balance sheet as of September 30, 2004 and has determined that it was not impaired as of such date.

Intangible assets are comprised of core deposit intangibles and goodwill acquired in business combinations. KNBT's goodwill of $34.9 million primarily is the result of its acquisition of First Colonial in October 2003. Additional goodwill of $531,000 was recorded as a result of the acquisition of Oakwood on September 28, 2004. The balance of goodwill at December 31, 2004 and 2003 was $35.3 million and $29.2 million, respectively. Core deposit intangibles of $14.9 million (net of accumulated amortization of $2.6 million) at December 31, 2004 and $17.1 million at December 31, 2003 are being amortized over the estimated useful lives of the existing deposit base of 8 years using a method, which approximates the interest method. Amortization expense was $2.2 million are $364,000 for the years ended December 31, 2004 and 2003, respectively.

9. *Income Taxes*

Under the liability method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these temporary differences are estimated to reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities.

10. *Advertising*

The Company expenses advertising costs as incurred.

11. *Stock Based Compensation*

Stock Option Plans

KNBT maintains the 2004 Stock Option Plan adopted by its stockholders at the 2004 annual meeting, as well as the stock option plans previously maintained by First Colonial acquired as a part of the acquisition of First Colonial in October 2003. KNBT's stock option plans are currently accounted for under Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation." This standard contains a fair value-based method for valuing stock-based compensation, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, the standard permits entities to continue accounting for employee stock options and similar instruments under APB Opinion No. 25. Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied. Except as discussed in Note L, KNBT has elected to account for options, in accordance with APB Opinion No. 25.

The following table illustrates the effect on net income and earnings per share if KNBT had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

	For the Year Ended December 31, 2004	
	(dollars in thousands except per share data)	
Net Income as reported	$	17,606
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects		16
Less: Stock-based compensation cost determined under fair value method for all awards, net of related tax effects		369
Pro forma	$	17,253
Earnings per share (diluted)		
As reported	$	0.60
Pro forma	$	0.59
Earnings per share (basic)		
As reported	$	0.61
Pro forma	$	0.59

Management Recognition and Retention Plan

The MRRP, which is a stock-based incentive plan, provides the ability to award up to 808,047 shares of the Company's common stock, subject to adjustment, to the Company's directors, advisory directors, officers and employees. The terms of the grants made to date provide that the shares covered by the MRRP are earned by the participants at the rate of 20% per year. Compensation expense for this plan is being recorded over the vested period or a 60-month period and is based on the market value of the Company's stock as of the date the awards were made. The Company, for the benefit of the MRRP Trust, purchased 808,047 shares of KNBT common stock at an average price of $16.44 per share, which is shown as reduction of additional paid-in-capital. The remaining unamortized cost of the MRRP shares acquired to date is reflected as a reduction in shareholders' equity.

12. *Employee Benefit Plans*

KNBT has certain employee benefit plans covering substantially all employees. KNBT expenses such costs as incurred. KNBT follows SFAS No. 132, as revised in December 2003, "Employers' Disclosures about Pensions and Other Post-retirement Benefits". SFAS No. 132 revised employers' disclosures about pension and other post-retirement benefit plans. It requires additional information about changes in the benefit obligation and the fair values of plan assets. It also standardized the requirements for pensions and other postretirement benefit plans to the extent possible, and illustrates combined formats for the presentation of pension plan and other post-retirement benefit plan disclosures.

In November 2003, KNBT established an Employee Stock Ownership Plan ("ESOP") covering all eligible employees as defined by the ESOP. The ESOP is a tax-qualified plan designed to invest primarily in KNBT's common stock that provides employees with the opportunity to receive a KNBT-funded retirement benefit based primarily on the value of KNBT's common stock. KNBT accounts for its ESOP in accordance with Statement of Position ("SOP") 93-6, "Employer's Accounting for Employee Stock Ownership Plans", issued by the Accounting Standards Division of the American Institute of Certified Public Accountants ("AICPA").

To purchase KNBT's common stock, the ESOP borrowed $16.1 million from KNBT to purchase 949,845 shares of KNBT common stock in the market. The ESOP loan is being repaid principally from the Bank's contributions to the ESOP over a period of up to 30 years. Dividends declared on common stock held by the ESOP and not allocated to the account of a participant can be used to repay the loan. Compensation expense is recognized in accordance with SOP 93-6. The number of shares released annually is based upon the ratio that the current principal and interest payment bears to the current and all remaining scheduled future principal and interest payments.

All shares that have not been released for allocation to participants are held in a suspense account by the ESOP for future allocation as the loan is repaid. Unallocated common stock purchased by the ESOP is recorded as a reduction of shareholders' equity at cost.

13. *Bank Owned Life Insurance ("BOLI")*

KNBT has purchased BOLI. BOLI involves the purchasing of life insurance by the corporation on a chosen group of employees. The proceeds are used to help defray employee benefit costs. KNBT is the owner and beneficiary of the policies. The Company originally invested $20.0 million in BOLI in 2001 and made additional BOLI investments of $4.0 million in 2002 and $30.0 million in 2003. BOLI is recorded on the consolidated balance sheets at its cash surrender value and changes in the cash surrender value are recorded in non-interest income. BOLI income is tax-exempt.

14. *Trust Assets and Revenue*

Assets held by the Trust Department of the Bank in fiduciary or agency capacities for its customers are not included in the accompanying consolidated balance sheets since such assets are not assets of KNBT. Operating revenue and expenses of the Trust Department are included under their respective captions in the accompanying consolidated statements of income and are recorded on the accrual basis.

15. *Per Share Information*

KNBT follows the provisions of SFAS No. 128, "Earnings Per Share". Basic earnings per share exclude dilution and is computed by dividing income available to common stockholders by the weighted-average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock. Earnings per share were not meaningful in 2003 since KNBT did not complete its initial public offering until October 31, 2003.

Basic and diluted earnings per share for the year ended December 31, 2004 were calculated as follows:

	Net Income (numerator)	Average Shares (denominator)	Per Share Amount
		(dollars in thousands)	
Basic Earnings Per Share			
Income Available to Common Shareholders	$ 17,606	29,060,702	$ 0.61
Effect of Dilutive Securities			
Stock Options		416,888	
Management Recognition and Retention Plan		89,793	
Total Effect of Dilutive Securities		506,681	$ (0.01)
Diluted Earnings Per Share			
Income Available to Common Shareholders plus Assumed Exercise of Options	$ 17,606	29,567,383	$ 0.60

Common stock outstanding at December 31, 2004 for the purpose of calculating basic earnings per share does not include 892,521 unallocated shares held by the ESOP.

Unearned MRRP shares and MRRP shares not subject to grant are not considered to be outstanding for basic earnings per share calculations. At December 31, 2004, unearned MRRP shares totaled 629,500 and uncommitted MRRP shares totaled 178,547.

16. *Financial Instruments*

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires KNBT to disclose the estimated fair value of their assets and liabilities considered to be financial instruments. Financial instruments requiring disclosure consist primarily of cash and cash equivalents, investment securities, loans, deposits and borrowings.

17. *Segment Information*

"SFAS" No. 131, "Disclosures About Segments of an Enterprise and Related Information," defines how operating segments are determined and requires disclosures of certain financial and descriptive information about KNBT's operating segments. Management has determined that KNBT has one operating segment and, accordingly, one reportable segment, "Community Banking." All of KNBT's activities are interrelated, and each activity is dependent and assessed based on how each of the activities of KNBT supports the others. For example, consumer and residential mortgage lending is dependent upon the ability of KNBT to fund itself with retail deposits and other borrowings and to manage interest rate and credit risk. All significant operating decisions are based upon analysis of KNBT as one operating segment.

18. *Comprehensive Income*

SFAS No. 130, "Reporting Comprehensive Income," includes net income as well as certain other items, which result in a change to equity during the period.

The income tax effects allocated to comprehensive income for the years ended December 31, 2004, 2003 and 2002 were as follows:

	Before tax amount	Tax benefit (expense)	Net of tax amount
		(dollars in thousands)	
Year ended December 31, 2004			
Unrealized Gains on Securities:			
Unrealized holding gains (losses) rising during period	$ (5,584)	$ 1,898	$ (3,686)
Less reclassification adjustment for net realized gains	(396)	(135)	(261)
Other comprehensive income (loss), net	$ (5,980)	$ 2,033	$ (3,947)
Year ended December 31, 2003			
Unrealized Gains on Securities:			
Unrealized holding gains (losses) rising during period	$ 2,162	$ (734)	$ 1,428
Less reclassification adjustment for net realized gains	249	85	164
Other comprehensive income (loss), net	$ 2,411	$ (819)	$ 1,592
Year ended December 31, 2002			
Unrealized Gains on Securities:			
Unrealized holding gains (losses) rising during period	$ 6,266	$ (2,222)	$ 4,044
Less reclassification adjustment for net realized gains	(1,202)	(409)	(793)
Other comprehensive income (loss), net	$ 5,064	$ (1,813)	$ 3,251

19. *Statement of Cash Flows*

KNBT considers cash, due from banks and Federal funds sold as cash equivalents for the purposes of the Consolidated Statement of Cash Flows.

20. *Variable Interest Entities*

In January 2003, FASB Interpretation FIN No. 46, "Consolidation of Variable Interest Entities", was issued. FIN 46 clarifies the application of Accounting Research Bulletin 51, "Consolidated Financial Statements", to certain entities in which voting rights are not effective in identifying the investor with the controlling financial interest. An entity is subject to consolidation under FIN 46 if the investors either do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support, are unable to direct the entity's activities, or are not exposed to the entity's losses or entitled to its residual returns ("variable interest entities"). Variable interest entities within the scope of FIN 46 were required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity's expected losses, receives a majority of its expected returns, or both.

Management has determined that The First Colonial Statutory Trust I ("Trust I"), which was created by First Colonial and acquired by KNBT in the merger with First Colonial, qualifies as a variable interest entity under FIN 46. Trust I issued mandatorily redeemable preferred stock in July 2002 to investors and purchased subordinated debt issued by First Colonial. Trust I is included in KNBT's consolidated balance sheet and statements of operations as of and for the year ended December 31, 2003 and 2004. Subsequent to the issuance of FIN 46 in January 2003, the FASB issued a revised interpretation, FIN 46(R), the provisions of which had to be applied to certain variable interest entities by March 31, 2004.

KNBT adopted the provisions under the revised interpretation in the first quarter of 2004. Accordingly, KNBT ceased consolidating Trust I as of March 31, 2004. FIN 46(R) precludes consideration of the call option embedded in the preferred stock when determining if KNBT has the right to a majority of Trust I's expected residual returns. The deconsolidation resulted in the investment in the common stock of Trust I to be included in other assets as of March 31, 2004 and the corresponding increase in outstanding debt of $464,000. In addition, the income received on KNBT's common stock investment is included in other income. The adoption of FIN 46(R) had no material impact on the financial position or results of operation. The banking regulatory agencies have issued no guidance that would change the regulatory capital treatment for the trust-preferred securities issued by Trust I based on the adoption of FIN 46(R). The Federal Reserve Board has issued proposed guidance on the regulatory capital treatment for the trust preferred securities issued by KNBT as a result of the adoption of FIN 46(R). The proposed rule would retain the current maximum percentage of total capital permitted for trust preferred securities at 25%, but would enact other changes to the rules governing trust preferred securities that affect their use as part of the collection of entities known as "restricted core capital elements". The rule would take effect March 31, 2007; however, a three-year transition period starting March 31, 2004 and leading up to that date would allow bank holding companies to continue to count trust preferred securities as Tier I capital after applying FIN 46(R). Management has evaluated the effects of the proposed rule and does not anticipate a material impact on its capital ratios when the proposed rule is finalized.

21. *Reclassifications*

Certain reclassifications of prior years' amounts have been made to conform to the 2004 presentation.

NOTE C - CONVERSION AND ACQUISITION

First Colonial

The mutual-to-stock conversion of Keystone Savings Bank coincided with the completion of the initial public offering of KNBT. KNBT sold approximately 20.2 million shares of its common stock for aggregate proceeds of $202.0 million to subscribers in its offering, contributed approximately 1.6 million shares of common stock to the Keystone Nazareth Charitable Foundation and issued, as discussed below, approximately 8.5 million shares to former stockholders of First Colonial in exchange for their shares of First Colonial common stock.

On October 31, 2003, KNBT and the Bank completed mergers with First Colonial and its subsidiary Nazareth National Bank, respectively. Under the terms of the merger agreement, which was the result of arms-length negotiation, each of the shares of First Colonial common stock was exchanged for 3.7 shares of KNBT common stock for a total issuance of 8,545,855 shares of common stock. First Colonial stock options outstanding at the date of its acquisition were converted into 808,157 options to purchase KNBT common stock and were fully vested at the time of the completion of the merger. The transaction was accounted for under the purchase method of accounting. The acquisition resulted in the recording of an aggregate of approximately $45.9 million of goodwill and other intangible assets. The transaction was accounted for under the purchase method of accounting and KNBT's results of operations include that of First Colonial from October 31, 2003 (date of acquisition) through December 31, 2003.

The following condensed consolidated balance sheet of First Colonial discloses the amounts assigned to each major asset and liability caption on the acquisition date of October 31, 2003.

		(dollars in thousands)
Assets		
Cash and due from banks	$	45,616
Investment securities		271,784
Net loans		272,270
Fair value allocated to premises and equipment		4,408
Goodwill and core deposit intangible asset		46,442
Other assets		26,368
Total assets	$	666,888
Liabilities		
Total deposits		(512,086)
Borrowings		(64,215)
Other liabilities		(5,128)
Total liabilities assumed		(581,429)
Net assets acquired	$	85,459

The following represents the unaudited pro forma financial information of KNBT as if the acquisition occurred on the first date of the periods indicated. The pro forma information should be read in conjunction with the related historical information and is not necessarily indicative of the results that would have been attained had the transaction actually taken place.

	Year ended December 31,		
	2003	2002	2001
	(dollars in thousands)		
Interest Income	$ 83,713	$ 89,009	$ 90,528
Interest Expense	33,896	38,826	48,033
Net Interest Income	49,817	50,183	42,495
Provision for Loan Losses	4,001	1,652	971
Non-interest Income	14,761	15,721	10,620
Non-Interest Expense	77,911	43,834	37,671
Net (Loss) Income	$ (9,901)	$ 20,333	$ 10,339

Oakwood Financial Corp.

On November 11, 2004, KNBT acquired Oakwood Financial Corp. ("Oakwood"), a full-service brokerage firm based in Allentown, PA, for $650,000. KNBT acquired $121,000 in assets and recorded $531,000 of goodwill. The merger transaction was accounted for under the purchase method of accounting. KNBT's results of operations include the operations acquired from Oakwood for the period November 11, 2004 through December 31, 2004.

Oakwood provides a full menu of securities brokerage, insurance and investment advisory products and services. Oakwood is a wholly owned subsidiary of the Bank and now operates as KNBT Securities Inc. This purchase augments the Bank's offering of investment and insurance products offered to its customers in branch offices.

Northeast Pennsylvania Financial Corp.

On December 8, 2004, KNBT entered into an Agreement and Plan of Merger dated December 8, 2004 (the "Merger Agreement") with Northeast Pennsylvania Financial Corp., a Delaware corporation ("NEPF"), which sets forth the terms and conditions under which NEPF will merge with and into KNBT (the "Merger").

Under the terms of the Merger Agreement, NEPF's shareholders may elect to receive either $23.00 of KNBT common stock or $23.00 in cash in exchange for their shares of NEPF common stock, subject to an overall requirement that 50% of the total outstanding NEPF common stock be exchanged for KNBT common stock and 50% for cash. The stock component of the merger consideration will be valued at $23.00 per share based on the average market price of KNBT common stock during the 20-trading day period ending on the fifth business day prior to the Merger. The total cost of the transaction is expected to be approximately $98.0 million.

In addition, each director of NEPF entered into a Shareholder Agreement with KNBT, pursuant to which each such person agreed, among other things, to vote his or her shares of NEPF common stock in favor of the Merger Agreement at a meeting of shareholders of NEPF which has been called to consider and approve the Merger Agreement.

The transaction is expected to close during the second quarter of 2005. It is subject to a number of customary conditions, including, but not limited to, (a) the approval of the Merger Agreement by shareholders of NEPF and (b) the receipt of all required regulatory approvals by applicable Federal and State regulatory agencies.

Caruso Benefits Group Inc.

On February 28, 2005, KNBT announced the purchase of Caruso Benefits Group, Inc. ("Caruso"), a benefits management firm based in Bethlehem, Pennsylvania.

Caruso specializes in benefits management with an emphasis on group medical, life and disability. Under the terms of the definitive agreement, KNBT will acquire all of the capital stock of Caruso for a purchase price of $28 million in cash of which $20 million will be paid a time of closing and $8 million will be payable over a three-year period, subject to Caruso maintaining certain levels of profitability.

Upon completion of the transaction, Caruso will operate as a wholly owned subsidiary of the Bank. The acquisition is subject to customary conditions including receipt of all required regulatory approvals and is expected to close in the second quarter of 2005.

NOTE D – INVESTMENT SECURITIES

The amortized cost, unrealized gains and losses, and fair value of KNBT's investment securities held-to-maturity and available-for-sale are as follows:

	At December 31, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(dollars in thousands)			
Held to maturity:				
Obligations of states and political subdivisions	$ 5,510	$ 39	$ (4)	$ 5,545
Mortgaged-backed securities				
FNMA	25,893	100	-	25,993
CMOs	25,183	313		25,496
Total mortgage-backed securities	51,076	413	-	51,489
Total held to maturity	56,586	452	(4)	57,034
Available for sale:				
U.S. Government and agencies	174,864	1,562	(777)	175,649
Obligations of states and political subdivisions	104,476	2,249	(151)	106,574
Asset-managed funds	4,904	-	(93)	4,811
Federated Liquid Cash Trust	35	-	-	35
Mortgaged-backed securities				
GNMA	1,416	44	-	1,460
FHLMC	104,476	524	(346)	104,654
FNMA	308,923	2,975	(1,257)	310,641
CMOs	277,485	522	(2,125)	275,882
Total mortgage backed securities	692,300	4,065	(3,728)	692,637
Corporate and other debt securities	9,029	168	-	9,197
Equity securities	67,914	1,093	(801)	68,206
Total available for sale	1,053,522	9,137	(5,550)	1,057,109
Total investment securities	$ 1,110,108	$ 9,589	$ (5,554)	$ 1,114,143

The amortized cost and fair value of KNBT's investment and mortgage-backed securities available-for-sale at December 31, 2003, by contractual maturity, are shown below. No securities were held to maturity as such date.

	At December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(dollars in thousands)			
U. S. Government and agencies	$ 118,037	$ 2,442	$ (99)	$ 120,380
Obligations of states and political subdivisions	112,228	3,584	(157)	115,655
Mortgage-backed securities				
GNMA	2,124	14	-	2,138
FHLMC	83,737	1,016	(768)	83,985
FNMA	224,802	5,597	(2,861)	227,538
CMOs	150,645	628	(576)	150,697
Total mortgaged-backed securities	461,308	7,255	(4,205)	464,358
Corporate and other debt securities	15,068	569	-	15,637
ARM fund	4,939	-	(59)	4,880
Equity securities	12,939	272	(34)	13,177
Total investment securities	$ 724,519	$ 14,122	$ (4,554)	$ 734,087

The amortized cost and fair value of KNBT's investment and mortgage-backed securities held-to-maturity and available-for-sale at December 31, 2004, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	At December 31, 2004	
	Amortized Cost	Fair Value
	(dollars in thousands)	
Held to maturity		
Investment securities		
Due in one year or less	$ -	$ -
Due after one year through five years	-	-
Due after five years through ten years	-	-
Due after ten years	5,510	5,545
Total investment securities held to maturity	5,510	5,545
Mortgage-backed securities	51,076	51,489
Asset managed funds	-	-
Equity securities	-	-
Total held to maturity	56,586	57,034
Available for sale		
Investment securities		
Due in one year or less	3,996	4,009
Due after one year through five years	84,408	84,243
Due after five years through ten years	101,793	102,374
Due after ten years	98,172	100,794
Total investment securities available for sale	288,369	291,420
Mortgage-backed securities	692,300	692,637
Asset managed funds	4,939	4,846
Equity securities	67,914	68,206
Total available for sale	1,053,522	1,057,109
Total investment securities	$ 1,110,108	$ 1,114,143

Gross gains of $409,000 and losses of $14,000 were realized on sales of investment securities classified as available-for-sale during the year ended December 31, 2004. Gross gains of $146,000 and losses of $395,000 were realized on sales of investment securities classified as available-for-sale for the year ended December 31, 2003. Gross gains of $1.2 million were realized on sales of investment securities classified as available-for-sale for the year ended December 2002. There were no gross losses realized on the sale of investment securities in 2002.

As of December 31, 2004 and 2003, FHLB securities having a book value of $337.9 million and $63.8 million were pledged to secure public deposits, outstanding advances and for other purposes as required by law.

The table below indicates the length of time individual securities have been in a continuous unrealized loss position at December 31, 2004.

Description of Securities	Less than 12 Months Fair Value	Less than 12 Months Unrealized Losses	12 Months or Longer Fair Value	12 Months or Longer Unrealized Losses	Total Fair Value	Total Unrealized Losses
	(dollars in thousands)					
U.S. Government and agencies	$ 82,624	$ (777)	$ -	$ -	$ 82,624	$ (777)
Obligations of states and political subdivisions	16,240	(37)	7,511	(118)	23,751	(155)
Mortgage-backed securities	343,852	(3,411)	25,870	(318)	369,722	(3,729)
Corporate debt securities	19,956	(69)	-	-	19,956	(69)
Subtotal, debt securities	462,672	(4,293)	33,381	(436)	496,053	(4,729)
ARM funds	-	-	4,811	(93)	4,811	(93)
Equity securities	2,950	(327)	5,352	(405)	8,302	(732)
Total temporarily impaired securities	$ 465,622	$ (4,620)	$ 43,544	$ (935)	$ 509,166	$ (5,554)

Management has reviewed the securities listed in the above table and believes all unrealized losses to be temporary. The unrealized losses are due primarily to changes in market interest rates and other temporary changes in market conditions. As of December 31, 2004, KNBT held 648 different securities of which 181 were in an unrealized loss position.

NOTE E – LOANS

A summary of KNBT's loans receivable is as follows:

	At December 31, 2004	At December 31, 2003
	(dollars in thousands)	
Real Estate		
Residential	$ 326,552	$ 346,221
Construction	106,361	112,684
Commercial	231,132	156,563
Total real estate	664,045	615,468
Consumer loans	297,935	265,541
Commercial (non real estate)	50,691	38,978
States and political subdivisions	1,170	2,334
Total gross loans	1,013,841	922,321
Less:		
Mortgage loans held-for-sale	(718)	(4,677)
Undisbursed portion of construction loans in process (1)	-	(27,099)
Deferred fees (costs)	79	(469)
Total loans	1,013,202	890,076
Less: Allowance for loan losses	(10,461)	(7,910)
Total net loans	$ 1,002,741	$ 882,166

(1) For the years 2003 and prior, KNBT's core processing system included the undisbursed portion of construction loans in process. Total loans had to be reduced by this number in order to calculate net loans. For the year 2004, KNBT's new core processing system no longer includes the undisbursed amount in loan totals. Loans in process at December 31, 2004 equaled $36.9 million.

The Bank makes loans to its directors and executive officers. These loans were made in the ordinary course of business and on substantially the same terms and conditions as those with other borrowers.

An analysis of the 2004 activity of these loans follows:

	(dollars in thousands)	
Balance, January 1, 2004	$	3,486
New loans		152
Repayments		(1,533)
Balance, December 31, 2004	$	2,105

KNBT's non-performing loans are as follows:

	At December 31,					
	2004		2003		2002	
	(dollars in thousands)					
Non-accrual loans	$	4,544	$	1,720	$	2,197
Accruing loans 90 days or more past due		511		405		298
Total non-performing loans	$	5,055	$	2,125	$	2,495
Interest income not recognized on non-accrual loans	$	125	$	50	$	66

KNBT's recorded investment in impaired loans was $424,000 at December 31, 2004 and $217,000 at December 31, 2003. KNBT did not have any impaired loans at December 31, 2002. The valuation allowance for loan losses related to impaired loans is a part of the allowance for loan losses and was $61,000 at December 31, 2004 and $33,000 at December 31, 2003. The average impaired loan balance for the year ended December 31, 2004 was $446,000 compared with $217,000 for the year ended December 31, 2003. KNBT received principal payments of $64,000 on impaired loans in 2004. Income on impaired loans is recognized by KNBT on a cash basis. KNBT did not recognized any income on impaired loans in 2004 and recognized income of approximately $34,000 on impaired loans in 2003. There were no principal payments and no income recognized on impaired loans in 2002.

Activity in the allowance for loan losses is as follows:

	At December 31,					
	2004		2003		2002	
	(dollars in thousands)					
Allowance for loan losses, beginning of period	$	7,910	$	2,927	$	3,386
Allowance acquired from merger with First Colonial		-		3,548		-
Provision for loan losses		4,308		2,951		111
Loans charged-off		(2,012)		(1,603)		(623)
Recoveries of loans previously charged-off		255		87		53
Balance, end of year	$	10,461	$	7,910	$	2,927

NOTE F – PREMISES AND EQUIPMENT

KNBT's premises and equipment are summarized as follows:

	Estimated useful lives	At December 31, 2004	At December 31, 2003
		(dollars in thousands)	
Land	Indefinite	$ 3,608	$ 3,624
Buildings and leasehold improvements	30-50 years	28,469	25,923
Furniture and fixtures	3-10 years	22,102	16,279
Purchase accounting adjusment	20 years	4,184	4,379
		58,363	50,205
Less accumulated depreciation and amortization		(17,573)	(14,338)
		$ 40,790	$ 35,867

Construction in process of approximately $600,000 for December 31, 2004 is included in the balances in the above table and will not be depreciated until the property is put in service.

Depreciation expense was $3.6 million, $1.8 million and $1.3 million for the years ended December 31, 2004, 2003 and 2002. As a result of the merger with First Colonial, the premises and equipment of First Colonial were marked to fair value, which resulted in an intangible amount of $4.4 million. Amortization of $195,000 and $29,000 of this intangible asset was recorded for the year ended December 31, 2004 and 2003, respectively. The intangible related to the buildings and leasehold improvements is being amortized over a 20-year period.

NOTE G – ASSET SECURITIZATIONS AND CAPITALIZED SERVICING ASSETS

1. Asset Securitization

During 2004, KNBT did not securitize any loans. In 2003, KNBT securitized approximately $47.3 million of one-to four-family residential mortgage loans in a guaranteed mortgage securitization with the Federal National Mortgage Association ("FNMA"). KNBT recognized no gain or loss on the transaction as it retained all of the resulting securities. All of the resulting securities were classified as investment securities available-for-sale. In 2002, KNBT securitized approximately $115.3 million of one-to four-family residential mortgage loans in a guaranteed mortgage securitization with the FNMA. KNBT sold $61.4 million to various investors and recognized a gain of $1.2 million on the transaction. The remaining $53.9 million of loans securitized were retained by KNBT and classified as investment securities available-for-sale. No gain or loss was recognized on the securities retained. KNBT retained the servicing rights on all of the loans securitized and allocated $736,000 of the carrying value of the loans to be treated as capitalized servicing assets.

At December 31, 2004, and December 31, 2003, KNBT's retained securities had an aggregate amortized cost of $32.0 million and $49.0 million, respectively, and an aggregate estimated fair value of $33.2 million and $50.8 million, respectively. The estimated fair values were obtained from independent pricing sources and management does not anticipate that a hypothetical adverse change from expected pricing assumptions would have a significant impact on the fair value of the subordinated debt. During the years ended December 31, 2004 and 2003, KNBT received $19.5 million and $46.1 million, respectively, in principal and interest payments on the retained securities and $103,000 and $106,000 in servicing fees from FNMA. At December 31, 2004, KNBT held $332.0 million of residential mortgage loans, $9.8 million of which were past due 30 days or more. KNBT had $41,000 in credit losses on residential real estate loans during the period ended December 31, 2004. At December 31, 2003, KNBT held $346.2 million of residential mortgage loans, $4.2 million of which were past due 30 days or more. KNBT had $92,000 in credit losses during the period ended December 31, 2003.

2. Capitalized Servicing Assets

Changes in capitalized servicing assets were as follows:

	Year ended December 31,		
	2004	2003	2002
	(dollars in thousands)		
Balance, beginning	$ 1,040	$ 911	$ 567
Acquired from First Colonial	-	662	-
Amortizations	(415)	(1,068)	(287)
Sales	813	416	1,020
Valuation allowance	-	119	(389)
Ending balance, net	$ 1,438	$ 1,040	$ 911

NOTE H – DEPOSITS

KNBT's deposits are as follows:

	At December 31,	
	2004	2003
	(dollars in thousands)	
Non-interest bearing deposits	$ 128,498	$ 117,270
Interest-bearing checking deposits	180,811	163,749
Savings and club deposits	210,257	221,176
Money market deposits	241,827	239,521
Time deposits	473,933	490,838
Time deposits of $100,000 or more	87,727	56,856
	$ 1,323,053	$ 1,289,410

Maturities of time deposits at December 31, 2004 are as follows:

	(dollars in thousands)
2005	$ 271,790
2006	144,291
2007	103,485
2008	18,116
2009	23,205
Thereafter	773
	$ 561,660

NOTE I – BORROWINGS

1. *FHLB Advances*

FHLB ("FHLB") advances at December 31, 2004 and December 31, 2003 totaled $660.7 million and $207.2 million, respectively. The advances are collateralized by FHLB stock and otherwise unencumbered qualified assets. The fair value of such collateral for these advances totaled approximately $1.1 billion at December 31, 2004 and $821.7 million at December 31, 2003. These advances had a weighted average interest rate of 3.30%, 4.21% and 4.69% for the years ended December 31, 2004, 2003 and 2002, respectively. Advances are made pursuant to several different credit programs offered from time to time by the FHLB.

The following table shows certain information regarding KNBT's FHLB advances:

FHLB Advances Due In	At December 31, 2004
	(dollars in thousands)
2005	$ 137,005
2006	123,364
2007	157,682
2008	56,949
2009	115,168
2010 and thereafter	70,506
Total	$ 660,674

	At or For the Year Ended December 31,		
	2004	2003	2002
	(dollars in thousands)		
Average balance outstanding	$ 425,167	$ 114,520	$ 67,358
Maximum amount outstanding at any month-end during the period	$ 664,228	$ 207,153	$ 113,500
Balance outstanding at end of period	$ 660,674	$ 207,153	$ 113,500
Average interest rate during the period	3.37%	4.21%	4.69%
Weighted average interest rate at end of period	3.30%	4.11%	4.40%

2. *Securities Sold Under Agreements to Repurchase*

KNBT, pursuant to a designated cash management agreement, utilizes securities sold under agreements to repurchase as vehicles for customers' sweep and term investment products. Securitizations under these cash management agreements are in U.S. Treasury and agency securities and obligations of states and political subdivisions securities.

These securities are held in a third party custodian's account, designated by KNBT under a written custodial agreement that explicitly recognizes KNBT's interest in the securities.

The details of securities sold under agreements to repurchase are as follows:

	At or For the Year Ended December 31,		
	2004	2003	2002
	(dollars in thousands)		
Average balance outstanding	$ 22,579	$ 11,931	$ 7,330
Maximum amount outstanding at any month-end during the period	$ 31,076	$ 29,010	$ 10,051
Balance outstanding at end of period	$ 22,643	$ 24,550	$ 8,904
Average interest rate during the period	0.75%	1.10%	2.09%
Weighted average interest rate at end of period	0.99%	0.64%	1.85%

3. *Guaranteed Preferred Beneficial Interest in KNBT's Subordinated Debenture.*

As a result of the merger with First Colonial, the Company also acquired Trust I and assumed its debt. Trust I is a wholly-owned Connecticut statutory business trust subsidiary of KNBT organized for the sole purpose of issuing trust preferred securities that are fully and unconditionally guaranteed by KNBT. On June 26, 2002, First Colonial issued $15.0 million of subordinated debentures to Trust I and Trust I issued $15.0 million in pooled trust preferred securities. The subordinated debentures are the sole asset of the Trust I. The trust preferred securities are classified as long-term debt for the financial statements, but are included as Tier I capital for regulatory purposes. The interest rate on this security (5.99% at December 31, 2004) is variable, adjusting quarterly at the three-month LIBOR rate plus 3.45%. The interest is payable quarterly. The trust preferred securities mature in June 2032, but may be redeemed in whole or in part beginning in June 2007 and may be redeemed at any time in the event that the deduction of related interest for federal income tax purposes is prohibited, treatment as Tier I capital is no longer permitted or certain other contingencies arise. The net proceeds of the trust preferred securities have been used to support the Company's growth and expansion and for other general corporate purposes.

NOTE J – INCOME TAXES

The components of KNBT's income taxes were as follows for the years ended:

	Year ended December 31,		
	2004	2003	2002
		(dollars in thousands)	
Current:			
Federal	$ 4,745	$ 1,249	$ 5,232
State	-	-	128
	4,745	1,249	5,360
Deferred:			
Federal	(79)	(6,513)	172
	$ 4,666	$ (5,264)	$ 3,326

The reconciliation of KNBT's tax computed at the statutory rate is as follows:

	Year ended December 31,		
	2004	2003	2002
		(dollars in thousands)	
Tax expense (benefit) at statutory rate of 35%	$ 7,795	$ (3,857)	$ 6,019
Increase (decrease) resulting from:			
Tax-exempt income	(3,156)	(1,565)	(1,036)
State tax expense, net federal benefit	-	-	84
Other, net	27	158	121
Income tax expense (benefit)	$ 4,666	$ (5,264)	$ 5,188

Deferred tax assets and liabilities consist of the following:

	At December 31,	
	2004	2003
	(dollars in thousands)	
Deferred tax assets:		
Deferred compensation	$ 1,584	$ 1,268
Allowance for loan losses	3,661	2,344
Investment acquisition adjustment		2,081
Charitable contribution	5,209	5,540
Other	1,165	584
	11,619	11,817
Deferred tax liabilities:		
Fixed assets	2555	2,057
Core deposit intangible	5230	5,995
Mortgage servicing rights	503	111
Unrealized gains on securities available-for-sale	1220	3,253
	9508	11,416
Net deferred tax (asset)	$ 2,111	$ 401

As a result of the acquisition of First Colonial, KNBT computed a deferred tax liability of $5.1 million and deferred tax liability of $1.5 million for the core deposit intangible and the step up of the fixed assets acquired, respectively. KNBT will not be required to recapture approximately $9.8 million of its tax bad debt reserve attributable to bad debt deductions taken prior to 1988 as long as the Bank continues to operate as a bank under federal tax law and does not use the reserve for any other purpose. In accordance with SFAS No. 109, KNBT has not recorded any deferred tax liability on this portion of its tax bad debt reserve. The tax that would be paid if KNBT ultimately was required to recapture that portion of the reserve would amount to approximately $3.4 million.

NOTE K – RETIREMENT PLANS

1. Defined Benefit Plans

KNBT participates in a multiple employer defined benefit pension plan, which covers substantially all employees with 1,000 hours of service during the plan year. Benefits are generally based on years of service and the highest average compensation of five consecutive years of employment. It is KNBT's policy to fund the amount that satisfies the statutory requirements under the Employee Retirement Income Security Act. KNBT's contributions to the multiple employee pension plan for the years ended December 31, 2004, 2003, and 2002 were approximately $139,000, $816,000 and $529,000, respectively. In October 2003, KNBT froze the future accrual of benefits under the defined benefit pension plan and ceased admission of any new participants. KNBT will continue to contribute to this plan for benefits accrued prior to October 2003.

2. *Defined Contribution Plan*

KNBT also has a 401(k) plan which covers substantially all employees. Employees may elect to defer 1% to 20% of their compensation per year. KNBT will match 50% of the contributions up to 6% of compensation per year. KNBT's contributions to the 401(k) plan totaled approximately $498,000, $306,000 and $222,000 for the years ended December 31, 2004, 2003, and 2002, respectively.

3. *Employee Stock Ownership Plan*

KNBT established an ESOP in November 2003 for all eligible employees as defined by the ESOP. KNBT accounts for its ESOP in accordance with SOP 93-6, "Employers' Accounting for Employee Stock Ownership Plans." The ESOP borrowed $16.1 million from KNBT which was used to purchase 949,845 shares of KNBT common stock in the market at an average price of $17.01 per share.

Under SOP 93-6, unearned ESOP shares are not considered outstanding and are shown as a reduction of shareholders' equity as unearned compensation. Dividends on unallocated ESOP shares are considered to be compensation expense. KNBT will recognize compensation cost equal to the fair value of the ESOP shares during the periods in which they become committed to be released. To the extent that the fair value of KNBT's ESOP shares differs from the cost of such shares, this differential is credited to equity. KNBT will receive a tax deduction equal to the cost of the shares released. As the loan is internally leveraged, the loan extended to the ESOP by KNBT is not reported as an asset nor is the debt of the ESOP shown as a liability. Dividends on allocated shares are expected to be used to pay the ESOP debt. The ESOP compensation expense for 2004 was $798,000 which is the fair value of the shares released in 2004 as provided by SOP 93-6. Dividends of $5,000 were paid in 2004 on ESOP shares held. ESOP compensation expense was $165,000 for 2003. At December 31, 2004, the ESOP had a total of 949,845 shares of KNBT common stock, of which 892,521 were unallocated and 57,324 were allocated. At December 31, 2003, ESOP has a total of 949,845 shares of KNBT stock of which 940,122 were unallocated and 9,723 were allocated. At December 31, 2004, the fair value of the unreleased ESOP shares, using the closing quoted market price of $16.90 per share at year-end, was approximately $15.1 million.

4. *Post-Retirement Benefit*

KNBT, as a part of the merger, assumed First Colonial's post-retirement benefit plan that covers certain First Colonial retired employees. This plan generally provides medical insurance benefits to a group of previously qualified retirees and spouses who were 60 years of age or older on January 1, 1992 and who have retired after attaining age 65. This plan is unfunded. As permitted by SFAS No. 106, KNBT elected to delay the recognition of this transition obligation by accruing $308,000, which arose from adopting SFAS No. 106, and amortizing this amount on a straight-line basis over 20 years.

The components of the net periodic post-retirement benefit cost are as follows:

	Year Ended December 31,	
	2004	2003
	(dollars in thousands)	
Interest cost	$ 14	$ 8
Amortization of transition obligation	15	15
Amortization of unrecognized gain	-	(8)
Net periodic benefit cost	$ 29	$ 15

The assumptions used to develop the net periodic post-retirement benefit cost are as follows:

	Year Ended December 31,	
	2004	2003
Discount rate	6.00%	6.50%
Medical care cost trend rate	9.00%	7.00%

The medical care cost trend used in the actuarial computation ultimately was increased to 9.0% in 2004 and 6.0% in 2007 and subsequent years. This was accomplished by using 1.0% decrements through the year 2007 and later.

The table of actuarially computed plan assets and benefit obligations for KNBT is presented below.

Post-Retirement Plan	Year Ended December 31, 2004	Year Ended December 31, 2003
	(dollars in thousands)	
Change in benefit obligation:		
Benefit obligation assumed from merger with First Colonial	$ 124	$ 163
Service cost	-	-
Interest cost	14	8
Actual gain	-	-
Change due to change in experience	105	(31)
Change due to change in assumption	16	-
Benefits paid	(25)	(16)
Benefits obligation at end of year	$ 234	$ 124
Change in plan assets:		
Fair value of plan assets at beginning of year	-	-
Actual return on plan assets	-	-
Employer contribution	-	-
Benefits paid	-	-
Fair value of plan assets at end of year	-	-
Funded status	$ (234)	$ (124)
Unrecognized net transition obligation	124	139
Unrecognized net gain (loss)	38	(83)
Accrued benefit cost	$ (72)	$ (68)

The effect of a one percentage point increase in each future year's assumed medical care cost trend rate, holding all other assumptions constant, would increase the accumulated post-retirement benefit obligation by $14,801 and the net post-retirement benefit cost by $827. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated post-retirement benefit obligation by $13,508 and the net post-retirement benefit cost by $758.

Health care benefits are provided to certain retired employees. The cost of providing these benefits was approximately $18,000 in 2004.

Post-Retirement Plan	Estimated Future Benefit Payment (dollars in thousands)
1/1/2005 to 12/31/2005	$ 28,942
1/1/2006 to 12/31/2006	$ 27,548
1/1/2007 to 12/31/2007	$ 26,362
1/1/2008 to 12/31/2008	$ 24,953
1/1/2009 to 12/31/2009	$ 23,576
1/1/2010 to 12/31/2014	$ 97,149

5. *Directors' Deferred Plan*

KNBT, as part of the merger, assumed the First Colonial directors' deferred plan involving certain former directors of First Colonial. The plan requires defined annual payments for five to fifteen years beginning at age 65 or death. The annual benefit is based upon the amount deferred plus interest. KNBT has recorded the deferred compensation liabilities using the present value method.

The following table sets forth the changes in benefit obligations and plan assets of the directors' deferred plan.

Directors' Deferred Plan	Year ended December 31, 2004	2003
	(dollars in thousands)	
Change in benefit obligation:		
Benefit obligation assumed from merger with First Colonial	$ 360	$ 389
Service cost	-	-
Interest cost	21	25
Change due to change in assumptions	10	10
Change due to plan amendment	-	-
Actual loss	(1)	(11)
Benefits paid	(52)	(53)
Benefits obligation at end of year	$ 338	$ 360
Change in plan assets:		
Fair value of plan assets received from merger with First Colonial	-	-
Actual return on plan assets	-	-
Employer contribution	52	53
Benefits paid	(52)	(53)
Fair value of plan assets at end of year	-	-
Funded status	$ (338)	$ (360)
Unrecognized net transition asset	-	-
Unrecognized net actuarial (gain) loss	40	31
Unrecognized prior service cost	-	-
Adjustment to recognize additional minimum liability	(40)	(31)
Accrued benefit cost	$ (338)	$ (360)

Actuarial present value of benefit obligations is as follows:

Directors' Deferred Plan	Year ended December 31, 2004	2003
	(dollars in thousands)	
Service cost	$ -	$ -
Interest cost	21	25
Net amortization and deferral of prior service costs	-	-
Net Periodic Benefit Cost	$ 21	$ 25

The weighted-average assumed discount rates used in determining the actuarial present value of the projected benefit obligation were 6.25% in 2004 and 6.50% in 2003. The weighted-average expected long-term rate of return on assets was 9.0% for 2004 and 2003.

Directors' Deferred Plan	Estimated Future Benefit Payment (dollars in thousands)
1/1/2005 to 12/31/2005	$ 45,570
1/1/2006 to 12/31/2006	$ 37,774
1/1/2007 to 12/31/2007	$ 26,143
1/1/2008 to 12/31/2008	$ 37,896
1/1/2009 to 12/31/2009	$ 37,881
1/1/2010 to 12/31/2014	$ 158,074

6. Deferred Compensation Plans

KNBT maintains two deferred compensation plans. One of these plans was acquired through KNBT's acquisition of First Colonial. These deferred compensation arrangements permit the directors and certain executive officers to defer director's fees or salary, as the case may be, and other compensation at the election of the participants. At December 31, 2004, there were $320,000 in accumulated balances for KNBT's directors (compared to $223,000 at December 31, 2003) and $189,000 in accumulated balances for former First Colonial directors (compared to $224,000 at December 31, 2003) under the acquired First Colonial plan for an aggregate of $509,000. The weighted-average earnings for directors in these plans in 2004 was 7.0% under the KNBT plan and 1.4% under the former First Colonial plan. The weighted-average earnings for director's deferred accounts in 2003 was 4.3% for the KNBT plan and 1.3% for the former First Colonial plan. Deferred fees will be paid out when the participant retires or as otherwise provided by the plan agreements. Selected executive officers also are permitted to defer compensation. The KNBT plan includes all funds that were previously identified as the executive supplemental retirement plan. At December 31, 2004 and 2003, the balance accumulated for executive officers was approximately $2.4 million and $1.7 million respectively. The weighted-average earnings on these deferred funds for executive officers was 9.06% in 2004 and 2.0% in 2003. These deferred amounts will be paid out when the executive retires or as otherwise provided by the plan agreement.

NOTE L - STOCK OPTIONS

Stock Option Plans

KNBT maintains the 2004 Stock Option Plan adopted by its stockholders at the 2004 annual meeting, as well as the stock option plans previously maintained by First Colonial acquired as a part of the acquisition of First Colonial in October 2003. KNBT's stock option plans during 2004 were accounted for under Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation." This standard contains a fair value-based method for valuing stock-based compensation, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, the standard permits entities to continue accounting for employee stock options and similar instruments under APB Opinion No. 25 using the intrinsic value method. Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied but are not required to expense the awards. The Company has elected to account for options, except as discussed below, in accordance with APB Opinion No. 25 until June 30, 2005.

The Company accounts for stock-based compensation on awards granted pursuant to the former First Colonial option plans and to directors, officers and employees under KNBT's 2004 Stock Option Plan using the intrinsic value method. Since each option granted had an exercise price per share equal to the fair market value of one share of the Company's stock on the date of the grant, no compensation cost at date of grant has been recognized.

A summary of the stock option plans as of December 31, 2004 and 2003 and changes during the year are as follows:

	Year ended December 31, 2004		Year ended December 31, 2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding as of beginning of year	789,423	$ 5.63	-	$ -
Issued	1,132,000	16.50	808,157	5.62
Exercised	(242,002)	5.66	-	-
Forfeited	(61,025)	9.81	(56,259)	5.51
Expired	-	-	-	-
Outstanding as of year end	1,618,396	$ 13.07	751,898	$ 5.63
Shares exercisable as of year end	509,896	$ 5.61	751,898	$ 5.63

The following table summarizes information concerning KNBT's stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Stock Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Stock Options Exercisable	Weighted Average Exercise Price
$2.35 - $4.35	66,272	5.41	$ 4.07	66,272	$ 4.07
$4.36 - $6.36	358,258	6.82	$ 5.64	358,258	$ 5.64
$6.37 - $8.36	85,366	7.21	$ 6.67	85,366	$ 6.67
$14.40 - $16.50	1,108,500	9.35	$ 16.50	-	-
	1,618,396			509,896	

The weighted average fair value of each option grant under KNBT's 2004 Stock Option Plan is $4.69. The fair value of each option grant is estimated on the date of grant using the Black-Scholes options pricing model with the following assumptions used for KNBT's 2004 Stock Option Plan: dividend yield of 2.0%; expected volatility of 25.0%; weighted average risk-free interest rate of 3.91%; and weighted average expected life of 6.67 years.

In May 2004, KNBT granted 22,500 options to purchase shares of the Company's common stock at $16.50 to KNBT's advisory directors. The Company will recognize compensation expense in accordance with the fair value-based method of accounting described in SFAS No. 123. The fair value of each option is expensed over its vesting period. Compensation expense of $16,000 was recognized for the year ended December 31, 2004 for options granted to advisory directors.

On December 16, 2004, FASB issued Statement No.123 (revised 2004), "Share-Based Payment." Statement 123(R) replaces FASB Statement No.123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. Statement 123(R) establishes standards for which an entity exchanges its equity instruments for good or services. It also addresses transactions in which an entity incurs liabilities in exchange for good and services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments.

Under Statement 123(R), all forms of share-based payments to employees, including stock options, will be treated the same as other forms of compensation by recognizing the related cost in the income statement. The expense of the award requires the entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (vesting period). Fair value of that award will be re-measured subsequently at each reporting date through the settlement date. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments.

All public entities that use the fair-value based method for either recognition or disclosure under Statement 123(R) will apply this Statement using a modified version of prospective application. Under the transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under Statement 123(R) for either recognition or pro forma disclosure. For periods before the required effective date, those entities may elect to apply a modified version of retrospective application under which the financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by Statement 123(R).

Statement 123(R) is effective for public companies at the beginning of the first interim or annual period beginning after June 15, 2005. This Statement applies to all awards granted after the required effective date and to awards modified, repurchased, or canceled after that date. KNBT is currently evaluating the impact Statement 123(R) will have on its financial statements as well as awards made prior hereto in which the requisite service has not yet been fully rendered.

Management Recognition and Retention Plan

The MRRP, which is a stock-based incentive plan, provides for 808,047 shares of KNBT's common stock, subject to adjustment, which may be granted as restricted shares to the Company's directors, advisory directors, officers and employees. Shares awarded to date by the MRRP are earned by the participants at the rate of 20% per year. On May 6, 2004, 638,000 restricted shares were awarded leaving 170,047 shares available for future grants. Compensation expense for this plan is being recorded over the vesting period or a 60-month period and is based on the market value of KNBT's stock as of the date the awards were made. KNBT, for the benefit of the MRRP Trust, purchased 808,047 shares of KNBT common stock at an average price of $16.44 per share, which is shown as reduction of additional paid-in-capital. The remaining unamortized cost of the MRRP shares acquired to date is reflected as a reduction in shareholders' equity. Expense under this plan for the year ended December 31, 2004 was $1.4 million.

NOTE M – FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107 requires disclosure of the estimated fair value of assets and liabilities considered to be financial instruments. For KNBT, as for most financial institutions, the majority of its assets and liabilities are considered financial instruments as defined in SFAS No. 107. However, many such instruments lack an available trading market as characterized by a willing buyer and willing seller engaging in an exchange transaction. Therefore, KNBT had to use significant estimations and present value calculations to prepare this disclosure, as required by SFAS No. 107. Accordingly, the information presented below does not purport to represent the aggregate net fair value of KNBT.

Changes in the assumptions or methodologies used to estimate fair values may materially affect the estimated amounts. Also, management is concerned that there may not be reasonable comparability between institutions due to the wide range of permitted assumptions and methodologies in the absence of active markets. This lack of uniformity gives rise to a high degree of subjectivity in estimating financial instrument fair values.

Estimated fair values have been determined by KNBT using what management believes to be the best available data and an estimation methodology suitable for each category of financial instruments. The estimated methodologies used, the estimated fair values, and recorded book balances at December 31, 2004 and 2003 are set forth below.

For cash and due from banks and interest-bearing deposits with banks, the recorded book values of approximately $86.2 million and $139.0 million are deemed to approximate fair values at December 31, 2004 and 2003, respectively.

The estimated fair values of investment and mortgage-backed securities are based on quoted market prices, if available. If quoted market prices are not available, then the estimated fair values are based on quoted market prices of comparable instruments. The fair values of loans are estimated on a discounted cash flow analysis using interest rates currently offered for loans with similar terms to borrowers of similar credit quality. The carrying value of accrued interest is deemed to approximate fair value.

	At December 31,			
	2004		2003	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(dollars in thousands)			
Investments and mortgage-backed securities	$ 1,113,695	$ 1,114,143	$ 734,087	$ 734,087
Federal Home Loan Bank of Pittsburgh stock	36,456	36,456	11,543	11,543
Loans receivable	1,002,741	1,013,337	882,166	884,585
Mortgage loans held-for-sale	718	718	4,677	4,677

The estimated fair values of demand deposits (i.e., interest-bearing and non-interest bearing checking accounts, passbook savings and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. The fair values of fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered to a schedule of aggregated expected monthly time deposit maturities. The carrying amount of accrued interest payable approximates its fair value.

	At December 31,			
	2004		2003	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(dollars in thousands)			
Time deposits	$ 561,660	$ 562,367	$ 547,697	$ 562,174
Securities sold under agreements to repurchase	22,643	22,643	24,550	24,550
Advances from the Federal Home Loan Bank	660,674	658,308	207,153	212,082

KNBT's subordinated debt had a carrying value of $15.5 million at December 31, 2004 and 2003. The interest on this debt is tied to LIBOR and changes quarterly. The estimated fair value at December 31, 2004 was $15.5 million.

The fair value of commitments to extend credit is estimated based on the amount of unamortized deferred loan commitment fees. The fair value of letters of credit is based on the amount of unearned fees plus the estimated cost to terminate the letters of credit. Fair values of unrecognized financial instruments including commitments to extend credit and the fair value of letters of credit are considered immaterial.

NOTE N – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

KNBT is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. KNBT's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. KNBT uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

KNBT had the following approximate off-balance-sheet financial instruments whose contract amounts represent credit risk.

	At December 31, 2004	At December 31, 2003
	(dollars in thousands)	
Commitments to extend credit		
Lines of credit:		
Commercial loans	$ 98,804	$ 86,664
Home equity secured by mortgage	51,476	45,341
Unsecured consumer including credit card	5,540	7,100
Total lines of credit	155,820	139,105
Letters of credit	23,973	15,297
Other loan commitments:		
Commercial loans unsecured	33,190	14,580
Commercial loans secured	32,406	-
Residential mortgages	49,160	55,583
Other mortgages	-	51,758
Consumer (auto, personal)	2,198	8,881
Total other loan commitments	116,954	130,802
Total commitments to extend credit	$ 296,747	$ 285,204

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. KNBT evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by KNBT upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include guarantees, personal or commercial real estate, accounts receivable, inventory and equipment.

Standby letters of credit are conditional commitments issued by KNBT to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support contracts entered into by customers. Most guarantees extend for one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. KNBT holds collateral to support these commitments. The Bank had standby letters of credit of $24.0 million and $15.3 million at December 31, 2004 and 2003, respectively. These letters of credit expire as follows: $17.2 million in 2005, $6.7 million in 2006 through 2007, and $83,000 in 2008.

A substantial amount of KNBT's loans are secured by real estate in the Northampton, Lehigh, Monroe, and Carbon counties of northeastern Pennsylvania. Loans purchased from other financial institutions or participation interests in loans originated by other financial institutions constitute less than 1% of KNBT's loans outstanding. Accordingly, KNBT's primary concentration of credit risk is related to the real estate market in the four county area and the ultimate collectibility of this portion of KNBT's loan portfolio is susceptible to changes in economic conditions in that area.

NOTE O – LEASE COMMITMENTS

KNBT has entered into several noncancellable operating lease agreements for its branch banking facilities. KNBT is responsible for pro-rata operating expense escalations. The approximate minimum annual rental payments at December 31, 2004 under these leases are as follows:

	(dollars in thousands)
2005	$ 1,177
2006	989
2007	734
2008	627
2009	53
2010 and Thereafter	5,648
	$ 9,228

Lease expense for the years ended December 31, 2004, 2003 and 2002 was $1.3 million, $769,000, and $474,000, respectively.

NOTE P – REGULATORY MATTERS

KNBT is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on KNBT's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, KNBT and the Bank must meet specific capital guidelines that involve quantitative measures of KNBT's and the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. KNBT's and the Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

KNBT's ability to declare and pay dividends may depend in part on dividends received from the Bank. The Pennsylvania Banking Code regulates the distribution of dividends by savings banks and states, in part, that dividends may be declared and paid only out of accumulated net earnings and may not be declared or paid unless surplus, retained earnings, is at least equal to contributed capital. In addition, dividends may not be declared or paid if the Bank is in default in payment of any assessment due the FDIC.

The Federal Reserve Board issued a policy statement on the payment of cash dividends by the bank holding companies, which expresses the Federal Reserve Board's view that a bank holding company should pay cash dividends only to the extent that the holding company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company's capital needs, asset quality and overall financial condition.

Quantitative measures established by regulations to ensure capital adequacy require KNBT and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). As of December 31, 2004, KNBT and the Bank met all regulatory capital adequacy requirements to which they are subject.

As of December 31, 2004, the most recent notification from the FDIC categorized the Bank as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "adequately capitalized" the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed in the institution's category.

The following table provides a comparison of KNBT's and the Bank's capital amounts, risk-based capital ratios and leverage ratios for the periods indicated.

	At December 31, 2004					
	Actual		Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
Total Capital						
(To risk-weighted assets)						
Company (consolidated)	$355,857	25.64%	$111,042	8.00%	N/A	N/A
Bank	$264,159	19.17%	$110,233	8.00%	$137,792	10.00%
Tier I Capital						
(To risk-weighted assets)						
Company (consolidated)	$345,396	24.88%	$ 55,521	4.00%	N/A	N/A
Bank	$253,698	18.41%	$ 55,117	4.00%	$ 82,675	6.00%
Tier I Capital						
(To average assets, leverage)						
Company (consolidated)	$345,396	14.66%	$ 55,521	4.00%	N/A	N/A
Bank	$253,698	12.17%	$ 55,117	4.00%	$ 68,896	5.00%

	At December 31, 2003					
	Actual		Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
Total Capital						
(To risk-weighted assets)						
Company (consolidated)	$359,522	33.24%	$ 86,535	8.00%	N/A	N/A
Bank	$258,441	24.01%	$ 86,123	8.00%	$107,654	10.00%
Tier I Capital						
(To risk-weighted assets)						
Company (consolidated)	$351,612	32.51%	$ 43,268	4.00%	N/A	N/A
Bank	$250,499	23.27%	$ 43,062	4.00%	$ 64,593	6.00%
Tier I Capital						
(To average assets, leverage)						
Company (consolidated)	$351,612	19.39%	$ 72,525	4.00%	N/A	N/A
Bank	$250,499	13.42%	$ 74,646	4.00%	$ 93,307	5.00%

NOTE Q – QUARTERLY FINANCIAL DATA (Unaudited)

The following represents summarized quarterly financial data of KNBT, which, in the opinion of management, reflects all adjustments (comprising only normal recurring accruals) necessary for a fair presentation.

2004	Three Months Ended Dec. 31	Sept. 30	June 30	March 31
	(dollars in thousands except per share data)			
Interest income	$ 26,973	$ 24,772	$ 23,195	$ 22,351
Interest expense	10,476	8,777	7,318	6,875
Net interest income	16,497	15,995	15,877	15,476
Provision for loan losses	1,095	742	971	1,500
Non-interest income	4,189	3,840	3,438	3,967
Non-interest expense	13,681	13,496	13,017	12,505
Income before income taxes	5,910	5,597	5,327	5,438
Net income	4,736	4,447	4,308	4,115
Per Common Share Data (1)				
Weighted Average Common Shares- Diluted	29,077,739	29,285,250	29,655,263	30,011,264
Weighted Average Common Shares- Basic	28,586,796	28,875,080	29,232,941	29,555,238
Net Income Per Share- Diluted	$ 0.16	$ 0.15	$ 0.15	$ 0.14
Net Income Per Share- Basic	$ 0.17	$ 0.15	$ 0.15	$ 0.14
Book Value	$ 13.33	$ 13.35	$ 13.04	$ 13.44
2003				
Interest income	$ 18,153	$ 13,193	$ 13,578	$ 14,139
Interest expense	6,110	4,657	4,991	5,303
Net interest income	12,043	8,536	8,587	8,836
Provision for loan losses	2,095	468	326	62
Non-interest income	2,447	2,018	2,401	2,182
Non-interest expense	33,213	7,852	7,148	6,906
Income (loss) before income taxes	(20,819)	2,234	3,514	4,050
Net income (loss)	(13,087)	1,756	2,626	2,949

(1) Per share data is not included for 2003 because no shares were issued prior to November 2003.

NOTE R – KNBT BANCORP, INC.
(PARENT COMPANY ONLY)

CONDENSED BALANCE SHEET	At December 31, 2004	At December 31, 2003
	(dollars in thousands)	
Assets		
Cash and due from banks	$ -	$ 3
Interest-bearing deposits with banks	714	94,477
Total cash and cash equivalents	714	94,480
Loans receivable	15,483	15,920
Investment in banking subsidiary	300,780	302,897
Investment in other subsidiaries	91,703	5,706
Other assets	7,400	7,380
Total Assets	$ 416,080	$ 426,383
Liabilities		
Long-term ESOP debt	$ -	$ 15,920
Subordinated Debentures	15,464	15,464
Other liabilities	23,262	5,919
Total Liabilities	38,726	37,303
Shareholders' Equity	377,354	389,080
Total Liability and Shareholders' Equity	$ 416,080	$ 426,383

CONDENSED STATEMENT OF OPERATIONS	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
	(dollars in thousands)	
Income		
Interest on deposits with banks	$ 101	$ 264
Interest on ESOP loan	507	96
Statutory trust income	23	5
Other income	5	-
Total Income	636	365
Expenses		
Interest on long-term ESOP debt	172	96
Interest on Subordinated Debt	775	120
Contribution to charitable foundation	-	16,161
Other expenses	2,340	80
Total Expenses	3,287	16,457
Loss before tax benefit and equity in undistributed net earnings of subsidiaries	(2,651)	(16,092)
Income tax benefit	(1,445)	(5,632)
Loss before equity in undistributed net earnings of subsidiaries	(1,206)	(10,460)
Equity in undistributed net earnings of subsidiaries	18,812	4,704
Net Income (Loss)	$ 17,606	$ (5,756)

CONDENSED STATEMENT OF CASH FLOWS	For the Years Ended December 31, 2004	2003
Operating Activities	(dollars in thousands)	
Net income (loss)	$ 17,606	$ (5,756)
Adjustments to reconcile net loss to net cash provided by operating activities		
Distribution in excess of undistributed net loss of subsidiaries	(18,812)	(4,704)
Contribution to charitable foundation		16,161
Changes in assets and liabilities		
Increase in other assets	1,489	(7,380)
Increase in other liabilities	17,360	5,842
Management Recognition and Retention Plan expense	1,404	-
Net Cash Provided by Operating Activities	19,047	4,163
Investing Activities		
Proceeds from repayment of ESOP loan	437	-
Investment in subsidiaries	(85,650)	106,225
Net Cash Used In Investing Activities	(85,213)	106,225
Financing Activities		
Net proceeds from issuance of common stock	-	196,261
Proceeds from the exercise of stock options	1,288	311
Dividend payments on common stock	(4,428)	-
Purchase of treasury stock	(11,179)	-
Purchase of MRRP stock	(13,281)	-
Net Cash Provided by (used in) Financing Activities	(27,600)	196,572
Increase (decrease) in cash and cash equivalents	(93,766)	94,480
Cash and cash equivalents, January 1	94,480	-
Cash and cash equivalents, December 31	$ 714	$ 94,480

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures. KNBT's management evaluated, with the participation of its Chief Executive Officer and Chief Financial Officer, the effectiveness of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based on such evaluation, KNBT's Chief Executive Officer and Chief Financial Officer have concluded that its disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and regulations and are operating in an effective manner.

Changes in Internal Control Over Financial Reporting. No change in KNBT's internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) under the Securities Exchange Act of 1934, as amended) occurred during the quarter ended December 31, 2004 that has materially affected or is reasonably likely to materially affect, KNBT's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The management of KNBT is responsible for establishing and maintaining adequate internal control over financial reporting.

KNBT's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of KNBT.
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of KNBT are being made only in accordance with authorizations of management and the board of directors of KNBT; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of KNBT's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions or because of declines in the degree of compliance with the policies or procedures.

KNBT's management assessed the effectiveness of its internal control over financial reporting as of December 31, 2004. In making this assessment, KNBT's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework.

As of December 31, 2004, based on management's assessment, KNBT's internal control over financial reporting was effective.

Grant Thornton

Accountants and Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
KNBT Bancorp, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that KNBT Bancorp, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). KNBT Bancorp, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that KNBT Bancorp, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, KNBT Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of KNBT Bancorp, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004 and our report dated March 16, 2005 expressed an unqualified opinion on those financial statements.



Philadelphia, Pennsylvania
March 16, 2005

Suite 3100
Two Commerce Square
2001 Market Street
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Item 9B. Other Information

None

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by Item 10 of Form 10-K with respect to directors and executive officers is incorporated by reference from the section captioned "Information with Respect to Nominees for Director, Continuing Directors and Executive Officers" in KNBT's definitive proxy statement for the annual meeting of stockholders to be held on May 5, 2005, (the "Proxy Statement") to be filed with the Securities and Exchange Commission prior to April 30, 2005.

KNBT has adopted a Code of Conduct and Ethics that applies to its principal executive officer and principal financial officer, as well as other officers and employees of KNBT and the Bank. A copy of the Code of Conduct and Ethics may be found on KNBT's website at www.KNBT.com.

Item 11. Executive Compensation

The information required by Item 11 of Form 10-K is incorporated by reference from the sections captioned "Management Compensation," "Report of the Human Resources Committee of KNBT" and "Performance Graph" in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 of Form 10-K is incorporated by reference from the section captioned "Beneficial Ownership of Common Stock by Certain Beneficial Owners and Management."

Equity Compensation Plan Information

The following table provides information as of December 31, 2004 with respect to shares of common stock that may be issued under our existing equity compensation plans, which consist of the 2004 Stock Option Plan and 2004 Recognition and Retention Plan, both of which were approved by our stockholders.

The table does not include information with respect to shares of common stock subject to outstanding options granted under equity compensation plans assumed by us in connection with the acquisition of First Colonial, which originally granted these options. Note 2 to the table sets forth the total number of shares of common stock issuable upon the exercise of assumed options as of December 31, 2004 and the weighted average exercise price of those options. No additional options may be granted under those assumed plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders......	1,738,000 (1)	$16.50 (1)	1,090,165 (3)
Equity compensation plans not approved by security holders......	--	--	--
Total	1,738,000 (2)	$16.50	1,090,165

(1) Includes 629,500 shares subject to restricted stock grants which were not vested as of December 31, 2004. The weighted-average exercise price excludes such restricted stock grants.
(2) The table does not include information for equity compensation plans assumed by us in connection with the acquisition of First Colonial which originally established those plans. As of December 31, 2004, a total of 509,896 shares of Common Stock were issuable upon exercise of outstanding options under those assumed plans and the weighted average exercise price of those outstanding options was $5.61 per share. No additional options may be granted under any assumed plans.
(3) Includes 178,547 shares available for grant pursuant to the MRRP.

Item 13. Certain Relationships and Related Transactions

The information required by Item 13 of Form 10-K is incorporated by reference from the section captioned "Management Compensation – Indebtedness of Management and Related Party Transactions" in the Proxy Statement.

Item 14. Principal Accounting Fees and Services

The information required by Item 14 of Form 10-K is incorporated by reference from the section captioned "Ratification of Appointment of Auditors – Audit Fees" in the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Documents Filed as Part of this Report:

Financial Statements: The Consolidated Financial Statements of KNBT Bancorp, Inc. and the Report of Independent Certified Public Accountants thereon, as listed below, have been filed under "Item 8, Financial Statements and Supplementary Data".

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets for the Years Ended 12/31/04 and 12/31/03

Consolidated Statements of Income for the Years Ended 12/31/04, 12/31/03 and 12/31/02

Consolidated Statement of Changes in Shareholders' Equity for the Years Ended 12/31/04, 12/31/03 and 12/31/02

Consolidated Statements of Cash Flows for the Years Ended 12/31/04, 12/31/03 and 12/31/02

Notes to Consolidated Financial Statements

(b) Exhibits

Exhibit No.	Description	Location
2.1	Agreement and Plan of Merger between KNBT Bancorp, Inc. and Northeast Pennsylvania Financial Corp., dated December 8, 2004.	(1)
3.1	Articles of Incorporation of KNBT Bancorp, Inc.	(2)
3.2	Amended and Restated Bylaws of KNBT Bancorp, Inc.	Filed herewith
4.0	Form of Stock Certificate of KNBT Bancorp, Inc.	(2)
10.1	Employment Agreement between Keystone Savings Bank, KNBT Bancorp and Scott V. Fainor	(2)
10.2	Amendment No. 1 to the Employment Agreement between KNBT Bancorp, Inc., Keystone Nazareth Bank & Trust Company, and Scott V. Fainor.	(3)
10.3	Employment Agreement between Keystone Savings Bank, KNBT Bancorp and Eugene T. Sobol	(2)
10.4	Amendment No. 1 to the Employment Agreement between KNBT Bancorp, Inc., Keystone Nazareth Bank & Trust Company, and Eugene T. Sobol.	(3)
10.5	Keystone Savings Bank Supplemental Executive Retirement Plan	(2)
10.6	Keystone Savings Bank Trustee and Executive Deferred Compensation Program	(2)
10.7	First Colonial Group, Inc. 1994 Stock Option Plan for Non-Employee Directors	(4)
10.8	First Colonial Group, Inc. 1996 Employee Stock Option Plan	(5)
10.9	First Colonial Group, Inc. 2001 Stock Option Plan	(6)
10.10	Nazareth National Bank Directors' Deferred Compensation Plan #2	(7)
10.11	KNBT Bancorp, Inc. 2004 Stock Option Plan	(8)
10.12	KNBT Bancorp, Inc. 2004 Recognition and Retention Plan and Trust Agreement	(8)
21.0	Subsidiaries of the Registrant - Reference is made to "Item 1. Business" for the required information	
23.0	Consent of Grant Thornton LLP	Filed herewith
31.1	Rule 13a-14(a) Certification of the Chief Executive Officer	Filed herewith
31.2	Rule 13a-14(a) Certification of the Chief Financial Officer	Filed herewith

32.0	Section 1350 Certifications	Filed herewith

(1) Incorporated by reference from KNBT's Current Report on Form 8-K/A filed on December 14, 2004 with the Securities and Exchange Commission (File No. 000-50426).
(2) Incorporated by reference from KNBT's Registration Statement on Form S-1 filed on June 6, 2003, as amended, and declared effective on August 12, 2003 (Registration No. 333-105899).
(3) Incorporated by reference from KNBT's Current Report on Form 8-K/A filed on January 27, 2005, with the Securities and Exchange Commission (File No. 000-50426).
(4) Incorporated by reference from First Colonial's Annual Report on Form 10-KSB, for the fiscal year ended December 31, 1994 (File No. 000-11526).
(5) Incorporated by reference from First Colonial's Annual Report on Form 10-KSB, for the fiscal year ended December 31, 1995 (File No. 000-11526).
(6) Incorporated by reference from First Colonial's quarterly report on Form 10-Q, for the quarter ended June 30, 2001 (File No. 000-11526).
(7) Incorporated by reference from KNBT's Annual Report on Form 10-K, for the fiscal year ended December 31, 2003 (File No. 000-50426).
(8) Incorporated by reference from KNBT's Definitive Schedule 14A filed on April 2, 2004 with the Securities and Exchange Commission (File No. 000-50426).

(c) Financial Statement Schedules

All financial statement schedules are omitted as the required information is not applicable or presented in the consolidated financial statements or related notes included in Item 8, "Financial Statements and Supplementary Data."

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNBT BANCORP, INC.

Dated: March 16, 2005

By: /s/ Scott V. Fainor
SCOTT V. FAINOR, President and
Chief Executive Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities as of March 16, 2005.

By: /s/ Jeffrey P. Feather
JEFFREY P. FEATHER
Chairman of the Board
and Director
March 16, 2005

By: /s/ Scott V. Fainor
SCOTT V. FAINOR
President, Chief Executive Officer
and Director (Principal Executive Officer)
March 16, 2005

By: /s/ Eugene T. Sobol
EUGENE T. SOBOL
Senior Executive Vice President and Treasurer
(Principal Financial Officer and
Principal Accounting Officer)
March 16, 2005

By: /s/ Michael J. Gausling
MICHAEL J. GAUSLING
Director
March 16, 2005

By: /s/ Donna D. Holton
DONNA D. HOLTON
Director
March 16, 2005

By: /s/ Christian F. Martin, IV
CHRISTIAN F. MARTIN, IV
Director
March 16, 2005

By: /s/ John A. Mountain
JOHN A. MOUNTAIN
Director
March 16, 2005

By: /s/ Daniel B. Mulholland
DANIEL B. MULHOLLAND
Director
March 16, 2005

By: /s/ R. Chadwick Paul, Jr.
R. CHADWICK PAUL, JR.
Director
March 16, 2005

By: /s/ Charles J. Peischl, Esquire
CHARLES J. PEISCHL, ESQUIRE
Director
March 16, 2005

By: /s/ Robert R. Scholl
ROBERT R. SCHOLL
Director
March 16, 2005

By: /s/ Kenneth R. Smith
KENNETH R. SMITH
Director
March 16, 2005

By: /s/ R. Charles Stehly
R. CHARLES STEHLY
Director
March 16, 2005

By: /s/ Richard Stevens, III
RICHARD STEVENS, III
Director
March 16, 2005

By: /s/ Richard L. Strain
RICHARD L. STRAIN
Director
March 16, 2005

By: /s/ Maria Z. Thulin
MARIA Z. THULIN
Director
March 16, 2005

Exhibit 31.1

CERTIFICATION

I, Scott V. Fainor, President and Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-K of KNBT Bancorp, Inc. (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the Registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and

   (c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: March 16, 2005

/s/ Scott V. Fainor
Scott V. Fainor
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Eugene T. Sobol, Senior Executive Vice President, Treasurer, Chief Operating Officer and Chief Financial Officer certify that:

1. I have reviewed this annual report on Form 10-K of KNBT Bancorp, Inc. (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the Registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and

   (c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: March 16, 2005

/s/ Eugene T. Sobol
Eugene T. Sobol
Senior Executive Vice President, Treasurer,
Chief Operating Officer and Chief Financial Officer

Exhibit 32.0

SECTION 1350 CERTIFICATIONS

I, Scott V. Fainor, President and Chief Executive Officer, and Eugene T. Sobol, Senior Executive Vice President, Treasurer, Chief Operating Officer and Chief Financial Officer, of KNBT Bancorp, Inc. (the "Company"), hereby certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

(1) The Annual Report on Form 10-K of the Company for the year ended December 31, 2003 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C 78m(a) or 78o(d); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 16, 2005

By: /s/ Scott V. Fainor
Scott V. Fainor
President and Chief Executive Officer

Date: March 16, 2005

By: /s/ Eugene T. Sobol
Eugene T. Sobol
Senior Executive Vice President, Treasurer,
Chief Operating Officer and Chief Financial Officer

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act has been provided to KNBT Bancorp, Inc. and will be retained by KNBT Bancorp, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

INVESTOR INFORMATION

Corporate Headquarters
KNBT Bancorp, Inc.
90 Highland Avenue
Bethlehem, PA 18017-9408
610-861-5000
www.knbt.com

Stock Information
KNBT Bancorp, Inc. common stock trades on the NASDAQ National Market under the trading symbol "KNBT".

Financial Information
Investors, brokers, security analysts and others desiring financial information should contact:

Eugene T. Sobol
Sr. Executive Vice President, COO/CFO & Treasurer
KNBT Bancorp, Inc. and
Keystone Nazareth Bank & Trust
90 Highland Avenue
Bethlehem, PA 18017-9408
610-861-5000

Auditors
Grant Thornton LLP
Two Commerce Square, Suite 3100
2001 Market Street
Philadelphia, PA 19103-7080

General Counsel
Tallman, Hudders & Sorrentino, PC
The Paragon Centre
Suite 300
1611 Pond Road
Allentown, PA 18104

Special Counsel
Elias, Matz, Tiernan & Herrick, LLP
734 15th St. N.W., 12th Floor
Washington, D.C., 20005

Registrar and Transfer Agent
The registrar and transfer agent is Registrar and Transfer Company. Shareholders seeking assistance with stock registration, lost stock certificates or dividend information should contact:

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
1-800-368-5948

KNBT Dividend Reinvestment Plan
Available to eligible shareholders, the KNBT Dividend Reinvestment Plan provides an economical means of growing your share ownership through the reinvestment of dividends. It also provides a convenient method of safekeeping and selling shares.

For information about the plan, please contact:

Registrar and Transfer Company
Dividend Reinvestment Plans
P.O. Box 664
Cranford, New Jersey 07016-9896
1-800-368-5948

Market Makers
Archipelago Exchange (The)
Boenning & Scattergood Inc.
CIBC World Markets Corp.
Citigroup Global Markets Inc.
Ferris Baker Watts Inc.
Fig Partners, LLC
Friedman Billings Ramsey & Co
Goldman, Sachs & Co.
Hill, Thompson, Magid and Co.
Howe Barnes Investments, Inc.
Hudson Securities, Inc.
Janney Montgomery LLC
Jefferies & Company, Inc.
Keefe, Bruyette & Woods, Inc.
Knight Equity Markets, L.P.
Lehman Brothers Inc.
McConnell Budd & Downes
Merrill Lynch, Pierce, Fenner
Moors & Cabot, Inc.
Morgan Stanley & Co., Inc.
National Stock Exchange
Prudential Equity Group, Inc.
RBC Capital Markets Corp.
Ryan Beck & Co. Inc.
Sandler O'Neill & Partners
Susquehanna Capital Group
UBS Capital Markets L.P.

Market Value of KNBT Stock and Cash Dividends Paid Year Ended December 31, 2004

	Sales Prices		
	High	**Low**	**Dividend**
First Quarter	$17.99	$16.26	$0.00
Second Quarter	$17.65	$14.60	$0.05
Third Quarter	$17.53	$15.26	$0.05
Fourth Quarter	$17.46	$16.31	$0.05


KNBT™
Bancorp, Inc.

90 Highland Avenue, Bethlehem, PA 18017-9408
610-861-5000 ◦ www.knbt.com

03/05 Annual Report